Paul Hastings

Paul Hastings · Gaikokuho Kyodo Jigyo
34F Ark Mori Bldg., P.O. Box 577
1-12-32, Akasaka, Minato-Ku, Tokyo 107-6034 Japan
telephone 81 3 3586 4711 facsimile 81 3 3586 4705 www.paulhastings.com

RECEIVED
2005 NOV 15 P 4:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.: 82-34801

011-81-3-6229-6014
howardcheng@paulhastings.com

05012538

November 11, 2005

SUPPL

Office of International Corpora[illegible]
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

PROCESSED
NOV 16 2005
THOMSON FINANCIAL

File No:82-34801

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE JULY 28, 2005

November 8, 2005

A. ENGLISH LANGUAGE DOCUMENTS

1. Brief Statement of Interim Financial Results for the Six Months Ended September 30, 2005 dated on October 20, 2005(Exhibit 1).

2. Brief Statement of Quarterly Financial Results for the Three Months Ended September 30, 2005 dated on October 20, 2005 (Exhibit 2).

3. Fact Book for the Three Months Ended September 30, 2005 dated on October 20, 2005 (Exhibit 3).

4. Notice of Treasury Stock Purchase dated on October 20, 2005 submitted to the Tokyo Stock Exchange (Exhibit 4).

B. JAPANESE LANGUAGE DOCUMENTS

1. Brief Statement of Interim Financial Results for the Six Months Ended September 30, 2005 dated on October 20, 2005(Exhibit 5). English translation also attached (Exhibit 1).

2. Brief Statement of Quarterly Financial Results for the Three Months Ended September 30, 2005 dated on October 20, 2005 (Exhibit 6). English translation also attached (Exhibit 2).

3. Notice of Treasury Stock Purchase dated on October 20, 2005 submitted to the Tokyo Stock Exchange (Exhibit 7). English translation also attached (Exhibit 4).

Exhibit A.1



October 20, 2005

INTERIM REPORT

for the First Half : Six months ended September 30, 2005

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

Contents

(unaudited)

Notes:

1. HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2. Data used here are unaudited exept that of the year ended March 31, 2005.
3. These financial statements are excerpt translation of Japanese "*Kessan Tanshin*"and have been prepared for the references only of foreign investors in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

This report is provided solely for the information of professional analysts who are expected to make their own evaluation of the company. These statements are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

This report contains forward-looking statements that are based on management's assumptions and beliefs in light of the information currently available to it and therefore you should not place undue reliance on them.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

We accept no liability whatsoever for any direct or consequential loss arising from any use of this report.

Interim Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Performance for the six months ended September 30, 2005 and 2004 (unit:Millions of Yen)

(Figures less than a million yen are omitted.)

(1)Results of Operations	Six months ended September 30, 2005	2004	variance(%)	Year ended March 31, 2005
Net sales	166,738	153,447	(8.7)	308,172
Operating income	49,795	44,128	(12.8)	84,920
Ordinary income	54,439	46,771	(16.4)	89,525
Net income	38,985	32,894	(18.5)	64,135
Net income per share(Yen)	349.90	298.95		578.84
Net income / shareholders' equity	13.4%	14.0%		25.8%
Ordinary income / total assets	14.6%	15.3%		27.9%
Ordinary income / net sales	32.6%	30.5%		29.1%

Note : No changes have been made in accounting policy.

(2)Financial Position	As of Sep. 30, 2005	As of Mar. 31, 2005	As of Sep. 30, 2004
Total assets	391,768	351,482	319,944
Shareholders' equity	305,191	277,889	250,696
Shareholders' equity ratio	77.9%	79.1%	78.4%
Shareholders' equity per share (Yen)	2,738.40	2,494.37	2,252.35

(3)Conditions of Cash Flows	Six months ended September 30, 2005	2004	Year ended March 31, 2005
Net cash provided by operating activities	47,561	35,613	76,000
Net cash used in investing activities	-20,397	-18,192	-35,524
Net cash provided (used in) financing activities	-9,717	-5,639	-11,692
Cash and cash equivalents, end of period	131,304	94,660	112,874

Ref:Performance of HOYA CORPORATION (non-consolidated)

Millions of Yen

	Six months ended September 30, 2005	2004	variance(%)	Year ended March 31, 2005
Net sales	122,137	110,217	(10.8%)	224,608
Operating income	16,611	18,887	(-12.1%)	35,131
Ordinary income	25,566	27,098	(-5.7%)	46,536
Net income	14,152	17,439	(-18.9%)	24,967
Net income per share(Yen)	127.02	158.49		225.55
Total assets	231,710	218,005		222,313
Shareholders' equity	163,994	155,831		159,316

Notes :

Hoya Corporation discloses financial reports quarterly on consolidated basis.

The forecast for the fiscal year will be released on consolidated basis when the business results for the third quarter are disclosed.

(1) Global Group Management

The HOYA Group consists of the HOYA CORPORATION (the "Company"), 60 consolidated subsidiaries (6 in Japan and 54 overseas) and five affiliates (5 in Japan). The HOYA Group is engaged in manufacturing, sales and businesses related to Electro-Optics, Photonics, Vision Care, Health Care and Crystal products. Of the five affiliates, one (1in Japan) is accounted for using the equity method (as of September 30, 2005).

Our products are manufactured by the Company itself and by other companies in the Group both in Japan and abroad. In Japan, most of our products are distributed directly to retailers, specialty stores, assemblers, etc. Some products are exported to various countries abroad through our overseas Group companies.

The HOYA Group has adopted a global group management system. Global Headquarters at the HOYA CORPORATION formulate management strategies, which are enacted on a global basis by the two major business segments such as Information Technology and Eye Care in line with their respective business responsibilities.

By area, regional headquarters in North America, Europe and Asia are in charge of reinforcing relationships with the countries and areas in their respective regions, financial management on a regional basis, legal support and internal audits, thereby supporting the promotion of business activities.

In July 2003, the HOYA Group has moved its financial headquarters to HOYA HOLDINGS, N.V. so that the headquarters control global financial matters.

Global Group Management System


Global Headquarters
(Formulation of Group Strategies)
Information Technology
Eye Care
Others
(area)
Japan
Asia
(Regional HQ)
North America
(Regional HQ)
Europe
(Regional HQ &
Financial Headquarters)
Legal and Financial Support
Global Business Expansion

The Company and its consolidated subsidiaries are engaged mainly in the manufacture and sales of products in six major industries as per below: Electro-Optics, Photonics, Vision Care, Health Care, Crystal and Service.

Business Categories	Industries	Products and Services	Major Subsidiaries
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for LCDs; Glass disks for hard disk drives (HDDs); Optical lenses, Optical glasses, Optical communication related devices, etc.	HOYA CORP. Blanks Division, Mask Division, MD Division, Optics Division, etc. HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD.
	Photonics	Laser equipments for industrial, dental, and medical purposes Light sources for electronics industry, etc.	HOYA PHOTONICS, INC. HOYA PHOTONICS CORPORATION HOYA CANDEO OPTRONICS CORPORATION
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, Ophthalmic equipments, etc.	HOYA CORP. Vision Care Company HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD.
	Health Care	Contact lenses and accessories, Intraocular lenses, etc.	HOYA CORP. Medical Division, HOYA HEALTHCARE CORPORATION, etc.
Others	Crystal	Crystal glass products	HOYA CORP. Crystal Company HOYA CRYSTAL, INC.
	Service	Design of information systems, Placement of temporary staff, etc.	HOYA SERVICE CORPORATION WELFARE CORPRATION

Business Flow Chart


INFORMATION TECHNOLOGY
Photonics
(Consolidated Subsidiary)
HOYA PHOTONICS, INC.
Electro-Optics
HOYA CORPORATION
Blanks Division,
Mask Division,
MD Division,
Optics Division
EYECARE
Vision Care
HOYA CORPORATION
Vision Care Company
Health Care
HOYA CORPORATION
Medical Division
(Consolidated Subsidiary)
HOYA HEALTHCARE CORPORATION
CRYSTAL
HOYA CORPORATION
Crystal Company
SERVICE
(Consolidated Subsidiary)
HOYA SERVICE CORP.
WELFARE CORPORATION
(Affiliate)
TWO COINS CORP.
Service
Products, Semi-finished products, Materials
Products, Semi-finished products, Processing
Products, Semi-finished products
products
products
NORTH AMERICA
(Regional headquarters)
HOYA HOLDINGS, INC.
(Consolidated Subsidiaries)
HOYA CORPORATION USA
RADIANT IMAGES, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A.DE C.V.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA LENS OF NEW ORLEANS, INC.
HOYA CRYSTAL, INC.
and, Vision Care North America Branches
EUROPE
(Regional headquarters)
HOYA HOLDINGS N.V.
(Consolidated Subsidiaries)
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE S.A.S.
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MFG. HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA CONBIO FRANCE EURL
HOYA MEDICAL EUROPE GMBH.
ASIA
(Regional headquarters)
HOYA HOLDINGS ASIA PACIFIC PTE LTD
(Consolidated Subsidiaries)
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
HOYA OPTICAL (ASIA) CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA MICROELECTRONICS TAIWAN CO.,LTD.
HOYA GLASS DISK PHILIPPINES, INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA GLASS DISK VIETNAM LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONGKONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA MEDICAL SINGAPORE PTE LTD., etc.
JAPAN
(Consolidated Subsidiaries)
HOYA CANDEO OPTRONICS CORPORATION
HOYA PHOTONICS CORPORATION
HOYA ADVANCED SEMICONDUCTOR - TECHNOLOGIES CORPORATION
(Affiliates)
NH TECHNO GLASS CORPORATION
other 3 companies
Products
Products
Products
Products
Products
Service
CUSTOMERS

Italic : affiliates accounted for by the equity method

2. Management Policies

An outline of the management policies of the HOYA Group is as follows:

Top Priority Policy of the Management
"Maximization of Corporate Value"

1. SVA management

(SVA:Shareholders' Value Added or an increment in shareholder value during one fiscal year)

In order to maximize corporate value, we will streamline our management and carry out SVA management. We are confident that we will be able to respond to the expectations of our shareholders and satisfy all stakeholders with an increase in corporate value by producing profits that exceed capital costs while paying due attention to all expenses.

2. Strategy of "Global Niche"

Applying our original technologies, which have been accumulated over many years, the Company will develop technologies that will prevail in the global marketplace, create new business fields with growth potential to attain the top market shares therein, and develop them into highly profitable businesses.

3. Harmonizing the interests of management, employees and shareholders

In order to improve business results and produce profits for both shareholders and management/employees simultaneously, board members are obliged to own shares in the Company, stock-options and an employee stock ownership plan have been established that allow employees to have a sense of participation in the management of the Company.

The Company has adopted new system that places importance on the employees' abilities regardless of age or sex so that they can work with enthusiasm.

4. Global group management

We will make the best combination of management resources in order to give full play to our competitive edge in a global perspective and strive to increase our share of overseas business.

Measures designed to promote globalization include not only expansion of the worldwide marketing network and transfer of manufacturing overseas, but also employment of locals in the senior management of overseas subsidiaries regardless of race.

5. Middle- to long-term policy on appropriation of retained earnings

The Company carries out its globalized management emphasizing consolidated accounting and its management emphasizing shareholder interests and exerts efforts to increase the enterprise value and shareholder value in response to shareholder expectations.

In terms of the cash dividend, the Company will determine the amount in consideration of the balance among repayment of profit to shareholders, welfare of employees and replenishment of retained earnings for future business development.

Funds from retained earnings will be appropriated for investments for the Company to establish the HOYA brand, accelerate further growth, enhance competitive edge of its products, and develop next-generation products.

6. Policy to the decreasing of investment trading unit

Given the recent trend of the stock price, the Company will carry out the stock split aiming to expand the shareholder base and to increase liquidity of the stock, based on the action plan pronounced by the Tokyo Stock Exchange encouraging listed companies with high prices and large trading units to reduce the investment unit to less than Yen 500,000.

In a meeting of the Board of Directors held on July 20, 2005, the Company decided to carry out a four-for-one stock split.

With effect on November 15, 2005, the shares of shareholders recorded on September 30, 2005 will be split four for one.

7. Basic approach to corporate governance and measures being promoted

1) Basic approach

The Company is aware that corporate governance is one of the issues of highest priority in business management and has thus far promoted initiatives for numerous reforms. We aim to maximize shareholders value and enhance management efficiency based on the concept that "the company is the possession of the shareholders" and have furthermore established supervisors to monitor operations from the perspective of the shareholders and receive their advice when required in order to avoid implementing business operations that solely reflect the Company's own logic. At the same time, we have been promoting the separation of management supervision and operations and an acceleration in decision making.

2) Conditions of other measures

(1) Conditions of the corporate governance infrastructure

a) Reduction in the number of directors and participation in management by outside directors

We began gradually decreasing the number of directors in 1989 in order to be able to avoid having the Board of Directors become a mere façade and stimulate thoroughgoing and lively discussion.

We promoted the separation of management supervision and operations within an organizational configuration consisting of a divisionalized and company system and operations were executed centered in the heads of the operating divisions.

Meanwhile, in order to prevent promoting decision making based only on our own internal logic, we have had outside directors join us since 1995 so as to assure that voices could be heard without regard to internal hierarchy and human relationships and have made it possible for them to supervise management and provide advice. We further increased outside directors to three in 2001.

The overall number of directors at that time was six, the smallest number ever, and, at the same time, we equalized the number of internal and outside directors. Prompted by this, we established discretionary Remuneration and Nomination Committees centered in the outside directors, creating a structure in which the Company would receive the impartial judgments of the outside directors from the perspective of the shareholders. The Company had thus already established a structure similar to a "committee-establishing company" before the actual transformation.

b) Transformation to a committee-establishing company

We transformed the Company to a committee-establishing company in June 2003. Through the extensive transfer of executive officer decision-making authority by the Board of Directors, it became possible for the executive officers to carry out management rapidly and effectively with the aim of improving performance and a reinforcement of the supervisory functions implemented by the three committees, the Nomination, Remuneration and Audit Committees, was sought based on the impartial decisions of the outside directors invited in from the outside.

Together with the transformation to a committee-establishing company, the outside directors were increased two from three to five, thus making up a majority share, the first such case for any listed companies in the domestic market. In addition, since the Company was first founded, the first female director was appointed with anticipation of advice also from the perspective of a woman.

The three executive officers elected by the Board of Directors also serve concurrently internal directors.

<Corporate Governance Structure>


General Meeting of Shareholders
elected
<Board of Directors>
Internal directors: 3 (serving concurrently as executive officers)
Outside directors: 5
Remuneration Committee 5 outside directors
Collaboration & mutual monitoring
Nomination Committee 5 outside directors
Collaboration & mutual monitoring
Audit Committee 5 outside directors
Election
Supervision & advice
<Executive officers>
President
Executive officers
(3 internal directors)
Execution of operations
Operations Divisions
Remuneration Committee Secretariat
Nomination Committee Secretariat
Audit Committee Secretariat

c) Overview of the committees

The Nomination Committee decides upon proposals for the election and dismissal not only of directors but also executive officers. The Remuneration Committee decides the compensation of directors and executive officers. The Audit committee receives reports and explanations from the accounting auditors, verifies the financial statements, etc., monitors and verifies the internal control system and checks the conditions of operations and assets with the collaboration of the divisions in charge of internal control.

These three committees are all composed solely of the five outside directors and all of the outside directors participate in all of the committees as outside directors. The three committees undertake the mutual monitoring of the directors and the monitoring of the executive officers while promoting cooperation, thereby further enhancing corporate governance functions.

d) Placement of staff to assist outside directors

An Audit Committee Secretariat has been established as an organization to assist the auditing functions of the committee-establishing company.

The Audit Committee has a full-time secretariat with three employees. The Remuneration and Nomination Committees have an secretariat with one employee each concurrently in operations in charge of personnel affairs.

e) Operation execution and monitoring and internal control mechanism

Meetings of the Board of Directors are convened every month except February and August and a structure has been set up so that, while engaging in lively discussion, the outside directors monitor the execution of operations by the executive officers.

The three internal directors at the Company serve concurrently as executive officers and execute operations. Specifically, day-to-day operations are executed primarily by the general managers of the operating divisions. Each of the divisions provides detailed reports to the executive officers and measures for dealing with problem areas are debated at the regular business activity report meetings held once a month.

The HOYA Conduct Standards, based on the Group's business philosophy and basic management principles, were enacted in 1997 as a code of conduct that applies to all employees. They establish guiding principles to assure that the executives and employees conduct themselves in accordance with rigid professional ethics in the performance of their day-to-day work duties.

Furthermore, the HOYA Help Line, an in-house organization for reporting and consulting, was established in 2003 to deal with conduct that violates the code of conduct. Its purpose is to assure the soundness of the entire Group through the early detection of violations of the code of conduct, laws, prompt notification to the top management and disposition of the problem, while maximum respect is given to ensure the protection and anonymity of those who report problems. The HOYA Help Line is an exclusive organization set up at the HOYA headquarters and it also serves as a contact point for outside attorneys.

f) Conditions of attorneys, accounting auditors and other third parties (conditions of involvement in the company corporate governance system)

The Company maintains a close relationship with a number of attorneys and, when required, receives their advice as appropriate. The auditing firm, AZSA & Co. has been appointed as the Company's accounting auditor and, besides periodic auditing, it responds to consultation as required and also strives to realize transparency and accuracy in accounting audits. For tax-related operations, the Company has concluded contracts with outside professionals and receives their advice as required.

(2) Summary of human, capital, transaction relationships and other vested interests between the Company and outside directors

There are no vested interests worthy of note. Importance is placed on the following points in the selection of candidates for outside directors.

- Persons who have sufficient experience in management, are cosmopolitan in outlook and are able to see things impartially from the perspective of the shareholders
- Persons who, rather than in formal name only, actually attend the Company's Board meetings, participate actively in discussion, are empathetic and willing to express their views

(3) Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Six months ended Sep. 30, 2005
Net sales	166,738
Operating income	49,795
Ordinary income	54,439
Net income	38,985
Net income per share(Yen)	349.90

During the term under review, there were ongoing inventory adjustments of digital appliance products, which had been the driving force in the economy, and signs were evident of a recovery in production centered in new products. With "the economy breaking away from the lull" as pointed out by the government and an upward revision in overall assessment, corporate capital investment plans are on the upswing and, prompted by an improvement in employment, personal consumption is also beginning to look brighter.

In the currency market during the term under review, euro was appreciated by 1.5% against the yen on a year-on-year basis, while the US dollar and Thai baht were the same level as the same period last year.

Within that context, in the HOYA group, the Electro-Optics division saw continued demand for high-precision products as clients were active in aggressive production capacity reinforcement and new product development. In the Vision Care division, both domestic and overseas eyeglass lens market enjoyed strong growth. In the Health Care division, sales were strong in high-function products. As a result, consolidated sales during the term under review increased 8.7% year-on-year to 166,738 million yen.

Semiannual Net Sales (Million Yen) and
Average Exchange Rate (Yen/US$& Euro)


180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
115.93
107.15
122.03
121.99
134.03
133.67
107.93
98,921
102,189
115,695
121,107
118,358
116907
123,013
123,280
131,699
139,744
153,447
154,725
166,738
2000
2001
2002
2003
2004
2005
2006
First Half
Second Half
US dollar average exchange rate(First Half)
Euro average exchange rate(First Half)

Note: '2006' means the fiscal year ends on March 31, 2006. Therefore, 'First half of 2006' means the six months from April to September 2005 and 'Second Half' means the six months from October 2005 to March 2006.

Ratio of Net Sales by Business Segment - First Harf


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Service
Crystal
Health Care
Vision Care
Photonics
Electro-Optics

During the quarter under review, the Electro-Optics division saws steady orders for high-precision products. In the Eye Care sector, a boost in revenues was achieved through expanded sales of high-value-added products. For the Group overall, operating income, ordinary income and net income for the term increased 12.8%, 16.4% and 18.5%, respectively, on a year-on-year basis. Together with the net sales, all three represented record results for the term. Net income per share for the term increased Yen 50.95 year-on-year to Yen 349.90.

Net interim dividends per share were Yen 120, an increase of Yen 60 (double) against the same term in the previous year.

Interim Profits (Million Yen) - First Half


60,000
50,000
40,000
30,000
20,000
10,000
0
16,449
16,946
9,590
21,871
23,113
13,691
22,847
22,697
13,660
26,549
25,027
14,845
30,936
30,395
18,924
44,128
46,771
32,894
49,795
54,439
38,985
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1. Information Technology

Electro-Optics


Semiannual Net Sales of Electro-Optics (Million Yen)
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004
2005
2006
First Half
Second Half

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

In photomasks for semiconductor production, sales increased year-on-year along with an increase in orders from overseas market and for next-generation products such as masks for 65nm level semiconductors.

In terms of LCD masks, the demand of large LCD masks were healthy as LCD panel manufacturers launched new production lines and the development of new models remained vigorous, resulting in increased sales on a year-on-year basis.

In terms of glass disks for hard disk drives (HDDs), thanks to a steady growth in sales of personal computers as well as to broadened applications, such as for portable music players, demand expanded favorably, the sales increased substantially on a year-on-year basis.

In optical lenses, growth has not been great in spite of a gradual recovery in the market for digital cameras and other products. HOYA has begun shipments for camera-equipped mobile phones and other new uses and has furthermore been promoting strategies for products with high value added properties. As a result, sales remained flat overall on a year-on-year bases.

Photonics


Semiannual Net Sales of Photonics (Million Yen)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2001
2002
2003
2004
2005
2006
First Half
Second Half

This segment covers laser-related equipment for industrial, dental and medical applications.
Sales of industrial laser related equipment slowed down in general during the quarter under review, resulting in declined sales, as the same term in the previous year was the peak of investments in new LCD production lines mainly in Taiwan and South Korea.

2. Eye Care

Vision Care

Semiannual Net Sales of Vision Care (Million Yen)


60,000
50,000
40,000
30,000
20,000
10,000
0
2000
2001
2002
2003
2004
2005
2006
First Half
Second Half

In the domestic eyeglass market, a moderate recovery has continued. At HOYA, in spite of persistently intense price competition for products in the lower price band, sales grew in the upper price band with the launch of new products onto the market and the addition of higher value to its products centered on progressive lenses. Overall, sales increased on a year-on-year basis.

Overseas, sales growth in all region such as Asia and Oceania, the United States and Europe, remained strong reflecting the higher value-added products promoted by HOYA. Especially there was a sign of recovery in Germany, Europe's largest market, while other markets showed an indication of growth. Aggregate sales in the term in overseas markets increased on a year-on-year basis.

As a result, revenues of the Vision Care division as a whole decreased on a year-on-year basis.

Health Care

Semiannual Net Sales of Health Care (Million Yen)


20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004
2005
2006
First Half
Second Half

In terms of contact lenses, in the midst of intensified price competition in the market among discount retailers, HOYA sought to differentiate itself from its competitors by continuing the establishment of new retail stores, taking advantage of its professional expertise to improve face-to-face customer services and promoting sales of multifocal lenses and other high value-added products, thereby boosting sales on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses, especially new item of yellow-lens, during the term both in Japan and overseas.

3. Others

Crystal

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives and, since corporate demand in the market remained slow, sales decreased on a year-on-year basis.

2. Financial Position

	Millions of Yen As of Sep.30, 2005
Total assets	391,768
Shareholders' equity	305,191
Shareholders' equity ratio	77.9%

At the end of the six months under review, total assets increased Yen 40,286 million as current assets increased Yen 26,123 million and fixed assets increased Yen 13,891 million from the end of the previous six months period. Shareholders' equity increased Yen 27,302 million due to increase of Yen 28,872 in retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Six months ended Sep. 30, 2005
Net cash provided by operating activities	47,561
Net cash used in investing activities	-20,397
Net cash provided by (used in) financing activities	-9,717
Cash and cash equivalents at end of period	131,304

Cash flow from operating activities amounted to Yen 47,561million, comprised Yen 50,445 million in income before income taxes and minority interests and Yen 11,326 in depreciation and amortization among others. Cash flow from investing activities amounted to Yen 20,397 million in cash payments that were mainly used for investment in order to handle next-generation products. Free cash flow amounted to Yen 27,164 million, and used Yen 10,024 million for payment of dividends. The term-end balance of cash and cash equivalents increased Yen 18,430 million from the end of the previous fiscal year.

(4) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of			
	Sep.30,2005	Mar.31,2005	Variance	Sep.30,2004
ASSETS				
Current assets	258,963	232,871	26,092	213,797
Cash and deposits	131,304	112,874	18,430	94,660
Notes and accounts receivable - trade	77,485	73,619	3,866	73,042
Inventories	38,670	36,165	2,505	35,307
Deferred tax assets	7,961	6,500	1,461	6,649
Other current assets	4,981	4,947	34	5,591
Allowance for doubtful receivables	-1,440	-1,235	-205	-1,453
Fixed asstes	132,210	118,288	13,922	105,907
Tangible fixed assets	106,630	95,158	11,472	85,515
Buildings and structures	26,321	25,114	1,207	24,172
Machinery and carriers	50,528	45,016	5,512	36,848
Lands	8,874	8,937	-63	9,333
Other tangible fixed assets	20,905	16,090	4,815	15,161
Intangible fixed assets	5,701	5,489	212	4,888
Investments and other assets	19,879	17,640	2,239	15,503
Investment securities	12,438	10,383	2,055	8,183
Deferred tax assets	2,808	3,097	-289	2,859
Other assets	4,941	4,461	480	4,901
Allowance for doubtful receivables	-309	-301	-8	-441
Deferred charges	594	322	272	239
Total Assets	391,768	351,482	40,286	319,944
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	83,499	70,792	12,707	66,381
Notes and accounts payable - trade	27,580	24,452	3,128	27,415
Short-term bank loans	-	194	-194	150
Income tax payable	11,937	10,022	1,915	11,885
Accrued bonuses to employees	4,072	3,917	155	3,835
Other current liabilities	39,908	32,204	7,704	23,094
Long-term liabilities	2,176	1,970	206	2,039
Allowance for special repairs	748	542	206	-
Other long-term liabilities	1,427	1,427	0	2,039
Total Liabilities	85,676	72,762	12,914	68,420
Minority interest	901	830	71	827
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	297,127	268,255	28,872	243,722
Net unrealized gain (loss) on available-for-sale securities	71	37	34	23
Foreign currency translation adjustments	-6,830	-4,687	-2,143	-6,714
Treasury stock-at cost	-7,340	-7,878	538	-8,498
Total Shareholders' Equity	305,191	277,889	27,302	250,696
Total	391,768	351,482	40,286	319,944

Notes:

	Millions of Yen			
Accumulated depreciation	175,390	166,344		159,519
Guarantees of borrowings and lease obligations for customers and Group's employees	1,640	1,369		1,089
Number of shares of treasury stock (unit : stocks)	900,605	967,762		1,044,621

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen				
	Six months ended				Year ended
	Sep.30,2005	Sep.30,2004	Variance Value	Variance (%)	Mar.31,2005
Net sales	166,738	153,447	13,291	8.7	308,172
Cost of sales	84,363	77,839	6,524	8.4	158,023
Gross profit	82,374	75,607	6,767	9.0	150,148
Selling, general and administrative expenses	32,579	31,478	1,101	3.5	65,228
Operating income	49,795	44,128	5,667	12.8	84,920
Non-operating income	5,579	3,725	1,854	49.8	6,623
Interest income	974	429	545		1,013
Foreign exchange gains	1,766	732	1,034		875
Equity in earnings of affiliates	1,776	2,000	-224		3,707
Others	1,062	563	499		1,026
Non-operating expenses	934	1,083	-149	-13.8	2,017
Interest expense	70	62	8		86
Sales discount	335	257	78		552
Others	529	763	-234		1,378
Ordinary income	54,439	46,771	7,668	16.4	89,525
Extra-ordinary gains	1,484	346	1,138	328.9	719
Gain on sales of property, plant and equipment	42	84	-42		194
Others	1,441	262	1,179		524
Extra-ordinary losses	5,478	2,496	2,982	119.5	6,779
Maintenance of environment	3,538	1,101	2,437		1,980
Additional retirement benefits paid to employees	1,143	725	418		842
Loss on disposal of property, plant and equipment	216	362	-146		948
Loss on impairment of long-lived assets	127	57	70		859
Loss on closure of plant	-	-	-		1,263
Others	452	249	203		885
Income before income taxes and other items	50,445	44,621	5,824	13.1	83,466
Income taxes - Curent	12,515	10,982	1,533	14.0	18,690
Income taxes - Deferred	-1,122	644	-1,766	-274.2	531
Minority interests in net income	68	100	-32	-32.0	108
Net income	38,985	32,894	6,091	18.5	64,135
Net income per share(Yen)	349.90	298.95	50.95		578.84

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2005 A" is the actual value of this period. "2005 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2005 A	2005 B	influences
Net sales	166,738	166,051	687
Operating income	49,795	49,541	254
Ordinary income	54,439	54,126	313
Net income	38,985	38,718	267

2. Average rates of major foreign currencies

		Six months ended			Year ended
		Sep.30,2005	Sep.30,2004	Variance(%)	Mar.31,2005
US$	Yen	110.36	110.32	0.0%	107.60
Euro	Yen	135.74	133.67	-1.5%	135.73
Thail Baht	Yen	2.69	2.69	0.0%	2.68

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Six months ended			Year ended
	Sep. 30,2005	Sep. 30,2004	Variance	Mar. 31, 2005
Additional Paid-In Capital				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Retained Earnings				
Balance at the beginning of the period	268,255	247,175	21,080	247,175
Adjustment of retained earnings	38,985	32,894	6,091	64,135
Net income	38,985	32,894	6,091	64,135
Appropriations	10,112	36,346	-26,234	43,056
1. Cash dividends	10,024	5,563	4,461	12,241
2. Bonuses to directors	65	63	2	62
3. Cancellation of treasury stock	-	30,702	-30,702	30,702
4. Loss on deposit of treasury stock	22	18	4	49
Balance at the end of the period	297,127	243,722	53,405	268,255

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen		
	Six monthe ended Sep.30,		
	2005	2004	Variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	50,445	44,621	5,824
Depreciation and amortization	11,326	10,123	1,203
Loss on impairment of long-lived assets	127	57	70
Provision for (reversal of) accrued allowances for doubtful receivables	209	15	194
Provision for (reversal of) accrued bonuses to employees	153	113	40
Provision for (Reversal of) reserve for periodic repairs	206	137	69
Interest income and dividend receivable	-979	-434	-545
Interest expense payable	70	62	8
Foreign exchange loss (gain)	-347	-254	-93
Equity in earnings of affiliates	-1,776	-2,000	224
Gain on sales of property, plant and equipment and investment securities	-42	-84	42
Loss on disposal of property, plant and equipment and investment securities	216	362	-146
Bonus to directors	-65	-63	-2
Other	-1,898	249	-2,147
(Increase) decrease in notes and accounts receivable	-3,738	-4,994	1,256
(Increase) decrease in inventories	-2,174	-1,850	-324
(Increase) decrease in other current assets	-681	1,286	-1,967
Increase (decrease) in notes and accounts payable	3,728	1,524	2,204
Increase (decrease) in income taxes payable	1,151	-122	1,273
Increase (decrease) in other current liabilities	1,355	220	1,135
Sub total	57,286	48,968	8,318
Interest and dividend receivable	1,019	438	581
Interest payable	-59	-78	19
Income taxes - paid	-10,684	-13,714	3,030
Net cash provided by operating activities	47,561	35,613	11,948
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-20,638	-17,066	-3,572
Proceeds from sales of property, plant and equipment	156	85	71
Purchases of investment securities	-	-10	10
Payment for loans	-1	-64	63
Proceeds from loans	60	93	-33
Increase in investments and other assets	-1,217	-1,395	178
Decrease in investments and other assets	1,243	165	1,078
Net cash used in investing activities	-20,397	-18,192	-2,205
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	-207	-348	141
Repayments of long-term bank loans	-	-11	11
Payments for purchase of treasury stock	-22	-16	-6
Proceeds from sales of treasury stock	538	301	237
Dividends paid	-10,024	-5,563	-4,461
Dividends paid for minority shareholders	-1	0	-1
Net cash used in financing activities	-9,717	-5,639	-4,078
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENT	983	2,453	-1,470
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	18,430	14,235	4,195
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	112,874	80,425	32,449
CASH AND CASH EQUIVALENTS, END OF PERIOD	131,304	94,660	36,644

Notes:

1. Negative figures with "-" (minus) in the above statements indicate net outflow of cash and cash equivalents.
2. The above statements are direct translation from *Kessan Tanshin* made under the Japanese Accounting Standard.

5. Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 60 companies
   (Major companies: <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V.,
   HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION,
   HOYA HEALTHCARE CORPORATION)
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

A. Scope of consolidation

a) In comparison to the end of previous first half (Sep. 30, 2004) : 4companies increased in total.
4 companies increased due to the establishment: HOYA GLASS DISK VIETNAM LTD. (Vietnam)
HOYA LENS OF NEW ORLEANS, INC. (USA)
HOYA MEDICAL EUROPE GMBH. (Germany)
and other 1 company (overseas)

b) In comparison to the end of previous fiscal year (March 31, 2005) : 2 companies increased in total.
2 companies increased due to the establishment: HOYA MEDICAL EUROPE GMBH. (Germany)
and other 1 company (overseas)

B. Application of the equity method

a) In comparison to the end of previous first half (Sep. 30, 2004) :
No change

b) In comparison to the end the previous fiscal year (March 31, 2005) :
No change

	as of Sep. 30, 2005	as of Sep. 30,2004	variance	as of Mar. 31,2005
Consolidated subsidiaries	60 (do 6, os54)	56 (do 6, os50)	4 (do-, os 4)	58 (do 6, os52)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	- (do-, os-)	(1) (do 1, os -)
Total Hoya Group	65	61	4	63
(accounted for by the equity method)	(1)	(1)	-	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   None

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	As of		
	Sep.30,2005	Sep.30,2004	Mar.31,2005
Cash and deposits	131,304	94,660	112,874
Marketable securities	-	-	-
Total	131,304	94,660	112,874

2. Details of Important Non-financial Trading

Six months ended Sep. 30, 2005	Millions of Yen
None	

Six months ended Sep. 30, 2004

Cancellation of treasury stock (3,775,400 shares with effect on June 1, 2004)	30,702

Year ended Mar. 31, 2005

Cancellation of treasury stock (3,775,400 shares with effect on June 1, 2004)	30,702

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Sep.30, 2005			Mar.31, 2005			Sep.30, 2004		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	159	327	167	159	308	148	159	270	110
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	364	317	-47	-	-	-	-	-	-
Total	524	644	119	159	308	148	159	270	110

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Sep.30, 2005	Mar.31, 2005	Sep.30, 2004
Non-marketable stock of subsidiaries	11,117	9,486	7,636
Total	11,117	9,486	7,636
Non-marketable equity securities	261	274	275
Others	414	314	-
Total	676	588	275

3. Derivatives

None

Notes Relating to Income Tax

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
		As of	
(1) Current deferred tax assets and liabilities	Sep.30, 2005	Mar.31, 2005	Sep.30, 2004
Deferred tax assets			
Inventories - intercompany unrealized profits	2,277	2,166	1,808
Maintenance of environment	1,753	323	-
Accrued bonuses to employees	1,564	1,529	1,494
Accrued enterprise taxes	777	691	737
Amortization of goodwill	-	285	906
Other	1,589	1,505	1,702
Total amount of deferred tax assets - current	7,961	6,500	6,649
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amortization of goodwill and property, plant and equipment	2,005	1,876	1,926
Loss on impairment of long-lived assets	748	861	847
Allowance for doubtful receivables	115	117	153
Loss on closure of plant	-	510	-
Other	845	681	807
Total amount of deferred tax assets - fixed	3,715	4,047	3,735
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-423	-434	-431
Special depreciation reserve	-277	-313	-278
Net unrealized gain on available-for-sale securities	-40	-35	-
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-906	-949	-875
Net amount of deferred tax assets - fixed	2,808	3,097	2,859

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Six months ended Sep. 30,		Year ended
	2005	2004	Mar.31,2005
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-17.1	-12.5	-13.8
Non-Deductible expenses such as entertainment expenses	0.3	0.2	0.4
Per capita levy of inhabitants tax and others	0.1	0.1	0.1
Non-taxable dividend income	-3.5	-4.6	-2.6
Intercompany cash dividend and transactions	3.5	4.6	0.8
Equity in earnings of affiliates	-1.4	-1.8	-1.8
Tax credit on experiment and research expenses	-0.5	-0.6	-0.8
Other adjustment	0.7	0.3	0.3
Effective income tax rate	22.6	26.1	23.0

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

	Six months ended Sep. 30,		Year ended
(2) Breakdown of expenses for employees' retirement benefits	2005	2004	Mar.31,2005
Additional retirement benefits paid to employees	1,143	725	842
Expenses for employees' retirement benefits	1,143	725	842

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

Since the quarter ended March 31, 2004, the Company has adopted impairment accounting for fixed assets :

1. Crystal Division

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Six months ended Sep. 30,		Year ended
	2005	2004	Mar.31,2005
Machinery and others	127	57	92
Total	127	57	92

2. Photonics Division

(1) Group of assets applied :

Production facilities of photonics products at Maebashi Factory, HOYA CANDEO OPTRONICS CORPORATION

(2) Breakdown of impairment

	Six months ended Sep. 30,		Year ended
	2005	2004	Mar.31,2005
Land	-	-	449
Buildings and Others	-	-	317
Total	-	-	766

(5) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	91,352	5,117	50,457	17,621	1,240	948	166,738	-	166,738
Intersegment	603	140	4	0	17	2,355	3,121	(3,121)	-
Total	91,956	5,258	50,462	17,621	1,257	3,303	169,859	(3,121)	166,738
Operating expenses	55,084	4,867	41,008	13,318	1,521	2,971	118,772	(1,829)	116,942
Operating income	36,872	390	9,453	4,302	-263	331	51,087	(1,292)	49,795
Operating income ratio	40.1%	7.4%	18.7%	24.4%	-21.0%	10.0%	30.1%	-	29.9%
Assets	188,839	7,440	93,751	16,514	1,382	3,302	311,230	80,537	391,768
Depreciation	7,865	47	2,984	376	-	26	11,299	26	11,326
Loss on impairment	-	-	-	-	127	-	127	-	127
Capital Expenditures	17,492	50	3,434	637	127	18	21,760	27	21,788
R&D Expenses	4,306	518	1,199	446	18	-	6,488	-	6,488
Number of employees (p)	14,708	192	6,750	699	129	254	22,732	52	22,784

for the six months ended September 30, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	82,511	5,811	46,665	15,790	1,891	776	153,447	-	153,447
Intersegment	300	95	1	0	26	2,508	2,932	(2,932)	-
Total	82,812	5,907	46,666	15,790	1,917	3,285	156,379	(2,932)	153,447
Operating expenses	49,900	5,145	38,577	11,967	1,890	2,967	110,449	(1,131)	109,318
Operating income	32,911	761	8,088	3,822	27	318	45,929	(1,800)	44,128
Operating income ratio	39.7%	12.9%	17.3%	24.2%	1.4%	9.7%	29.4%	-	28.8%
Assets	148,813	8,170	92,124	20,882	2,466	2,496	274,953	44,990	319,944
Depreciation	6,848	59	2,837	323	-	22	10,090	32	10,123
Loss on impairment	-	-	-	-	57	-	57	-	57
Capital Expenditures	13,045	50	3,056	335	57	169	16,713	180	16,894
R&D Expenses	3,503	423	708	453	12	-	5,100	-	5,100
Number of employees (p)	12,445	226	6,143	565	177	262	19,818	54	19,872

Ref:

Differences between the first half of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	8,841	-694	3,792	1,831	-651	172	13,291	-	13,291
Variance(%)	10.7%	-11.9%	8.1%	11.6%	-34.4%	22.2%	8.7%	-	8.7%
Intersegment	303	45	3	0	-9	-153	189	(189)	-
Total	9,144	-649	3,796	1,831	-660	18	13,480	(189)	13,291
Operating expenses	5,184	-278	2,431	1,351	-369	4	8,323	(698)	7,624
Operating income	3,961	-371	1,365	480	-290	13	5,158	508	5,667
Variance(%)	12.0%	-48.8%	16.9%	12.6%	-	4.1%	11.2%	-	12.8%
Assets	40,026	-730	1,627	-4,368	-1,084	806	36,277	35,547	71,824
Depreciation	1,017	-12	147	53	-	4	1,209	-6	1,203
Loss on impairment	-	-	-	-	70	-	70	-	70
Capital Expenditures	4,447	0	378	302	70	-151	5,047	-153	4,894
R&D Expenses	803	95	491	-7	6	-	1,388	-	1,388
Number of employees (p)	2,263	-34	607	134	-48	-8	2,914	-2	2,912

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Lazer equipments for industrial, dental and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Sep. 30, 2005 and 2004 are as follows:

2005 1,340 million Yen
2004 1,405 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headqarters. Corporate assets as of Sep. 30, 2005 and 2004 are as follows:

2005 82,641 million Yen
2004 59,745 million Yen

2. Geographical Segments

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2005

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	122,307	16,856	18,263	9,310	166,738	-	166,738
Intersegment	10,820	99	246	55,456	66,622	(66,622)	-
Total	133,127	16,956	18,510	64,767	233,360	(66,622)	166,738
Operating expenses	111,482	16,360	15,415	42,663	185,922	(68,979)	116,942
Operating income	21,644	595	3,094	22,103	47,438	2,356	49,795
Operating income ratio	16.3%	3.5%	16.7%	34.1%	20.3%	-	29.9%
Assets	166,008	18,984	38,340	131,941	355,275	36,493	391,768

for the six months ended September 30, 2004

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	115,783	15,788	15,957	5,918	153,447	-	153,447
Intersegment	9,669	59	127	43,319	53,176	(53,176)	-
Total	125,453	15,847	16,085	49,238	206,624	(53,176)	153,447
Operating expenses	100,068	15,479	13,504	33,817	162,870	(53,551)	109,318
Operating income	25,384	367	2,580	15,420	43,754	374	44,128
Operating income ratio	20.2%	2.3%	16.1%	31.3%	21.2%	-	28.8%
Assets	168,718	20,035	30,728	90,716	310,199	9,745	319,944

Ref:

Differences between the first half of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	6,524	1,068	2,306	3,392	13,291	-	13,291
Variance(%)	5.6%	6.8%	14.5%	57.3%	8.7%	-	8.7%
Intersegment	1,151	40	119	12,137	13,446	(13,446)	-
Total	7,674	1,109	2,425	15,529	26,736	(13,446)	13,291
Operating expenses	11,414	881	1,911	8,846	23,052	(15,428)	7,624
Operating income	-3,740	228	514	6,683	3,684	1,982	5,667
Variance(%)	-14.7%	62.1%	19.9%	43.3%	8.4%	-	12.8%
Assets	-2,710	-1,051	7,612	41,225	45,076	26,748	71,824

Notes:

1. The Company and its subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

   North America: United States of America and Canada

   Europe: Netherlands, Germany, United Kingdom, etc.

   Asia: Singapore, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Sep. 30, 2005 and 2004 are as follows:

   2005 1,188 million Yen

   2004 1,251 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Sep. 30, 2005 and 2004 are as follows:

   2005 80,021 million Yen

   2004 55,875 million Yen

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

for the six months ended September 30, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	20,262	19,259	38,821	6	78,350
Total Consolidated Net Sales (B)					166,738
Overseas Sales ratio A/B	12.2%	11.5%	23.3%	0.0%	47.0%
Regional Sales ratio	25.9%	24.6%	49.5%	0.0%	100.0%

for the six months ended September 30, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	22,902	17,552	29,092	2	69,549
Total Consolidated Net Sales (B)					153,447
Overseas Sales ratio A/B	14.9%	11.4%	19.0%	0.0%	45.3%
Regional Sales ratio	32.9%	25.3%	41.8%	0.0%	100.0%

Ref:

Differences between the first half of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-2,640	1,707	9,729	4	8,801
Total Consolidated Net Sales (B)					13,291
Overseas Sales ratio A/B	-11.5%	9.7%	33.4%	200.0%	12.7%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

Notes Relating to Stock Split

In a meeting of the Board of Directors held on July 20, 2005, HOYA CORPORATION "the Company" decided to carry out a four-for-one stock split. The details are as follows:

1. Number of shares to be increased
   Ordinary shares 337,047,015 shares

2. Method
   With effect on November 15, 2005, the shares of shareholders recorded on September 30, 2005 will be split four for one.

3. Date entitled to dividend
   October 1, 2005

The per share information assuming that the above stock split was exercised on the beginning of the term under review and on the beginning of the same period last year are as follows:

	Six months ended September 30,		Year ended March 31,
	2005	2004	2005
Shareholders' equity per share (Yer	684.60	563.08	623.59
Basic net income per share (Yen)	87.47	74.73	144.71
Diluted net income per share (Yen)	87.20	74.55	144.38

(6) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(unaudited)**

Millions of yen [%]

Business Category / Company	Six months ended September 30, 2005		2004		Variance Value	Variance (%)	Year ended March 31, 2005	
Electro-Optics								
Domestic	48,073	(52.6)	43,684	(52.9)	4,389	10.0	86,964	(52.5)
Overseas	43,278	(47.4)	38,827	(47.1)	4,451	11.5	78,699	(47.5)
total	91,352	[54.8]	82,511	[53.8]	8,841	10.7	165,664	[53.8]
Photonics								
Domestic	2,743	(53.6)	3,844	(66.2)	-1,101	-28.6	7,291	(67.8)
Overseas	2,374	(46.4)	1,966	(33.8)	408	20.8	3,457	(32.2)
total	5,117	[3.1]	5,811	[3.8]	-694	-11.9	10,749	[3.5]
Information Technology								
Domestic	50,817	(52.7)	47,529	(53.8)	3,288	6.9	94,256	(53.4)
Overseas	45,653	(47.3)	40,794	(46.2)	4,859	11.9	82,157	(46.6)
total	96,470	[57.9]	88,323	[57.6]	8,147	9.2	176,413	[57.3]
Vision Care								
Domestic	18,572	(36.8)	18,487	(39.6)	85	0.5	36,601	(38.5)
Overseas	31,884	(63.2)	28,177	(60.4)	3,707	13.2	58,370	(61.5)
total	50,457	[30.2]	46,665	[30.4]	3,792	8.1	94,971	[30.8]
Health Care								
Domestic	17,092	(97.0)	15,470	(98.0)	1,622	10.5	30,692	(97.7)
Overseas	529	(3.0)	319	(2.0)	210	65.8	716	(2.3)
total	17,621	[10.6]	15,790	[10.3]	1,831	11.6	31,409	[10.2]
Eye Care								
Domestic	35,664	(52.4)	33,958	(54.4)	1,706	5.0	67,293	(53.2)
Overseas	32,414	(47.6)	28,497	(45.6)	3,917	13.7	59,086	(46.8)
total	68,079	[40.8]	62,455	[40.7]	5,624	9.0	126,380	[41.0]
Crystal								
Domestic	957	(77.2)	1,633	(86.4)	-676	-41.4	3,158	(86.0)
Overseas	283	(22.8)	257	(13.6)	26	10.1	514	(14.0)
total	1,240	[0.7]	1,891	[1.2]	-651	-34.4	3,672	[1.2]
Service								
Domestic	948	(100.0)	776	(100.0)	172	22.2	1,706	(100.0)
Overseas	-	(-)	-	(-)	-	-	-	(-)
total	948	[0.6]	776	[0.5]	172	22.2	1,706	[0.5]
Others								
Domestic	1,905	(87.1)	2,410	(90.3)	-505	-21.0	4,864	(90.4)
Overseas	283	(12.9)	257	(9.7)	26	10.1	514	(9.6)
total	2,188	[1.3]	2,668	[1.7]	-480	-18.0	5,378	[1.7]
Total Net Sales								
Domestic	88,387	(53.0)	83,898	(54.7)	4,489	5.4	166,414	(54.0)
Overseas	78,350	(47.0)	69,549	(45.3)	8,801	12.7	141,758	(46.0)
total	166,738	[100.0]	153,447	[100.0]	13,291	8.7	308,172	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

Exhibit A.2

File No:82-34801

HOYA

October 20, 2005

QUARTERLY REPORT

for the 2nd Quarter : three months ended September 30, 2005

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1. HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2. Data used here are unaudited exept that of the year ended March 31, 2005.
3. These financial statements are excerpt translation of Japanese "*Kessan Tanshin*"and have been prepared for the references only of foreign investors in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

Quarterly Financial Highlights (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Performance for the three months ended September 30, 2005 and 2004 (Second Quarter)

(Figures less than a million yen are omitted.)

(1)Results of Operations	Millions of Yen Three months ended Sep.30, 2005	Sep.30, 2004	change(%)	Jun.30, 2005
Net sales	84,961	78,486	(8.2)	81,777
Operating income	24,740	23,047	(7.3)	25,055
Ordinary income	26,974	24,404	(10.5)	27,465
Net income	18,596	16,671	(11.5)	20,389
Net income per share(Yen)	166.88	149.78		183.02
Ordinary income / net sales	31.7%	31.1%		33.6%

Notes : No changes have been made in accounting policy.

(2)Financial Position	Millions of Yen As of Sep.30, 2005	Jun.30, 2005	Sep.30, 2004
Total assets	391,768	352,588	319,944
Shareholders' equity	305,191	286,827	250,696
Shareholders' equity ratio	77.9%	81.3%	78.4%
Shareholders' equity per share (Yen)	2,738.40	2,574.53	2,252.35

(3)Conditions of Cash Flows	Millions of Yen Three months ended Sep.30, 2005	Sep.30, 2004	Jun.30, 2005
Net cash provided by operating activities	29,802	25,522	17,758
Net cash used in investing activities	-7,892	-9,863	-12,504
Net cash provided (used in) financing activities	88	45	-9,805
Cash and cash equivalents, end of period	131,304	94,660	106,998

Notes :

Hoya Corporation discloses financial reports quarterly on consolidated basis.

The forecast for the fiscal year will be released on consolidated basis when the business results for the third quarter are disclosed.

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Sep. 30, 2005
Net sales	84,961
Operating income	24,740
Ordinary income	26,974
Net income	18,596
Net income per share(Yen)	166.88

The quarter under review was marked by ongoing inventory adjustments of digital appliance products and enthusiasm in both corporate production and investment plans in anticipation of the yearend sales battle while personal consumption began to look more cheerful. In its August report, the government issued an overall assessment that "the business climate is improving both for the private sector and household budget and is showing a moderate recovery" and the domestic stock markets have begun to demonstrate brisk movement.

In the currency market during the quarter under review, the US dollar, euro and Thai baht appreciated by 1.2%, 1.0% and 1.5% respectively all against the yen on a year-on-year basis.

Within that context, in the HOYA group, the Electro-Optics division saw continued demand for high-precision products as clients were active in aggressive production capacity reinforcement and new product development. In the Vision Care division, both domestic and overseas eyeglass lens market enjoyed strong growth. In the Health Care division, sales were strong in high-function products. As a result, consolidated sales during the quarter under review increased 8.2% year-on-year to 84,961 million yen.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)



90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
123.77 120.22 122.68 128.44 136.94 131.11 130.22 132.33 132.47 134.87 137.95 137.62 135.25 136.23
116.58 118.24 121.83 119.00 119.25 116.20 108.46 107.13 109.62 111.02 104.52 105.25 108.86 112.35
61,242 61,771 61,627 61,653 63,913 67,786 68,688 71,057 74,961 78,486 77,786 76,938 81,777 84961
Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03 Mar-04 Jun-04 Sep-04 Dec-04 Mar-05 Jun-05 Sep-05
Net sales
average exchange rate (US dollar)
(EURO)

Ratio of Net Sales by Business Segment - Quarterly Transition


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

During the quarter under review, the Electro-Optics division saws steady orders for high-precision products. In the Eye Care sector, a boost in revenues was achieved through expanded sales of high-value-added products. For the Group overall, operating income, ordinary income and net income for the term increased 7.3%, 10.5% and 11.5%, respectively, on a year-on-year basis. Net income per share for the quarter increased yen 17.10 year-on-year to yen 166.88.

Quarterly Incomes (Millions of Yen)


30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
12,598
10,848
6,868
13,951
14,179
7,977
13,433
12,435
-2,125
13,000
13,412
7,317
14,536
14,757
9,795
16,400
15,638
9,129
17,679
17,091
10,419
19,551
19,068
10,205
21,081
22,366
16,222
23,047
24,404
16,671
21,652
22,314
16,123
19,138
20,440
15,118
25,055
27,465
20,389
24,740
26,974
18,596
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Operating Income
Ordinary Income
Net Income

Note:

In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.

2) Segment Overview

1.Information Technology

Electro-Optics

In terms of mask blanks for manufacturing semiconductors, HOYA received a decent volume of orders for such high-precision products as blanks for phase-shift masks, etc., and sales increased on a year-on-year basis.

In photomasks for semiconductor production, sales increased year-on-year along with an increase in orders from overseas market and for next-generation products such as masks for 65nm level semiconductors.

In terms of LCD masks, the demand of large LCD masks were slowed as LCD panel manufacturers were not active in development of new models or launching new production lines as they were engaged in mass production in this quarter, resulting in decreased sales on a year-on-year basis.

In HDD (hard disk) glass disks, there was a decline in small-size disks for portable music players, which have been surging in growth, due to the utilization of other types of recording media and, given the expansion in the sales of notebook computers, 2.5-inch disks have been moving vigorously, bringing an increase in sales year-on-year.

In optical lenses, growth has not been great in spite of a gradual recovery in the market for digital cameras and other products. HOYA has begun shipments for camera-equipped mobile phones and other new uses and has furthermore been promoting strategies for products with high value added properties, resulting in increased sales overall on a year-on-year

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
Sales of industrial laser related equipment slowed down in general during the quarter under review, resulting in declined sales, as the same term in the previous year was the peak of investments in new LCD production lines mainly in Taiwan and South Korea.

Quarterly Net Sales of Information Technology (Millions of Yen)


60,000
50,000
40,000
30,000
20,000
10,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Electro-Optics
Photonics

2. Eye Care

Vision Care

In the domestic eyeglass market, a moderate recovery has continued. At HOYA, in spite of persistently intense price competition for products in the lower price band, sales grew in the upper price band with the launch of new products onto the market and the addition of higher value to its products centered on progressive lenses. Overall, sales increased on a year-on-year basis.

Overseas, sales growth in all region such as Asia and Oceania, the United States and Europe, remained strong reflecting the higher value-added products promoted by HOYA. Especially there was a sign of recovery in Germany, Europe's largest market, while other markets showed an indication of growth. Aggregate sales in the term in overseas markets increased on a year-on-year basis.

As a result, revenues of the Vision Care division as a whole decreased on a year-on-year basis.

Health Care

In terms of contact lenses, in the midst of intensified price competition in the market among discount retailers, HOYA sought to differentiate itself from its competitors by continuing the establishment of new retail stores, taking advantage of its professional expertise to improve face-to-face customer services and promoting sales of multifocal lenses and other high value-added products, thereby boosting sales on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses, especially new item of yellow-lens, during the term both in Japan and overseas.

Quarterly Net Sales of Eye Care (Millions of Yen)


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Mar-05
Jun-05
Sep-05
Vision Care
Health Care

3. Others

Crystal

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives and, since corporate demand in the market remained slow, sales decreased on a year-on-year basis.

2. Financial Position

	Millions of Yen As of Sep. 30, 2005
Total assets	391,768
Shareholders' equity	305,191
Shareholders' equity ratio	77.9%

At the end of the quarter under review, current assets increased Yen 29,433 million and fixed assets also increased Yen 9,505 million against the end of the previous quarter. As a result, total assets increased Yen 39,180 million. Shareholders' equity increased Yen 18,364 million due to increase of Yen 18,582 in retained earnings.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Sep. 30, 2005
Net cash provided by operating activities	29,802
Net cash used in investing activities	-7,892
Net cash provided by (used in) financing activities	88
Cash and cash equivalents, end of period	131,304

Cash flow from operating activities during the quarter under review amounted to Yen 29,802 million, which included Yen 23,494 million in quarterly income before income taxes and minority interests and Yen 5,928 in depreciation and amortization among others. Free cash flow amounted to Yen 21,910 million. The term-end balance of cash and cash equivalents increased Yen 24,305 million from the previous quarter.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	As of			
	Sep.30,2005	Jun.30,2005	Variance	Sep.30,2004
ASSETS				
Current assets	258,963	229,561	29,402	213,797
Cash and deposits	131,304	106,998	24,306	94,660
Notes and accounts receivable - trade	77,485	75,384	2,101	73,042
Inventories	38,670	37,507	1,163	35,307
Deferred tax assets	7,961	5,407	2,554	6,649
Other current assets	4,981	5,601	-620	5,591
Allowance for doubtful receivables	-1,440	-1,337	-103	-1,453
Fixed asstes	132,210	122,674	9,536	105,907
Tangible fixed assets	106,630	99,142	7,488	85,515
Buildings and structures	26,321	24,714	1,607	24,172
Machinery and carriers	50,528	46,677	3,851	36,848
Lands	8,874	8,892	-18	9,333
Other tangible fixed assets	20,905	18,857	2,048	15,161
Intangible fixed assets	5,701	5,366	335	4,888
Investments and other assets	19,879	18,165	1,714	15,503
Investment securities	12,438	11,546	892	8,183
Deferred tax assets	2,808	2,468	340	2,859
Other assets	4,941	4,458	483	4,901
Allowance for doubtful receivables	-309	-307	-2	-441
Deferred charges	594	352	242	239
Total Assets	391,768	352,588	39,180	319,944
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	83,499	62,829	20,670	66,381
Notes and accounts payable - trade	27,580	26,621	959	27,415
Short-term bank loans	-	199	-199	150
Income tax payable	11,937	4,929	7,008	11,885
Accrued bonuses to employees	4,072	2,070	2,002	3,835
Other current liabilities	39,908	29,008	10,900	23,094
Long-term liabilities	2,176	2,073	103	2,039
Allowance for special repairs	748	684	64	-
Other long-term liabilities	1,427	1,389	38	2,039
Total Liabilities	85,676	64,903	20,773	68,420
Minority interest	901	857	44	827
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	297,127	278,545	18,582	243,722
Net unrealized gain (loss) on available-for-sale securities	71	63	8	23
Foreign currency translation adjustments	-6,830	-6,293	-537	-6,714
Treasury stock-at cost	-7,340	-7,651	311	-8,498
Total Shareholders' Equity	305,191	286,827	18,364	250,696
Total	391,768	352,588	39,180	319,944

Notes:	Millions of Yen			
Accumulated depreciation	175,390	169,660		159,519
Guarantees of borrowings and lease obligations for customers and Group's employees	1,640	1,501		1,089
Number of shares of treasury stock (unit : stocks)	900,605	939,449		1,044,621

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

Millions of Yen

	Three months ended				
	Sep.30,2005	Sep.30,2004	Variance Value	Variance (%)	Jun.30,2005
Net sales	84,961	78,486	6,475	8.2	81,777
Cost of sales	44,291	39,772	4,519	11.4	40,072
Gross profit	40,669	38,713	1,956	5.1	41,705
Selling, general and administrative expenses	15,930	15,666	264	1.7	16,649
Operating income	24,740	23,047	1,693	7.3	25,055
Non-operating income	2,757	1,723	1,034	60.0	2,822
Interest income	557	212	345		417
Foreign exchange gains	1,191	114	1,191		575
Equity in earnings of affiliates	645	1,118	-473		1,131
Others	364	276	88		698
Non-operating expenses	523	365	158	43.3	411
Interest expense	4	28	-24		66
Sales discount	172	144	28		163
Others	348	192	156		181
Ordinary income	26,974	24,404	2,570	10.5	27,465
Extra-ordinary gains	1,415	161	1,254	778.9	69
Gain on sales of property, plant and equipment	24	49	-25		18
Others	1,391	112	1,279		50
Extra-ordinary losses	4,894	2,283	2,611	114.4	584
Maintenance of environment	3,538	1,101	3,538		-
Additional retirement benefits paid to employees	851	684	167		292
Loss on disposal of property, plant and equipment	203	279	-76		13
Loss on impairment of long-lived assets	124	26	124		3
Others	178	192	-14		274
Income before income taxes and other items	23,494	22,282	1,212	5.4	26,951
Income taxes - Curent	7,713	6,866	847	12.3	4,802
Income taxes - Deferred	-2,850	-1,302	-1,548	118.9	1,728
Minority interests in net income	37	47	-10	-21.3	31
Net income	18,596	16,671	1,925	11.5	20,389
Net income per share(Yen)	166.88	149.78	17.10		183.02

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2005 A" is the actual value of this period. "2005 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2005 A	2005 B	influences
Net sales	84,961	84,546	415
Operating income	24,740	24,516	224
Ordinary income	26,974	26,706	268
Net income	18,596	18,351	245

2. Average rates of major foreign currencies

		Three months ended			
		Sep.30,2005	Sep.30,2004	Variance(%)	Jun.30,2005
US$	Yen	112.35	111.02	-1.2%	108.36
Euro	Yen	136.23	134.87	-1.0%	135.25
Thail Baht	Yen	2.71	2.67	-1.5%	2.68

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen Three months ended			
Items	Sep. 30,2005	Sep. 30,2004	Variance	Jun. 30, 2005
Additional Paid-In Capital				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Retained Earnings				
Balance at the beginning of the period	278,545	227,060	51,485	268,255
Adjustment of retained earnings	18,596	16,671	1,925	20,389
Net income	18,596	16,671	1,925	20,389
Appropriations	14	9	5	10,098
1. Cash dividends	-	-	-	10,024
2. Bonuses to directors	-	-	-	65
3. Cancellation of treasury stock	-	-	-	-
4. Loss on deposit of treasury stock	14	9	5	8
Balance at the end of the period	297,127	243,722	53,405	278,545

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen Three months ended			
	Sep.30,2005	Sep.30,2004	Variance	Jun.30,2005
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	23,494	22,282	1,212	26,951
Depreciation and amortization	5,928	5,225	703	5,398
Loss on impairment of long-lived assets	124	26	98	3
Provision for (reversal of) accrued allowances for doubtful receivables	90	-42	132	119
Provision for (reversal of) accrued bonuses to employees	1,997	1,851	146	-1,844
Provision for (Reversal of) reserve for periodic repairs	64	-95	159	141
Interest income and dividend receivable	-558	-214	-344	-420
Interest expense payable	3	28	-25	66
Foreign exchange loss (gain)	-153	-100	-53	-194
Equity in earnings of affiliates	-645	-1,118	473	-1,131
Gain on sales of property, plant and equipment and investment securities	-23	-49	26	-18
Loss on disposal of property, plant and equipment and investment securities	202	279	-77	13
Bonus to directors	-	-	-	-65
Other	-2,183	6	-2,189	285
(Increase) decrease in notes and accounts receivable	-1,844	-2,609	765	-1,894
(Increase) decrease in inventories	-612	-624	12	-1,562
(Increase) decrease in other current assets	-458	729	-1,187	-222
Increase (decrease) in notes and accounts payable	1,461	30	1,431	2,266
Increase (decrease) in income taxes payable	713	-83	796	437
Increase (decrease) in other current liabilities	2,386	416	1,970	-1,030
Sub total	29,986	25,938	4,048	27,299
Interest and dividend receivable	619	217	402	400
Interest payable	-2	-42	40	-56
Income taxes - paid	-801	-590	-211	-9,883
Net cash provided by operating activities	29,802	25,522	4,280	17,758
INVESTING ACTIVITIES:				
Purchases of property, plant and equipment	-8,335	-9,336	1,001	-12,302
Proceeds from sales of property, plant and equipment	144	6	138	11
Purchases of investment securities	-	-10	10	-
Payment for loans	-	-64	64	-1
Proceeds from loans	11	14	-3	48
Increase in investments and other assets	-925	-516	-409	-291
Decrease in investments and other assets	1,212	44	1,168	31
Net cash used in investing activities	-7,892	-9,863	1,971	-12,504
FINANCING ACTIVITIES:				
Net increase (decrease) in short-term bank loans	-207	-85	-122	-
Repayments of long-term bank loans	-	-11	11	-
Payments for purchase of treasury stock	-12	-5	-7	-9
Proceeds from sales of treasury stock	309	149	160	228
Dividends paid	-	-	-	-10,024
Dividends paid for minority shareholders	-1	0	-1	-
Net cash used in financing activities	88	45	43	-9,805
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	2,307	1,796	511	-1,324
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,305	17,501	6,804	-5,875
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	106,998	77,158	29,840	112,874
CASH AND CASH EQUIVALENTS, END OF PERIOD	131,304	94,660	36,644	106,998

Notes:

1. Negative figures with "-" (minus) in the above statements indicate net outflow of cash and cash equivalents.
2. The above statements are direct translation from *Kessan Tanshin* made under the Japanese Accounting Standard.
3. Cash and Cash Equivalents at the End of the Period (unit:Millions of Yen) :

	As of		
	Sep.30,2005	Sep.30,2004	Jun.30,2005
Cash and deposits	131,304	94,660	106,998
Marketable securities	-	-	-
Total	131,304	94,660	106,998

5. Preparation of the Consolidated Financial Statements
Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 60 companies
   (Major companies: <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE. LTD., HOYA PHOTONICS, INC.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION)
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

A. Scope of consolidation

a) In comparison to the end of the same period last year (Sep. 30, 2004) : 4companies increased in total.

4 companies increased due to the establishment: HOYA GLASS DISK VIETNAM LTD. (Vietnam)
HOYA LENS OF NEW ORLEANS, INC. (USA)
HOYA MEDICAL EUROPE GMBH. (Germany)
and other 1 company (overseas)

b) In comparison to the end of previous quarter (June 30, 2005) :
No change

B. Application of the equity method

a) In comparison to the end of the same period last year (Sep. 30, 2004) :
No change

b) In comparison to the end the previous quarter (June 30, 2005) :
No change

	as of Sep. 30, 2005	as of Sep. 30, 2004	variance	as of Jun. 30, 2005
Consolidated subsidiaries	60 (do 6, os54)	56 (do 6, os50)	4 (do-, os +4)	60 (do 6, os54)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do-, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	- (do-, os-)	(1) (do 1, os -)
Total Hoya Group	65	61	4	65
(accounted for by the equity method)	(1)	(1)	-	(1)

(do : domestic, os : overseas)

2. Changes in accounting policy :
   None

Notes Relating to Investment Securities and Derivatives

1.Investment securities of current market values:

(Millions of Yen)

	As of								
	Sep.30, 2005			Jun.30, 2005			Sep.30, 2004		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	159	327	167	159	308	148	159	270	110
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	364	317	-47	-	-	-	-	-	-
Total	524	644	119	159	308	148	159	270	110

2. Investment securities of non-current market values:

(Millions of Yen)

	As of		
	Sep.30, 2005	Jun.30, 2005	Sep.30, 2004
Non-marketable stock of subsidiaries	11,117	10,632	7,636
Total	11,117	10,632	7,636
Non-marketable equity securities	261	275	275
Others	414	329	-
Total	676	604	275

3. Derivatives

None

Notes Relating to Income Tax

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities			
Deferred tax assets	Sep.30, 2005	Jun.30, 2005	Sep.30, 2004
Inventories - intercompany unrealized profits	2,277	2,163	1,808
Maintenance of environment	1,753	-	-
Accrued bonuses to employees	1,564	760	1,494
Accrued enterprise taxes	777	249	737
Amortization of goodwill	-	287	906
Other	1,589	1,946	1,702
Total amount of deferred tax assets - current	7,961	5,407	6,649
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amortization of goodwill and property, plant and equipment	2,005	1,800	1,926
Loss on impairment of long-lived assets	748	698	847
Allowance for doubtful receivables	115	114	153
Other	845	744	807
Total amount of deferred tax assets - fixed	3,715	3,357	3,735
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-423	-431	-431
Special depreciation reserve	-277	-255	-278
Net unrealized gain on available-for-sale securities	-40	-35	-
Other	-165	-165	-165
Total amount of deferred tax liabilities - fixed	-906	-889	-875
Net amount of deferred tax assets - fixed	2,808	2,468	2,859

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Three months ended		
	Sep.30,2005	Sep.30,2004	Jun.30,2005
Statutory tax rate of the Company	40.4 %	40.4 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-19.1	-11.8	-15.3
Non-Deductible expenses such as entertainment expenses	0.2	0.2	0.4
Per capita levy of inhabitants tax and others	0.1	0.1	0.1
Non-taxable dividend income	-0.3	-	-6.2
Intercompany cash dividend and transactions	0.4	-	6.2
Equity in earnings of affiliates	-1.1	-2.0	-1.7
Tax credit on experiment and research expenses	-0.5	-0.6	-0.4
Other adjustment	0.5	-1.3	0.7
Effective income tax rate	20.7	25.0	24.2

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. On May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

	Three months ended		
(2) Breakdown of expenses for employees' retirement benefits	Sep.30, 2005	Sep.30, 2004	Jun. 30, 2005
Additional retirement benefits paid to employees	851	684	292
Expenses for employees' retirement benefits	851	684	292

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

Since the quarter ended March 31, 2004, the Company has adopted impairment accounting for fixed assets :

Crystal Division

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Three months ended		
	Sep.30, 2005	Sep.30, 2004	Jun. 30, 2005
Machinery and others	124	26	3
Total	124	26	3

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2005

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	46,784	2,512	25,607	9,079	480	498	84,961	-	84,961
Intersegment	534	59	-1	0	15	1,216	1,823	(1,823)	-
Total	47,319	2,572	25,606	9,079	494	1,714	86,783	(1,823)	84,961
Operating expenses	29,208	2,441	20,593	6,831	667	1,525	61,265	(1,045)	60,220
Operating income	18,111	131	5,013	2,248	-173	188	25,518	(779)	24,740
Operating income ratio	38.3%	5.1%	19.6%	24.8%	-35.0%	11.0%	29.4%	-	29.1%
Assets	188,839	7,440	93,751	16,514	1,382	3,302	311,230	80,537	391,768
Depreciation	4,114	23	1,561	202	-	13	5,915	12	5,928
Loss on impairment	-	-	-	-	124	-	124	-	124
Capital Expenditures	9,951	13	1,839	157	124	10	12,097	-	12,124
R&D Expenses	2,362	260	568	266	8	-	3,467	-	3,467
Number of employees (p)	14,708	192	6,750	699	129	254	22,732	52	22,784

for the three months ended September 30, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	42,424	2,924	23,803	8,084	844	407	78,486	-	78,486
Intersegment	155	42	-1	0	7	1,267	1,470	(1,470)	-
Total	42,580	2,967	23,801	8,083	851	1,674	79,956	(1,470)	78,486
Operating expenses	25,327	2,605	19,663	6,097	931	1,524	56,147	(709)	55,439
Operating income	17,253	362	4,138	1,986	-80	150	23,808	(761)	23,047
Operating income ratio	40.5%	12.2%	17.4%	24.6%	-9.4%	9.0%	29.8%	-	29.4%
Assets	148,813	8,170	92,124	20,882	2,466	2,496	274,953	44,990	319,944
Depreciation	3,577	30	1,425	163	-	12	5,209	16	5,225
Loss on impairment	-	-	-	-	26	-	26	-	26
Capital Expenditures	5,349	13	1,452	213	26	46	7,102	1	7,103
R&D Expenses	1,847	207	275	272	5	-	2,609	-	2,609
Number of employees (p)	12,445	226	6,143	565	177	262	19,818	54	19,872

Ref:

Differences between the second quarter of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimin. or corp.*	Consolidated
Net sales:									
To outside customers	4,360	-412	1,804	995	-364	91	6,475	-	6,475
Variance(%)	10.3%	-14.1%	7.6%	12.3%	-43.1%	22.4%	8.2%	-	8.2%
Intersegment	379	17	0	0	8	-51	353	(353)	-
Total	4,739	-395	1,805	996	-357	40	6,827	(353)	6,475
Operating expenses	3,881	-164	930	734	-264	1	5,118	(336)	4,781
Operating income	858	-231	875	262	-93	38	1,710	(18)	1,693
Variance(%)	5.0%	-63.8%	21.1%	13.2%	-	25.3%	7.2%	-	7.3%
Assets	40,026	-730	1,627	-4,368	-1,084	806	36,277	35,547	71,824
Depreciation	537	-7	136	39	-	1	706	-4	703
Loss on impairment	-	-	-	-	98	-	98	-	98
Capital Expenditures	4,602	0	387	-56	98	-36	4,995	-1	5,021
R&D Expenses	515	53	293	-6	3	-	858	-	858
Number of employees (p)	2,263	-34	607	134	-48	-8	2,914	-2	2,912

*Elimi. or corp. : Eliminations or corporate

Note:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and Devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, optical glasses, electronic glasses, etc.
	Photonics	Lazer equipments for industrial, dental and medical purposes, Light sources for electronics industry, special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, eyeglass frames, ophthalmic equipments, etc.
	Health Care	Contact lenses, intraocular lenses, etc.
Others	Crystal	Crystal glass products
	Service	Design of information systems, placement of temporary staff, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Sep. 30, 2005 and 2004 are as follows:

2005	757 million Yen
2004	754 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headqarters. Corporate assets as of Sep. 30, 2005 and 2004 are as follows:

2005	82,641 million Yen
2004	59,745 million Yen

2. Geographical Segments

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2005

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	62,359	8,770	9,174	4,657	84,961	-	84,961
Intersegment	5,773	35	130	28,102	34,040	(34,040)	-
Total	68,131	8,806	9,305	32,759	119,000	(34,040)	84,961
Operating expenses	56,980	8,416	7,916	22,217	95,529	(35,309)	60,220
Operating income	11,151	389	1,389	10,542	23,471	1,268	24,740
Operating income ratio	16.4%	4.4%	14.9%	32.2%	19.7%	-	29.1%
Assets	166,008	18,984	38,340	131,941	355,275	36,493	391,768

for the three months ended September 30, 2004

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	59,873	7,682	7,967	2,965	78,486	-	78,486
Intersegment	4,548	45	67	22,247	26,908	(26,908)	-
Total	64,422	7,727	8,034	25,212	105,395	(26,908)	78,486
Operating expenses	51,550	7,548	6,897	17,314	83,309	(27,870)	55,439
Operating income	12,871	179	1,137	7,898	22,086	960	23,047
Operating income ratio	20.0%	2.3%	14.2%	31.3%	21.0%	-	29.4%
Assets	168,718	20,035	30,728	90,716	310,199	9,745	319,944

Ref : Differences between the second quarter of this year and the same period last year

Millions of Yen

	Japan	North America	Europe	Asia	Total	Eliminations or corporate	Consolidated
Net sales:							
To outside customers	2,486	1,088	1,207	1,692	6,475	-	6,475
Variance(%)	4.2%	14.2%	15.1%	57.1%	8.2%	-	8.2%
Intersegment	1,225	-10	63	5,855	7,132	(7,132)	-
Total	3,709	1,079	1,271	7,547	13,605	(7,132)	6,475
Operating expenses	5,430	868	1,019	4,903	12,220	(7,439)	4,781
Operating income	-1,720	210	252	2,644	1,385	308	1,693
Variance(%)	-13.4%	117.3%	22.2%	33.5%	6.3%	-	7.3%
Assets	-2,710	-1,051	7,612	41,225	45,076	26,748	71,824

Notes:

1. The Company and its subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

North America:	United States of America and Canada
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional headquarters, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Sep. 30, 2005 and 2004 are as follows:

2005	682 million Yen
2004	680 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional headquarters. Corporate assets as of Sep. 30, 2005 and 2004 are as follows:

2005	80,021 million Yen
2004	55,875 million Yen

3. Sales to Foreign Customers

(Figures less than a million Yen are omitted.)

for the three months ended September 30, 2005

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	10,774	9,628	19,874	3	40,281
Total Consolidated Net Sales (B)					84,961
Overseas Sales ratio A/B	12.7%	11.3%	23.4%	0.0%	47.4%
Regional Sales ratio	26.8%	23.9%	49.3%	0.0%	100.0%

for the three months ended September 30, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	11,440	8,736	15,778	2	35,956
Total Consolidated Net Sales (B)					78,486
Overseas Sales ratio A/B	14.6%	11.1%	20.1%	0.0%	45.8%
Regional Sales ratio	31.8%	24.3%	43.9%	0.0%	100.0%

Ref:

Differences between the second quarter of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	-666	892	4,096	1	4,325
Total Consolidated Net Sales (B)					6,475
Variance(%)	-5.8%	10.2%	26.0%	50.0%	12.0%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

Notes Relating to Stock Split

In a meeting of the Board of Directors held on July 20, 2005, HOYA CORPORATION "the Company" decided to carrv out a four-for-one stock snlit. The details are as follows:

1. Number of shares to be increased
   Ordinary shares 337,047,015 shares

2. Method
   With effect on November 15, 2005, the shares of shareholders recorded on September 30, 2005 will be split four for one.

3. Date entitled to dividend
   October 1, 2005

The per share information assuming that the above stock split was exercised on the beginning of the term under review and on the beginning of the same period last year are as follows:

	Three months ended		
	Sep. 30, 2005	Sep. 30, 2004	Jun. 30, 2005
Shareholders' equity per share (Yei	684.60	563.08	643.63
Basic net income per share (Yen)	41.72	37.44	45.75
Diluted net income per share (Yen)	41.57	37.35	45.63

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries (unaudited)

Millions of yen [%]

Business Category / Company	Three months ended Sep.30, 2005		Three months ended Sep.30, 2004		Variance Value	Variance (%)	Three months ended Jun.30, 2005	
Electro-Optics								
Domestic	24,189	(51.7)	21,907	(51.6)	2,282	10.4	23,884	(53.6)
Overseas	22,595	(48.3)	20,517	(48.4)	2,078	10.1	20,683	(46.4)
total	46,784	[55.1]	42,424	[54.1]	4,360	10.3	44,568	[54.5]
Photonics								
Domestic	1,286	(51.2)	1,984	(67.9)	-698	-35.2	1,457	(55.9)
Overseas	1,226	(48.8)	940	(32.1)	286	30.4	1,147	(44.1)
total	2,512	[2.9]	2,924	[3.7]	-412	-14.1	2,605	[3.2]
Information Technology								
Domestic	25,475	(51.7)	23,891	(52.7)	1,584	6.6	25,342	(53.7)
Overseas	23,822	(48.3)	21,457	(47.3)	2,365	11.0	21,830	(46.3)
total	49,297	[58.0]	45,348	[57.8]	3,949	8.7	47,173	[57.7]
Vision Care								
Domestic	9,538	(37.2)	9,590	(40.3)	-52	-0.5	9,034	(36.4)
Overseas	16,069	(62.8)	14,213	(59.7)	1,856	13.1	15,815	(63.6)
total	25,607	[30.1]	23,803	[30.3]	1,804	7.6	24,850	[30.4]
Health Care								
Domestic	8,837	(97.3)	7,940	(98.2)	897	11.3	8,255	(96.6)
Overseas	242	(2.7)	143	(1.8)	99	69.2	287	(3.4)
total	9,079	[10.7]	8,084	[10.3]	995	12.3	8,542	[10.4]
Eye Care								
Domestic	18,375	(53.0)	17,531	(55.0)	844	4.8	17,290	(51.8)
Overseas	16,311	(47.0)	14,356	(45.0)	1,955	13.6	16,103	(48.2)
total	34,686	[40.8]	31,887	[40.6]	2,799	8.8	33,393	[40.8]
Crystal								
Domestic	332	(69.2)	701	(83.1)	-369	-52.6	625	(82.2)
Overseas	148	(30.8)	142	(16.9)	6	4.2	135	(17.8)
total	480	[0.6]	844	[1.1]	-364	-43.1	760	[0.9]
Service								
Domestic	498	(100.0)	407	(100.0)	91	22.4	450	(100.0)
Overseas	-	(-)	-	(-)	-	-	-	(-)
total	498	[0.6]	407	[0.5]	91	22.4	450	[0.6]
Others								
Domestic	830	(84.9)	1,108	(88.6)	-278	-25.1	1,075	(88.8)
Overseas	148	(15.1)	142	(11.4)	6	4.2	135	(11.2)
total	978	[1.2]	1,251	[1.9]	-273	-21.8	1,211	[1.5]
Total Net Sales								
Domestic	44,680	(52.6)	42,530	(54.2)	2,150	5.1	43,708	(53.4)
Overseas	40,281	(47.4)	35,956	(45.8)	4,325	12.0	38,069	(46.6)
total	84,961	[100.0]	78,486	[100.0]	6,475	8.2	81,777	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

Exhibit A.3

HOYA

2006(平成18)年3月期　第2四半期・中間期　連結決算参考資料

Fact Book 2006 - Consolidated - 2nd Quarter & Interim :
Three months & Six months ended September 30, 2005

目 次 ・ Table of contents

1. 経営成績・Results of Operations (百万円・¥ Million)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期推移(Quarter Transition)
2Q推移 (2Q Transition)
売上高・Net Sales
営業利益率・Operating Margin
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS

	2001.3	2002.3	2003.3	2004.3	2005.3
売上高・Net Sales	236,802	235,265	246,293	271,443	308,172
営業利益率・Operating Margin	19.1%	18.7%	21.5%	25.1%	27.6%
経常利益率・Ordinary Income Ratio	20.3%	19.5%	20.7%	24.5%	29.1%
当期純利益率・Return on Sales =ROS	9.2%	10.1%	8.1%	14.6%	20.8%

	2003.9	2004.9	2005.9
売上高・Net Sales	131,699	153,447	166,738
営業利益率・Operating Margin	23.5%	28.8%	29.9%
経常利益率・Ordinary Income Ratio	23.1%	30.5%	32.6%
当期純利益率・Return on Sales =ROS	14.4%	21.4%	23.4%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
売上高・Net Sales	63,913	67,786	68,688	71,057	74,961	78,486	77,786	76,938	81,777	84,961
営業利益率・Operating Margin	22.7%	24.2%	25.7%	27.5%	28.1%	29.4%	27.8%	24.9%	30.6%	29.1%
経常利益率・Ordinary Income Ratio	23.1%	23.1%	24.9%	26.8%	29.8%	31.1%	28.7%	26.6%	33.6%	31.7%
当期純利益率・Return on Sales =ROS	15.3%	13.5%	15.2%	14.4%	21.6%	21.2%	20.7%	19.6%	24.9%	21.9%

	2005-2Q	2006-2Q
売上高・Net Sales	78,486	84,961
営業利益率・Operating Margin	29.4%	29.1%
経常利益率・Ordinary Income Ratio	31.1%	31.7%
当期純利益率・Return on Sales =ROS	21.2%	21.9%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2006-2Q」は、2006年(平成18年)3月期の第2四半期(2005年7月1日から2005年9月30日まで)の3ヶ月間の経営成績あるいは2005年9月30日現在の財政状態を表示してます。

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1- Sep.30, 3Q : Oct.1 - Dec.31 and 4Q : Jan.1 - Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended Sep. 30, 2005 or condition of finance as of Sep. 30, 2005 in 2006-2Q scale.

(1) 連結範囲及び持分法の適用に関する事項

①連結子会社数…60社

主要会社名：

(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.

(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社

②関連会社数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)

(2) 会計処理の方法等の変更

①連結範囲及び持分法の適用の異動状況

連結範囲：前期末(平成17年3月末)との比較…2社増

・新規設立により2社増加　HOYA MEDICAL EUROPE GMBH (ドイツ)

その他1社(海外)

②会計処理の方法：変更はありません。

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 60 companies
   Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 5 companies
   (Number of affiliated acconted for by the equity method : 1 company; NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2005

1. Changes in scope of consolidation and application of the equity method
   Scope of consolidation : 2 companies increased
   2 companies increased due to the establishment: HOYA MDEICAL EUROPE GMBH (Germany)
   Other 1 company (overseas)
2. Changes in accounting policy : None

参考	当第2四半期(平成18年3月期) as of Sep 30, 2005	前　期(平成17年3月期) as of March 31, 2005	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	60 (do 6 , os 54)	58 (do 6 , os 52)	+2 (do — , os +2)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	5 (do 5 , os —)	5 (do 5 , os —)	— (do — , os —)
うち持分法適用会社数 Affiliates accounted for by the equity method	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	65	63	+2

※. do : 国内・domestic , os : 海外・overseas

2. 収益性・Profitability (円・¥)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)

一株当たり当期純利益・Earnings Per Share=EPS　総資本経常利益率・Ordinary Income/Total Assets　株主資本当期純利益率・ROE　総資本当期純利益率・Return on Assets =ROA

	2001.3	2002.3	2003.3	2004.3	2005.3
一株当たり当期純利益・EPS	186.60	203.15	171.10	350.96	578.84
株主資本当期純利益率・ROE	11.8%	11.5%	9.0%	17.8%	25.8%
総資本経常利益率・Ordinary Income/Total Asset	19.0%	16.8%	18.4%	23.6%	27.9%
総資本当期純利益率・Return on Assets =ROA	8.6%	8.7%	7.3%	14.0%	20.0%

	2003.9	2004.9	2005.9.
一株当たり当期純利益・EPS	166.21	298.95	349.90
株主資本当期純利益率・ROE	8.8%	14.0%	13.4%
総資本経常利益率・Ordinary Income/Total Asset	11.3%	15.3%	14.6%
総資本当期純利益率・Return on Assets =ROA	7.0%	10.8%	10.5%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
一株当たり当期純利益・EPS	85.05	81.12	93.68	91.28	149.15	149.78	144.82	135.18	183.02	166.88
株主資本当期純利益率・ROE	4.3%	4.2%	5.0%	4.8%	7.2%	6.9%	6.3%	5.6%	7.2%	6.3%
総資本経常利益率・Ordinary Income/Total Asset	5.2%	5.6%	6.3%	6.7%	7.7%	8.0%	6.9%	6.0%	7.8%	7.2%
総資本当期純利益率・Return on Assets =ROA	3.5%	3.3%	3.9%	3.6%	5.6%	5.4%	5.0%	4.4%	5.8%	5.0%

	2005-2Q	2006-2Q
一株当たり当期純利益・EPS	149.78	166.88
株主資本当期純利益率・ROE	6.9%	6.3%
総資本経常利益率・Ordinary Income/Total Asset	8.0%	7.2%
総資本当期純利益率・Return on Assets =ROA	5.4%	5.0%

3. 利益状況・Profits (百万円・¥Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)

営業利益・Operating Profit　経常利益・Ordinary Income　当期純利益・Net Income　平均為替レート・Exchange rate(¥/US$)　EURO平均為替レート・Exchange rate(¥/EURO)

	2001.3	2002.3	2003.3	2004.3	2005.3
営業利益・Operating Profit	45,127	43,897	52,982	68,166	84,920
経常利益・Ordinary Income	48,184	45,774	50,874	66,554	89,525
当期純利益・Net Income	21,860	23,740	20,037	39,548	64,135
平均為替レート・Exchange rate(¥/US$)	111.19	125.89	121.20	112.76	107.60
EURO平均為替レート・Exchange rate(¥/EURO)	-	110.98	121.48	132.65	135.73

	2003.9	2004.9	2005.9.
営業利益・Operating Profit	30,936	44,128	49,795
経常利益・Ordinary Income	30,395	46,771	54,439
当期純利益・Net Income	18,924	32,894	38,985
平均為替レート・Exchange rate(¥/US$)	117.73	110.32	110.36
EURO平均為替レート・Exchange rate(¥/EURO)	134.03	133.67	135.74

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
営業利益・Operating Profit	14,536	16,400	17,679	19,551	21,081	23,047	21,652	19,138	25,055	24,740
経常利益・Ordinary Income	14,757	15,638	17,091	19,068	22,366	24,404	22,314	20,440	27,465	26,974
当期純利益・Net Income	9,795	9,129	10,419	10,205	16,222	16,671	16,123	15,118	20,389	18,596
平均為替レート・Exchange rate(¥/US$)	119.25	116.20	108.46	107.13	109.62	111.02	104.52	105.25	108.36	112.35
EURO平均為替レート・Exchange rate(¥/EURO)	136.94	131.11	130.22	132.33	132.47	134.87	137.95	137.62	135.25	136.23

	2005-2Q	2006-2Q
営業利益・Operating Profit	23,047	24,740
経常利益・Ordinary Income	24,404	26,974
当期純利益・Net Income	16,671	18,596
平均為替レート・Exchange rate(¥/US$)	111.02	112.35
EURO平均為替レート・Exchange rate(¥/EURO)	134.87	136.23

4. 事業の種類別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		2001.3	2002.3	2003.3	2004.3	2005.3
情報通信分野	Electro-Optics	47.4%	43.1%	45.3%	49.8%	53.8%
(Information Technology)	Photonics	2.8%	3.1%	2.2%	1.5%	3.5%
アイケア分野	Vision Care	36.4%	39.6%	38.3%	36.2%	30.8%
(Eye Care)	Health Care	8.5%	9.8%	10.9%	10.4%	10.2%
その他	Crystal	4.2%	3.7%	2.7%	1.6%	1.2%
(Other Businesses)	Service	0.7%	0.7%	0.6%	0.5%	0.5%

	2003.9	2004.9	2005.9.
Electro-Optics	47.9%	53.8%	54.8%
Photonics	1.7%	3.8%	3.1%
Vision Care	37.3%	30.4%	30.2%
Health Care	10.8%	10.3%	10.6%
Crystal	1.8%	1.2%	0.7%
Service	0.5%	0.5%	0.6%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
Electro-Optics	46.8%	49.0%	50.1%	52.8%	53.5%	54.1%	54.3%	53.2%	54.5%	55.1%
Photonics	1.7%	1.7%	1.8%	0.9%	3.8%	3.7%	3.3%	3.1%	3.2%	2.9%
Vision Care	38.0%	36.6%	35.9%	34.4%	30.5%	30.3%	30.6%	31.8%	30.4%	30.1%
Health Care	10.8%	10.7%	10.2%	10.1%	10.3%	10.3%	10.0%	10.2%	10.4%	10.7%
Crystal	2.1%	1.5%	1.5%	1.3%	1.4%	1.1%	1.2%	1.1%	0.9%	0.6%
Service	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%	0.6%	0.6%	0.6%	0.6%

	2005-2Q	2006-2Q
Electro-Optics	54.1%	55.1%
Photonics	3.7%	2.9%
Vision Care	30.3%	30.1%
Health Care	10.3%	10.7%
Crystal	1.1%	0.6%
Service	0.5%	0.6%

5. 所在地別セグメント情報[売上高構成比率]・Geographical Segment Information (Share of net sales)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2001.3	2002.3	2003.3	2004.3	2005.3
北米・North America	14.5%	15.7%	14.5%	12.2%	10.0%
欧州・Europe	10.5%	12.3%	13.2%	13.8%	11.0%
アジア・Asia	3.7%	4.2%	4.8%	4.6%	4.1%
日本・Japan	71.3%	67.8%	67.5%	69.4%	74.9%

	2003.9	2004.9	2005.9.
北米・North America	13.4%	10.3%	10.1%
欧州・Europe	13.6%	10.4%	11.0%
アジア・Asia	4.7%	3.9%	5.6%
日本・Japan	68.3%	75.4%	73.3%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
北米・North America	13.8%	12.9%	11.3%	10.8%	10.8%	9.8%	9.9%	9.4%	9.9%	10.3%
欧州・Europe	14.1%	13.3%	14.8%	13.2%	10.7%	10.1%	11.5%	11.6%	11.1%	10.8%
アジア・Asia	4.6%	4.7%	4.3%	4.7%	3.9%	3.8%	3.9%	4.9%	5.7%	5.5%
日本・Japan	67.5%	69.1%	69.6%	71.3%	74.6%	76.3%	74.7%	74.1%	73.3%	73.4%

	2005-2Q	2006-2Q
北米・North America	9.8%	10.3%
欧州・Europe	10.1%	10.8%
アジア・Asia	3.8%	5.5%
日本・Japan	76.3%	73.4%

6. 第2四半期　事業の種類別セグメント情報〔成長性と収益性〕・2Q Sales Growth and Profitability by Business Segment



Jul. 1～Sep.30, 2005 VS Jul.1～Sep.30, 2004
円の大きさは営業利益額
・Size of circles shows the volume of operating profit.
ホトニクス・クリスタル・サービスは、圏外のため省略
・Photonics and Service are omitted as they locate outside the map.
Consolidated Basis
エレクトロオプティクス
Electro-Optics
ヘルスケア
Health Care
ビジョンケア
Vision Care
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Jul.1, 2005 – Sep.30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.3%	10.3%
Photonics	5.1%	-14.1%
Vision Care	19.6%	7.6%
Health Care	24.8%	12.3%
Crystal	-35.0%	-43.1%
Service	11.0%	22.4%
CONSOLIDATED	29.1%	8.2%

Jul.1, 2004 – Sep.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	40.5%	27.8%
Photonics	12.2%	153.2%
Vision Care	17.4%	-4.1%
Health Care	24.6%	11.1%
Crystal	-9.4%	-17.3%
Service	9.0%	32.6%
CONSOLIDATED	29.4%	15.8%

7. 第2四半期　所在地別セグメント情報〔成長性と収益性〕・2Q Sales Growth and Profitability by Geographical Segment



Jul.1～Sep.30, 2005 VS Jul.1～Sep.30, 2004
円の大きさは営業利益額・Size of circles shows the volume of operating profit.
Consolidated Basis
アジア・Asia
欧州・Europe
北米・USA
日本・Japan
70.0%
50.0%
30.0%
10.0%
-10.0%
-30.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
売上高成長率・Sales Growth Ratio
売上高営業利益率・Operating Margin

Jul.1, 2005 – Sep.30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	16.4%	4.2%
北米・North America	4.4%	14.2%
欧州・Europe	14.9%	15.1%
アジア・Asia	32.2%	57.1%
CONSOLIDATED	29.1%	8.2%

Jul.1, 2004 – Sep.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	20.0%	27.8%
北米・North America	2.3%	-12.3%
欧州・Europe	14.2%	-11.4%
アジア・Asia	31.3%	-6.5%
CONSOLIDATED	29.4%	15.8%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)


年度の推移 (Annual Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
2001.3
2002.3
2003.3
2004.3
2005.3


中間推移 (Interim Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
2003.9
2004.9
2005.9.


四半期毎の推移 (Quarter Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q


2Q推移 (2Q Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
2005-2Q
2006-2Q

Electoro-Optics　Photonics　Vision Care　Health Care　Crystal　Service

		2001.3	2002.3	2003.3	2004.3	2005.3
情報通信分野	Electro-Optics	30.8%	27.3%	30.8%	33.4%	38.1%
(Information Technology)	Photonics	-13.6%	-6.5%	-10.7%	-1.9%	8.1%
アイケア分野	Vision Care	12.3%	15.5%	16.0%	17.8%	18.0%
(Eye Care)	Health Care	11.1%	14.3%	19.0%	22.1%	22.7%
その他	Crystal	2.9%	0.0%	-0.2%	-11.3%	-11.3%
(Other Businesses)	Service	3.2%	5.4%	5.3%	8.5%	10.0%

2003.9	2004.9	2005.9.
32.7%	39.7%	40.1%
-2.3%	12.9%	7.4%
15.9%	17.3%	18.7%
22.6%	24.2%	24.4%
-3.8%	1.4%	-21.0%
6.5%	9.7%	10.0%

2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
32.8%	32.6%	34.7%	33.4%	38.9%	40.5%	37.3%	35.5%	42.0%	38.3%
-1.6%	-3.0%	2.2%	-8.0%	13.6%	12.2%	6.4%	-1.5%	9.7%	5.1%
14.8%	17.0%	18.1%	21.3%	17.3%	17.4%	20.1%	17.2%	17.9%	19.6%
21.9%	23.2%	19.2%	24.0%	23.8%	24.6%	21.9%	20.6%	24.1%	24.8%
3.5%	-13.4%	-4.8%	-39.0%	10.0%	-9.4%	-13.4%	-38.0%	-11.9%	-35.0%
6.1%	6.8%	11.5%	9.7%	10.4%	9.0%	11.4%	9.0%	9.0%	11.0%

2005-2Q	2006-2Q
40.5%	38.3%
12.2%	5.1%
17.4%	19.6%
24.6%	24.8%
-9.4%	-35.0%
9.0%	11.0%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)

	2001.3	2002.3	2003.3	2004.3	2005.3
北米・North America	15.3%	16.9%	14.9%	14.1%	14.1%
欧州・Europe	15.2%	16.2%	15.8%	14.8%	11.8%
アジアおよびその他・Asia	11.6%	10.7%	13.3%	16.5%	20.1%
日本・Japan	57.9%	56.2%	56.0%	54.6%	54.0%

2003.9	2004.9	2005.9.
14.6%	14.9%	12.2%
14.7%	11.4%	11.5%
15.4%	19.0%	23.3%
55.3%	54.7%	53.0%

2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
15.0%	14.2%	12.8%	14.5%	15.3%	14.6%	14.0%	12.6%	11.6%	12.7%
15.0%	14.3%	15.7%	14.1%	11.7%	11.1%	12.2%	12.2%	11.8%	11.3%
15.0%	15.8%	16.9%	18.0%	17.8%	20.1%	20.0%	22.3%	23.2%	23.4%
55.0%	55.7%	54.6%	53.4%	55.2%	54.2%	53.8%	52.9%	53.4%	52.6%

2005-2Q	2006-2Q
14.6%	12.7%
11.1%	11.3%
20.1%	23.4%
54.2%	52.6%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	2001.3	2002.3	2003.3	2004.3	2005.3
資産・Total Assets	267,610	278,067	274,288	289,887	351,482
主資本・Shareholders' Equity	195,333	219,180	224,218	218,978	277,889
主資本比率・Shareholders' Equity Ratio	73.0%	78.8%	81.7%	75.5%	79.1%

2003.9	2004.9	2005.9.
265,734	319,944	391,768
205,213	250,696	305,191
77.2%	78.4%	77.9%

2003.6.	2003.9	2003.12	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9
290,686	265,734	275,251	289,887	293,699	319,944	329,739	351,482	352,588	391,768
233,082	205,213	209,967	218,978	230,648	250,696	260,157	277,889	286,827	305,191
80.2%	77.2%	76.3%	75.5%	78.5%	78.4%	78.9%	79.1%	81.3%	77.9%

11. 株主状況・Shareholders


年度推移(Annual Transition)


中間推移(Interim Transiton)


四半期末の推移(Quarter Transition)

株主数(名)・Number of Shareholders
外人持株比率・Ratio of Foreign Shareholders

（注1）中間期及び期末以外の6月末と12月末のデータにつきましては、証券保管振替機構預託分の株式情報が更新されないため、株主数及び外人持株比率については正確なデータが把握できませんので、暫定的に証券代行から提出される参考統計資料の数字をそのまま掲載しております。外人持株比率はそれぞれの直前四半期（3月末と9月末）と同比率となっております。
（注2）2004年6月1日に自社株消却を行ったことから、同年6月末時点での外人持株比率算定に使用する全発行済株式数が直前四半期末に比べ約378万株減少しています。
（注3）2005年9月30日最終の株主に対して、2005年11月15日付で1株につき4株の割合で株式分割する旨を、2005年7月20日に発表しました。

	2001.3	2002.3	2003.3	2004.3	2005.3
株主数(名)・Number of Shareholders	7,835	6,872	7,459	7,660	7,443
外人持株比率・Ratio of Foreign Shareholders	32.4%	34.2%	38.1%	50.5%	55.6%

	2003.9	2004.9	2005.9.
株主数(名)・Number of Shareholders	7,545	7,169	15,507
外人持株比率・Ratio of Foreign Shareholders	46.8%	54.4%	54.5%

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9
株主数(名)・Number of Shareholders	7,456	7,545	7,454	7,660	7,584	7,169	6,813	7,443	7,410	15,507
外人持株比率・Ratio of Foreign Shareholders	38.1%	46.8%	46.8%	50.5%	52.1%	54.4%	54.4%	55.6%	55.6%	54.5%

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS


中間推移(Interim Transition)
一株当たり当期純利益・EPS


四半期毎の推移(Quarter Transition)
1株当たり配当金・Cash dividends Per Share
1株当たり純資産・Shareholders' Equity Per Share


2Q推移(2Q Transition)

	2001.3	2002.3	2003.3	2004.3	2005.3
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	464.99	377.57	343.31	576.45	782.86
一株当たり当期純利益・EPS	186.60	203.15	171.10	350.96	578.84
1株当たり配当金・Cash dividends Per Share	50.00	50.00	50.00	100.00	150.00
1株当たり純資産・Shareholders' Equity Per Share	1,680.45	1,886.20	1,945.16	1,967.60	2,494.37

	2003.9	2004.9	2005.9.
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	251.09	390.95	451.57
一株当たり当期純利益・EPS	166.21	298.95	349.90
1株当たり配当金・Cash dividends Per Share	50.00	60.00	120.00
1株当たり純資産・Shareholders' Equity Per Share	1,845.23	2,252.35	2,738.40

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	125.39	125.71	138.88	187.35	194.46	196.73	192.80	191.39	231.51	220.09
一株当たり当期純利益・EPS	85.05	81.12	93.68	91.28	149.15	149.78	144.82	135.18	183.02	166.88
1株当たり配当金・Cash dividends Per Share	-	-	-	-	-	-	-	-	-	-
1株当たり純資産・Shareholders' Equity Per Share	2,023.76	1,845.23	1,887.57	1,967.60	2,072.58	2,252.35	2,336.53	2,494.37	2,574.53	2,738.40

	2005-2Q	2006-2Q
1株当りキャッシュフロー ・Cash Flow Per Share=CFPS	196.73	220.09
一株当たり当期純利益・EPS	149.78	166.88
1株当たり配当金・Cash dividends Per Share	-	-
1株当たり純資産・Shareholders' Equity Per Share	2,252.35	2,738.40

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移(Annual Transition)
¥8,160
¥9,040
¥7,150
¥10,150
¥11,800
2001.3
2002.3
2003.3
2004.3
2005.3
株価収益率・PER
株価キャッシュフロー倍率・PCFR


中間推移(Interim Transition)
¥8,650
¥11,550
¥15,080
2003.9
2004.9
2005.9.
株価純資産倍率・PBR


四半期毎の推移(Quarter Transition)
¥8,270
¥8,650
¥9,840
¥10,150
¥11,420
¥11,550
¥11,570
¥11,800
¥12,800
¥15,080
2004-1Q
2004-2Q
2004-3Q
2004-4Q
2005-1Q
2005-2Q
2005-3Q
2005-4Q
2006-1Q
2006-2Q
期末株価・Stock Price(円・¥)


2Q推移(2Q Transition)
¥11,550
¥15,080
2005-2Q
2006-2Q

	2001.3	2002.3	2003.3	2004.3	2005.3
株価収益率・PER	43.73	44.50	41.79	28.92	20.39
株価キャッシュフロー倍率・PCFR	17.55	23.94	20.83	17.61	15.07
株価純資産倍率・PBR	4.86	4.79	3.68	5.16	4.73
期末株価・Stock Price(円・¥)	8,160	9,040	7,150	10,150	11,800

	2003.9	2004.9	2005.9.
株価収益率・PER	52.04	38.64	43.10
株価キャッシュフロー倍率・PCFR	34.45	29.54	33.39
株価純資産倍率・PBR	4.69	5.13	5.51
期末株価・Stock Price(円・¥)	8,650	11,550	*15,080*

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
株価収益率・PER	97.24	106.63	105.04	111.20	76.57	77.11	79.89	87.29	69.94	90.36
株価キャッシュフロー倍率・PCFR	65.95	68.81	70.85	54.18	58.73	58.71	60.01	61.65	55.29	68.52
株価純資産倍率・PBR	4.09	4.69	5.21	5.16	5.51	5.13	4.95	4.73	4.97	5.51
期末株価・Stock Price(円・¥)	8,270	8,650	9,840	10,150	11,420	11,550	11,570	11,800	12,800	*15,080*

	2005-2Q	2006-2Q
株価収益率・PER	77.11	90.36
株価キャッシュフロー倍率・PCFR	58.71	68.52
株価純資産倍率・PBR	5.13	5.51
期末株価・Stock Price(円・¥)	11,550	*15,080*

※上記グラフの2005.9及び2006-2Qの期末株価は、実態に即した数値を算出するにあたり、2005年11月15日効力発生の株式分割を反映しない株価を使用する必要があるため、便宜上2005年9月30日終値を4倍して表記しています。
In order to present actual values, stock prices in 2005.9 and 2006-2Q above are adjusted, multiplied the closing price of Sep. 30, 2005 by 4, which does not reflect one-to-four stock split scheduled on November 15, 2005.

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume


1999年3月期
(Year ended March 1999)
最高値 H…3月(Mar.)¥7,180
最安値 L…10月(Oct.)¥3,640
2000年3月期
(Year ended March 2000)
最高値 H…3月(Mar)¥10,890
最安値 L…9月(Sep.)¥5,520
2001年3月期
(Year ended March 2001)
最高値 H…5月(May.)¥11,900
最安値 L…3月(Mar.)¥6,560
2002年3月期
(Year ended March 2002)
最高値 H…3月(Mar.)¥9,370
最安値 L…9月(Sep.)¥5,740
2003年3月期
(Year ended March 2003)
最高値 H…5月(May.)¥9,970
最安値 L…3月(Aug.)¥6,720
2004年3月期
(Year ended March 2004)
最高値 H…3月(Mar.)¥10,650
最安値 L…5月(May.)¥6,690
2005年3月期
(Year ended March 2005)
最高値 H…4月(Apr.)¥12,190
最安値 L…4月(Apr.)¥9,920
2006年3月期
(First Half ended Sep. 2005)
最高値 H…9月(Sep.)¥15,380
最安値 L…4月(Apr.)¥10,830
実際値
※株価チャートは、2005年11月15日効力発生の株式分割(1株につき4株の割合)を反映し、分割前の株価を遡及修正して表示しています。出来高は実数で表記し、分割による遡及修正はしておりません。
Stock price below reflects the one-to-four stock split scheduled on November 15, 2005. Trading Volume shows actual amount regardless of stock split.
出来高・Trading Volume(千株・Thousand Shares)
株価・Stock Price(円・¥)

15. 設備投資・Capital Expenditure (百万円・¥Milloin)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
当期純利益・Net Income
減価償却費等・Depreciation and other
設備投資額・Capital Expenditure

※2004. 3期以降、減価償却費等には営業権償却および減損損失が含まれております。 / Amortization of goodwill and Loss on impairment of long-lived assets are included in Depreciation and other in 2004.3 and thereafter.

	2001.3	2002.3	2003.3	2004.3	2005.3
減価償却費等・Depreciation and other	32,137	20,104	19,792	25,328	22,519
当期純利益・Net Income	21,860	23,740	20,037	39,548	64,135
キャッシュフロー・Cash Flow Total	53,997	43,844	39,829	64,876	86,654
設備投資額・Capital Expenditure	39,672	19,585	15,948	30,659	40,175

	2003.9	2004.9	2005.9.
減価償却費等・Depreciation and other	9,663	10,123	11,326
当期純利益・Net Income	18,924	32,894	38,985
キャッシュフロー・Cash Flow Total	28,587	43,017	50,311
設備投資額・Capital Expenditure	10,826	16,894	21,788

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
減価償却費等・Depreciation and other	4,645	5,018	5,027	10,638	4,928	5,252	5,368	6,971	5,401	5,928
当期純利益・Net Income	9,795	9,129	10,419	10,205	16,222	16,671	16,123	15,118	20,389	18,596
キャッシュフロー・Cash Flow Total	14,440	14,147	15,446	20,843	21,150	21,923	21,491	22,089	25,790	24,524
設備投資額・Capital Expenditure	6,269	4,557	7,965	11,868	9,790	7,103	14,357	8,923	9,663	12,124

	2005-2Q	2006-2Q
減価償却費等・Depreciation and other	5,252	5,928
当期純利益・Net Income	16,671	18,596
キャッシュフロー・Cash Flow Total	21,923	24,524
設備投資額・Capital Expenditure	7,103	12,124

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
2Q推移(2Q Transition)
研究開発費・R&D Expenses
売上高研究開発費比率・R&D Exp./Net Sales

	2001.3	2002.3	2003.3	2004.3	2005.3
研究開発費・R&D Expenses	7.3	7.3	8.7	9.8	10.9
売上高研究開発費比率・R&D Exp./Net Sales	3.1%	3.1%	3.5%	3.6%	3.6%

	2003.9	2004.9	2005.9.
研究開発費・R&D Expenses	4.7	5.1	6.5
売上高研究開発費比率・R&D Exp./Net Sales	3.5%	3.3%	3.9%

	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4Q	2006-1Q	2006-2Q
研究開発費・R&D Expenses	2.2	2.5	2.6	2.6	2.5	2.6	3.4	2.4	3.0	3.5
売上高研究開発費比率・R&D Exp./Net Sales	3.5%	3.6%	3.7%	3.7%	3.3%	3.3%	4.3%	3.2%	3.7%	4.1%

	2005-2Q	2006-2Q
研究開発費・R&D Expenses	2.6	3.5
売上高研究開発費比率・R&D Exp./Net Sales	3.3%	4.1%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期毎の推移(Quarter Transition)
手元資金・Cash and Cash Equivalents (consolidated)
連結手元流動性(月)・Liquidity(Group) / month

	2001.3	2002.3	2003.3	2004.3	2005.3
手元資金 ・Cash and Cash Equivalents (consolidated)	51,697	66,321	75,694	80,425	112,874
連結手元流動性(月)・Liquidity(Group) / month	2.6	3.4	3.5	3.5	3.8

	2003.9	2004.9	2005.9.
手元資金 ・Cash and Cash Equivalents (consolidated)	62,895	94,660	131,304
連結手元流動性(月)・Liquidity(Group) / month	3.2	3.4	4.4

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9
手元資金 ・Cash and Cash Equivalents (consolidated)	81,498	62,895	66,125	80,425	77,158	94,660	90,925	112,874	106,998	131,304
連結手元流動性(月)・Liquidity(Group) / month	3.7	3.2	2.8	3.1	3.2	3.3	3.6	4.0	4.0	4.2

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)
短期借入金・Short-term Bank Loans


四半期末の推移(Quarter Transition)
長期借入金・Long-term Bank Loans
借入金依存度・Debt/Total Assets

	2001.3	2002.3	2003.3	2004.3	2005.3
短期借入金・Short-term Bank Loans	4,630	3,378	2,284	486	194
長期借入金・Long-term Bank Loans	424	569	7	0	-
小計・SUB TOTAL	5,054	3,947	2,291	486	194
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	5,054	3,947	2,291	486	194
借入金依存度・Debt/Total Assets	1.9%	1.4%	0.8%	0.2%	0.1%

	2003.9	2004.9	2005.9.
短期借入金・Short-term Bank Loans	2,050	149	-
長期借入金・Long-term Bank Loans	150	-	-
小計・SUB TOTAL	2,200	149	-
割引手形・Notes Discounted	-	-	-
合計・TOTAL	2,200	149	-
借入金依存度・Debt/Total Assets	0.8%	0.0%	0.0%

	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9
短期借入金・Short-term Bank Loans	2,201	2,050	1,297	486	233	149	-	194	199	-
長期借入金・Long-term Bank Loans	150	150	0	0	10	-	-	-	-	-
小計・SUB TOTAL	2,351	2,200	1,297	486	243	149	-	194	199	-
割引手形・Notes Discounted	-	-	-	-	-	-	-	-	-	-
合計・TOTAL	2,351	2,200	1,297	486	243	149	-	194	199	-
借入金依存度・Debt/Total Assets	0.8%	0.8%	0.5%	0.2%	0.1%	0.0%	0.0%	0.1%	0.1%	0.0%

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)


中間推移(Interim Transition)
棚卸資産[期末在高]
・Inventories [end of period]


四半期末の推移(Quarter Transition)
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	2001.3	2002.3	2003.3	2004.3	2005.3
棚卸資産[期末在高] ・Inventories [end of period]	36,506	35,595	32,360	32,877	36,165
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.1	3.2	3.1	2.8	2.7

2003.9	2004.9	2005.9.
33,360	35,307	38,670
2.8	2.6	2.7

2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9
34,437	33,360	33,804	32,877	34,207	35,307	36,869	36,165	37,507	38,670
2.9	2.8	2.8	2.7	2.6	2.6	2.8	2.7	2.8	2.6

20. 人員・Number of Employees


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Interim Transition)
日本・Japan


四半期末の推移(Quarter Transition)
アジア・Asia
欧州・Europe
北米・North America

	2001.3	2002.3	2003.3	2004.3	2005.3
北米・North America	1,575	1,516	1,445	1,323	1,316
欧州・Europe	2,000	2,102	2,082	1,821	1,809
アジア・Asia	5,838	6,411	7,346	11,925	15,102
日本・Japan	3,553	3,282	3,150	3,023	3,007
総従業員数・Number of Total Employees	12,966	13,311	14,023	18,092	21,234

2003.9	2004.9	2005.9.
1,365	1,276	1,293
1,851	1,800	1,957
8,555	13,775	16,580
3,142	3,021	2,954
14,913	19,872	22,784

2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9.	2004.12.	2005.3.	2005.6.	2005.9
1,434	1,365	1,328	1,323	1,262	1,276	1,301	1,316	1,309	1,293
2,050	1,851	1,801	1,821	1,837	1,800	1,785	1,809	1,891	1,957
7,759	8,555	9,333	11,925	12,783	13,775	14,649	15,102	15,671	16,580
3,077	3,142	3,127	3,023	3,032	3,021	2,997	3,007	3,019	2,954
14,320	14,913	15,589	18,092	18,914	19,872	20,732	21,234	21,890	22,784

21. 通期 事業の種類別セグメント情報[成長性と収益性]･Annual Sales Growth and Profitability by Business Segment



Apr.1, 2005～Sep.30, 2005 VS Apr.1, 2004～Sep.30, 2004
円の大きさは営業利益額 ･Size of circles shows the volume of operating profit.
ホトニクス･クリスタル･サービスは省略。･Photonics, Crystal and Service are omitted.
Consolidated Basis
ヘルスケア Health Care
ビジョンケア Vision Care
Consolidated
売上高成長率･Sales Growth Ratio
売上高営業利益率･Operating Margin

Apr.1, 2005 - Sep.30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	40.1%	10.7%
Photonics	7.4%	-11.9%
Vision Care	18.7%	8.1%
Health Care	24.4%	11.6%
Crystal	-21.0%	-34.4%
Service	10.0%	22.2%
CONSOLIDATED	29.9%	8.7%

Apr.1, 2004 - Sep.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	39.7%	30.7%
Photonics	12.9%	158.5%
Vision Care	17.3%	-5.0%
Health Care	24.2%	11.4%
Crystal	1.4%	-20.5%
Service	9.7%	20.1%
CONSOLIDATED	28.8%	16.5%

22. 中間期 所在地別セグメント情報[成長性と収益性]･Interim Sales Growth and Profitability by Geographical Segment



Apr.1, 2005～Sep.30, 2005 VS Apr.1, 2004～Sep.30, 2004
円の大きさは営業利益額 ･ Size of circles shows the volume of operating profit.
Consolidated Basis
アジア･Asia
日本･Japan
北米･North America
欧州･Europe
売上高成長率･Sales Growth Ratio
売上高営業利益率･Operating Margin

Apr.1, 2005 - Sep.30, 2005

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本･Japan	16.3%	5.6%
北米･North America	3.5%	6.8%
欧州･Europe	16.7%	14.5%
アジア･Asia	34.1%	57.3%
CONSOLIDATED	29.9%	8.7%

Apr.1, 2004 - Sep.30, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本･Japan	20.2%	28.7%
北米･North America	2.3%	-10.3%
欧州･Europe	16.1%	-11.2%
アジア･Asia	31.3%	-3.5%
CONSOLIDATED	28.8%	16.5%

23. 「参考」グループ連結経営(2005.9.30.現在) / HOYA's Global Group Management (As of Sep. 30, 2005)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務支援・内部監査 (Legal Support & Internal Audit)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	その他の事業 (Other Businesses)	地域本社 (Regional Headquarters)
HOYA㈱エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA㈱ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.) HOYA㈱メディカル事業部(HOYA CORP. MEDICAL Division(INTERNAL))	HOYA㈱クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL)) HOYAサービス㈱(HOYA Service Corporation)	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. HOYA GLASS DISK MALAYSIA SDN. BHD. HOYA ELECTRONICS KOREA CO., LTD. HOYA GLASS DISK VIETNAM LTD.	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD.		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC.	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC. HOYA LENS OF NEW ORLEANS, INC.	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE EUROPE HOYA LENS DEUTSCHLAND GMBH. HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S HOYA MEDICAL EUROPE GMBH ☆		欧州 / EUROPE HOYA HOLDINGS N.V. **FHQ**

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:
※:持分法適用会社 / Affiliates accounted for by the equity method
☆:2006年3月期第1四半期に設立/ Established in 2006-1Q.

Exhibit A.4

October 20, 2005

To whom it may concern

HOYA CORPORATION
Hiroshi Suzuki, CEO
Stock Code: 7741

Notice of Treasury Stock Purchase

(Pursuant to Article 211-3, Section 1-2 of the Commercial Code of Japan)

In a meeting of the Board of Directors held on October 20, 2005, HOYA CORPORATION "the Company" decided to purchase common shares of the Company as Treasury Stock in accordance with Article 211-3, Section 1-2 of the Commercial Code of Japan.

1. Reason for the Purchase

The Company will purchase treasury stock in order to implement flexible and speedy capital policy.

2. Details of the Purchase

(1) Stock to be purchased:	Common stock of HOYA CORPORATION
(2) Maximum number of shares to be purchased:	16,000,000 shares (3.6% of the outstanding shares)
(3) Maximum amount of acquisition:	¥64,000,000,000
(4) Period of the purchase:	From October 21, 2005 to December 20,2005
(5) Method of the purchase:	Purchase on the Tokyo Stock Exchange

(Notes)

1) Treasury Stock held by the Company as of September 30, 2005

Total number of shares issued (excluding treasury stock)	111,448,400 shares
Treasury Stock	900,605 shares

2) In a meeting of the Board of Directors held on July 20, 2005, the Company decided to carry out a four-for-one stock split for the shareholders registered as of September 30, 2005. The new shares will be effective on November 15, 2005. The ratio of the shares to be purchased on the outstanding shares shown above is calculated based on the number of shares issued after the stock split.

3) Treasury Stock held by the Company as of November 15, 2005 (estimation)

Total number of shares issued (excluding treasury stock)	445,793,600 shares
Treasury Stock	3,602,420 shares

Exhibit B.1

File No:82-34801

HOYA

平成17年10月20日

平成18年3月期

中間決算に関する件

自　平成17年4月　1日
至　平成17年9月30日

目　次：

HOYA株式会社

HOYA

平成18年3月期　中間決算短信（連結）

平成17年10月20日

上場会社名　HOYA株式会社　上場取引所　東京（第1部）
コード番号　7741（URL：http://www.hoya.co.jp）本社所在都道府県　東京都
代表者　代表執行役CEO　鈴木　洋
問合せ先責任者　CFO　江間　賢二　TEL　(03) 3952－1160
決算取締役会開催日　平成17年10月20日
米国会計基準採用の有無　無

平成17年9月中間期の連結業績（平成17年4月1日～平成17年9月30日）

［注：記載金額は百万円未満を切り捨てて表示しております。］

(1)連結経営成績

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
17年9月中間期	166,738	(8.7)	49,795	(12.8)	54,439	(16.4)
16年9月中間期	153,447	(16.5)	44,128	(42.6)	46,771	(53.9)
17年3月期	308,172		84,920		89,525	

	中間（当期）純利益		1株当たり中間（当期）純利益	潜在株式調整後1株当たり中間(当期)純利益
	百万円	%	円　銭	円　銭
17年9月中間期	38,985	(18.5)	349　90	348　81
16年9月中間期	32,894	(73.8)	298　95	298　20
17年3月期	64,135		578　84	577　52

（注）①持分法投資利益　17年9月中間期　1,776百万円、16年9月中間期　2,000百万円、17年3月期　3,707百万円
②期中平均株式数（連結）17年9月中間期　111,415,745株、16年9月中間期　110,031,635株、17年3月期　110,690,150株
③会計処理の方法の変更　無
④売上高、営業利益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率
⑤株式分割に係る当期純利益に関する1株当たり情報は添付資料に別途注記があります。

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円　銭
17年9月中間期	391,768	305,191	77.9	2,738　40
16年9月中間期	319,944	250,696	78.4	2,252　35
17年3月期	351,482	277,889	79.1	2,494　37

（注）①期末発行済株式数（連結）17年9月中間期　111,448,400株、16年9月中間期　111,304,384株、17年3月期　111,381,243株
②株式分割に係る株主資本に関する1株当たり情報は添付資料に別途注記があります。

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
17年9月中間期	47,561	△20,397	△9,717	131,304
16年9月中間期	35,613	△18,192	△5,639	94,660
17年3月期	76,000	△35,524	△11,692	112,874

(4)連結範囲及び持分法の適用に関する事項
連結子会社数　60社　持分法適用非連結子会社数　－社　持分法適用関連会社数　1社
(5)連結範囲及び持分法の適用の異動状況
連結（新規）4社　（除外）－社　持分法（新規）－社　（除外）－社　（いずれも前年同期比）

（注）当社は、四半期決算においても本決算と同程度の情報を迅速に開示し、証券アナリストをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、通期の連結業績予想を、第3四半期（10月1日より12月31日まで）の決算発表時（翌年1月）に公表する予定であります。本資料は、当社の評価を行なうための参考となる情報提供のみを目的としたものです。投資等の最終決定は、ご自身の判断でなさるようにお願いいたします。投資の結果等に対する責任は負いかねますのでご了承ください。

（１）企業集団の状況

当社グループは、ＨＯＹＡ株式会社および連結子会社60社（国内6社、海外54社）、関連会社5社（国内5社）により構成されており、エレクトロオプティクス製品、ホトニクス製品、ビジョンケア製品、ヘルスケア製品等の製造販売事業およびそれに付帯する事業を行っております。関連会社のうち持分法適用会社は1社（国内1社）です。（平成17年9月30日現在）

各製品は、当社および国内外の関係会社によって製造されております。一方、販売は、国内については製・商品の大部分が小売店・専門店およびメーカー等に対する直接販売方式によっており、輸出については、主に当社から各国の関係会社を通じて行っております。

当社グループはグローバルベースのグループ連結経営によって運営されています。ＨＯＹＡ株式会社グローバル本社の立案した経営戦略を、情報・通信、アイケア分野を中心とした事業部門がそれぞれの事業責任のもと遂行します。

地域別には北米・欧州・アジアの各地域の地域本社が国・地域とのリレーションの強化、法務支援および内部監査等を行い事業活動の推進をサポートしています。特に欧州には当社グループの財務拠点を置いております。

グローバル・グループ経営機構


グローバル本社
（グループ戦略の創造）
情報・通信分野
アイケア分野
その他
法務・財務の支援
日本
ＡＳＩＡ
（地域本社）
ＵＳ
（地域本社）
ＥＵ
（地域本社、グループ財務拠点）
グローバルベースでの事業戦略の遂行

当社及び関係会社（地域本社３社を除く）の位置づけは次のとおりであります。なお、事業区分（部門）は事業の種類別セグメントと同一であります。

分野	事業区分（部門）	主要製品及び役務	主な関係会社
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス光通信関連デバイス	当社ブランクス事業部、マスク事業部、MD事業部、オプティクス事業部等 HOYA CORPORATION USA HOYA MAGNETICS SINGAPORE PTE LTD HOYA GLASS DISK (THAILAND) LTD.　他
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス	HOYA PHOTONICS, INC. HOYA フォトニクス(株) HOYA CANDEO OPTRONICS(株) 他
アイケア	ビジョンケア	メガネ用レンズ・フレーム、レンズ加工機器	当社ビジョンケアカンパニー HOYA LENS DEUTSCHLAND GMBH HOYA LENS U.K. LTD. HOYA LENS OF AMERICA, INC. HOYA LENS THAILAND LTD. 他
	ヘルスケア	コンタクトレンズ、眼内レンズ	当社メディカル事業部、 HOYAヘルスケア(株)、 HOYA MEDICAL SINGAPORE PTE LTD. 他
その他	クリスタル	クリスタルガラス製品	当社クリスタルカンパニー、 HOYA CRYSTAL, INC.
	サービス	情報システムの構築、人材派遣、業務請負	HOYAサービス(株)、ウェルフェア(株) 他

事業の系統図は次のとおりであります。


HOYAグループ（中間連結）
情報・通信分野
ホトニクス事業
（連結子会社）
HOYA PHOTONICS, INC.
エレクトロオプティクス事業
HOYA㈱ブランクス事業部・マスク事業部・MD事業部・オプティクス事業部等
アイケア分野
ビジョンケア事業
HOYA㈱ビジョンケアカンパニー
ヘルスケア事業
HOYA㈱
ﾒﾃﾞｨｶﾙ事業部
（連結子会社）
HOYAﾍﾙｽｹｱ㈱
クリスタル事業
HOYA㈱クリスタルカンパニー
サービス事業
（連結子会社）
HOYAｻｰﾋﾞｽ㈱
ｳｪﾙﾌｪｱ㈱
（関連会社）
ﾂｰｺｲﾝｽﾞ㈱
ｻｰﾋﾞｽ
製品・半製品・材料
製品・半製品・外注加工
製品・半製品
製品
製品
<北米地域>
（連結子会社：ｴﾘｱ持株会社）
HOYA HOLDINGS, INC.
（連結子会社）
HOYA CORPORATION USA
RADIANT IMAGES, INC.
HOYA LENS OF AMERICA, INC.
HOYA LENS CANADA, INC.
HOYA LENS MEXICO, S.A.DE C.V.
EAGLE OPTICS, INC.
HOYA LENS OF CHICAGO, INC.
HOYA LENS OF NEW ORLEANS, INC.
HOYA CRYSTAL, INC.
（その他：ﾋﾞｼﾞｮﾝｹｱ部門の北米支店13ヶ所）
<欧州地域>
（連結子会社：ｴﾘｱ持株会社）
HOYA HOLDINGS N.V.
（連結子会社）
HOYA LENS DEUTSCHLAND GMBH
HOYA LENS U.K. LTD.
HOYA LENS ITALIA S.P.A.
HOYA LENS FINLAND OY
HOYA LENS NEDERLAND B.V.
HOYA LENS IBERIA S.A.
HOYA LENS FRANCE SAS
HOYA LENS POLAND SP.Z.O.O.
HOYA LENS BELGIUM N.V.
HOYA LENS HUNGARY RT
HOYA LENS MANUFACTURING HUNGARY RT
HOYA LENS SWEDEN AB
HOYA LENS DANMARK A/S
HOYA CONBIO FRANCE EURL
HOYA MEDICAL EUROPE GMBH.
<アジア地域>
（連結子会社：ｴﾘｱ持株会社）
HOYA HOLDINGS ASIA PACIFIC PTE LTD
（連結子会社）
HOYA MAGNETICS SINGAPORE PTE LTD
HOYA GLASS DISK (THAILAND) LTD.
HOYA OPTICS (THAILAND) LTD.
HOYA OPTICAL (ASIA) CO.,LTD.
HOYA OPTO-ELECTRONICS QINGDAO LTD.
HOYA MICROELECTRONICS (SUZHOU) LTD.
HOYA OPTICAL TECHNOLOGY (SUZHOU) LTD.
HOYA MICROELECTRONICS TAIWAN CO.,LTD.
HOYA GLASS DISK PHILIPPINES, INC.
HOYA GLASS DISK MALAYSIA SDN.BHD.
HOYA GLASS DISK VIETNAM LTD.
HOYA ELECTRONICS KOREA CO., LTD.
HOYA LENS THAILAND LTD.
HOYA LENS (S) PTE. LTD.
HOYA LENS AUSTRALIA PTY.LTD.
HOYA LENS HONG KONG LTD.
HOYA LENS KOREA CO.,LTD.
HOYA LENS TAIWAN LTD.
HOYA LENS PHILIPPINES, INC.
MALAYSIAN HOYA LENS SDN.BHD.
HOYA LENS GUANGZHOU LTD.
THAI HOYA LENS LTD.
THAI HOYA HOLDINGS LTD.
HOYA LENS SHANGHAI LTD.
HOYA MEDICAL SINGAPORE PTE LTD.、他1社
<日本>
（連結子会社）
HOYA CANDEO OPTRONICS㈱
HOYAﾌｫﾄﾆｸｽ㈱
HOYAｱﾄﾞﾊﾞﾝｽﾄ ｾﾐｺﾝﾀﾞｸﾀ ﾃｸﾉﾛｼﾞｰｽﾞ㈱
（関連会社）
NHﾃｸﾉｸﾞﾗｽ㈱※、その他３社
※：持分法適用会社
製品
製品
製品
製品
製品
ｻｰﾋﾞｽ
得意先

（２）経営方針

ＨＯＹＡグループの経営方針の概要は次のとおりであります。

重点方針
「企業価値の最大化」

① ＳＶＡ経営（SVA : Shareholders' Value Added ＝単年度株主価値の増分）

株主価値の最大化をめざして経営を効率化し、ＳＶＡ経営を行ってまいります。資本に対するコストを認識して、それを上回る利益を生んだときに企業価値が増大し、すべてのステークホルダーに満足していただき、株主の期待に応えたことになると考えております。

② グローバル・ニッチ戦略（世界市場でトップシェアを獲得）

蓄積された当社独自の技術の応用から世界に通用する技術を開発し、成長性のある新しい事業領域を創造してトップシェアをとり、高収益の事業に育てます。

③ 経営者、従業員そして株主の利益を同じ船にのせて考える

会社の業績の向上が、株主の利益になると同時に経営陣および社員の利益にもなるよう、経営陣は自社株式を所有し、社員にも業績に連動した賞与の仕組みを導入、社員持株会制度により経営のパートナーとして参画意識を持てるようにしております。

社員が情熱を持って働ける仕組みづくりのために、能力主義の処遇を実施しております。

④ グローバル・グループ経営

グローバルな視点で最も競争力が発揮できるよう経営資源の最適な組み合わせを行い、海外比率の向上をすすめております。

同時に地域の文化や風習を尊重した経営を行い、人材のグローバル化をすすめております。

⑤ 利益処分に関する中長期的な方針

利益の処分につきましては、株主各位への利益還元と従業員の福祉、および将来の事業展開のための内部留保の充実とのバランスを考慮し、中長期的な視点でキャッシュニーズを見ながら定めていきたいと考えております。

内部留保金につきましては、トップシェア企業の供給責任を果たすための生産能力の確保と次世代製品の開発に向けた設備投資、およびＨＯＹＡブランド確立のためのマーケット投資等に優先的に充当してまいります。さらに企業価値向上のためのＭ＆Ａ（企業の合併と買収）も積極的に可能性を追求し、タイムリーに投資していく計画であります。

⑥ 投資単位の引下げに関する考え方及び方針等
（東京証券取引所適時開示規則第2条第10項の規定による記載）

当社では、株式の流動性の向上、流通の活性化を促進し、より多くの皆様に当社への投資をご検討いただけるようにと、平成12年9月1日をもって１単元の株式の数を1,000株から100株に変更いたしました。

こうした当社の対応に対し、東京証券取引所より「投資しやすい環境づくりに努力し優れた実績をあげた」として、平成13年10月に、平成12年度上場会社表彰の選定をいただきました。

投資単位引き下げの結果、株主数は平成17年3月末時点で7,443名と、平成12年3月期末時点の4,929名から約1.5倍に増加いたしました。

さらに最近の株価動向等をふまえ、平成17年9月30日を基準日として、1:4の株式分割を決議いたしました。

東京証券取引所の「株式投資単位の引下げ促進に向けたアクション・プログラム」に基づき、株式の投資単位を50万円未満とし、投資家層の拡大および株式の流動性の向上を図ることを目的としております。新株の効力発生日は11月15日ですが、すでに株主数は平成17年9月30日現在で16,298名と、前期末に比べて2倍以上に増加しました。

同時に、当社では今後とも、投資家の市場参加をより促進していくために、適切で公平な情報開示の向上に努めてまいります。

⑦ コーポレート・ガバナンスに関する基本的な考え方及びその施策の実施状況
（東京証券取引所適時開示規則第2条第11項の規定による記載）

1．基本的な考え方

当社はコーポレート・ガバナンスを経営上の最重要事項の一つと認識しており、これまでに数々の改革に取り組んでまいりました。「会社は株主のもの」と考え、株主価値の最大化をめざして経営を効率化しておりますが、会社独自の論理だけで経営が行なわれないよう、株主の立場に立った監視役をおき、適宜助言をいただいております。同時に経営と業務執行の分離を図り、意思決定の迅速化を図っております。

2．施策の実施状況

(1)コーポレート・ガバナンス体制の状況

①取締役人数の減少と社外取締役の経営参加

当社では、取締役会の形骸化を防ぎ、充分に活発な議論ができるように、平成元年からすでに取締役の人数を徐々に減少させてきました。
執行役員制度は採用しませんでしたが、事業部制、カンパニー制という組織形態の中で経営と業務執行の分離は進めてきており、業務執行は各事業部門長が中心となって遂行してまいりました。

一方、社内の論理だけで意思決定が進んでしまうことを防ぐため、社内の序列や人間関係にとらわれず声を上げられるように、平成7年から社外取締役に加わっていただき、経営の監督・助言を受けるようにいたしました。平成13年には社外取締役は3名に増加しました。
この時点で取締役の人数は全部で6名と過去最小まで減少し、同時に社外取締役と社内取締役が同数になりました。これを機会に社外取締役中心に任意の報酬委員会、指名委員会を設置し、株主の立場に立った外部の方の公平な目で判断を仰ぐ体制作りをしました。このように当社は、委員会等設置会社への移行以前からすでに同様の体制を構築しておりました。

②委員会等設置会社への移行

当社は平成15年6月の株主総会で定款を変更し、委員会等設置会社へ移行しました。取締役会が執行役に決定権限を大幅に委譲することにより、執行役が業績向上を目的として迅速かつ効率的な経営を行うことができるとともに、外部から招聘した社外取締役による公正な判断のもと、指名・報酬・監査の三委員会による監督機能の強化を目的としたものです。
委員会等設置会社への移行と同時に社外取締役が2名増加して5名になり、取締役会の過半数を占めるという、国内上場企業では初めての体制となりました。また、当社創立以来、初の女性取締役が誕生し、女性の視点からの助言にも期待いたしました。
取締役会によって選任された3名の執行役は、いずれも社内取締役が兼任しております。

＜コーポレート・ガバナンス体制の模式図＞


株主総会
選任
＜取締役会＞
社内取締役　3名　（執行役を兼務）
社外取締役　5名
報酬委員会
社外取締役
5名
連携・
相互監視
指名委員会
社外取締役
5名
連携・
相互監視
監査委員会
社外取締役
5名
選任
監督・
助言
＜執行役＞
代表執行役
執行役
（社内取締役3名）
業務執行
報酬委員会
事務局
指名委員会
事務局
監査委員会
事務局
事業部門

③各委員会の概要

指名委員会は、取締役だけでなく執行役の選任・解任案も決定します。報酬委員会は、取締役と執行役の報酬の決定を行ないます。監査委員会は、会計監査人から報告及び説明を受け財務諸表等を検証し、内部統制システムについて監視・検証し、内部統制所管部門と連携の上、業務及び財産の状況をチェックします。

これら三委員会はいずれも5名の社外取締役のみで構成され、すべての委員会に、すべての社外取締役が委員として参加していただく形としました。これら三つの委員会は、連携を取りつつそれぞれが取締役相互を監視し、執行役を監視するので、コーポレートガバナンスの働きを一層高めることになります。

④社外取締役の補佐スタッフの配置状況

委員会等設置会社の監査機能を補佐する組織として監査委員会事務局が置かれました。

監査委員会には専従の事務局があり、3名の社員が従事しております。報酬委員会と指名委員会については、人事関連業務を担当する部門の社員がそれぞれ1名ずつ事務局を兼任しております。取締役会の準備、議事録作成等には経営企画グループがあたっております。

⑤業務執行・監視及び内部統制の仕組み

取締役会は2月と8月を除いて毎月開催され、活発な議論の中で社外取締役が執行役の業務執行を監視する体制になっております。

当社では、社内取締役の3名が執行役を兼務し、業務の執行をしております。具体的な日常業務は、各事業部門の部門長を中心に業務執行がなされ、毎月一回開かれる定例の事業報告会において、各事業部門から執行役に対して詳細な報告がなされ、問題点の対応策が討議されます。

全社員に対する行動規範として、当社グループの経営理念・経営基本原則に基づいて平成9年に「ＨＯＹＡ行動基準」を制定し、役員・社員が日々の仕事の中で確固たる職業倫理を持って行動するように指針を定めています。

さらに、行動基準に違反する行為が発生した場合のために、平成15年にＨＯＹＡヘルプラインという内部通報・相談の組織を設けました。行動基準違反・法令違反の早期発見と、トップへの速やかな伝達及び問題への対処をすることによって、グループ全体の健全性を確保する目的を持っており、同時に、相談者の保護と匿名性の確保を最大限に尊重しております。ＨＯＹＡヘルプラインはＨＯＹＡ本社内に設けられた専任組織であり、同時に外部の弁護士にも窓口になっていただいております。

⑥弁護士・会計監査人その他第三者の状況（会社のコーポレート・ガバナンス体制への関与状況）

当社グループでは、複数の弁護士と緊密な関係を維持し、必要に応じて適宜アドバイスを受けております。会計監査人はあずさ監査法人を選任しており、定期的な監査のほか、随時相談をし、会計処理の透明性と正確性の向上に努めております。税務関連業務に関しましても、外部専門家と契約を締結し、必要に応じてアドバイスを受けております。

(2)会社と会社の社外取締役の人的関係、資本的関係又は取引関係その他の利害関係の概要

記載すべき利害関係はありません。社外取締役の候補者選任にあたっては、次のような点を重視して人選を行なっております。

- 経営者としての充分な経験があり、国際的で、株主の立場にたって公平な観点からものを見ることができる人。当社の事業あるいは業界に詳しいかどうかは問題ではない。
- 形式的な名義でなく、実際に当社の取締役会に出席して、積極的に議論に参加し、親身になって意見を言っていただける人。

（３）経営成績、財政状態及びキャッシュ・フローの状況

１．当中間期の経営成績

①全般の状況

・売上高	：	1,667 億 3千8百万円	（前年同期比、	8.7 ％増）
・営業利益	：	497 億 9千5百万円	（　同、	12.8 ％増）
・経常利益	：	544 億 3千9百万円	（　同、	16.4 ％増）
・中間純利益	：	389 億 8千5百万円	（　同、	18.5 ％増）
・１株当たり中間純利益	：	349.90 円	（　同、	50.95 円増）

・当中間期は、景気のけん引役であったデジタル家電関連製品の在庫調整が進み、新製品を中心に生産回復の兆しが見えてまいりました。政府も「景気の踊り場状況の脱却」を表明し基調判断を上方修正するなど、企業の設備投資の計画も上向きで、雇用の改善を受けて個人消費にも明るさが戻ってまいりました。

・当中間期の為替の状況は、前年同期と比べてユーロは1.5%の円安となりましたが、ＵＳドル、タイ・バーツはいずれも前年同期と同水準でした。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発が盛んで、高精度製品を中心に需要が好調に推移しました。ビジョンケア部門では、メガネレンズの国内市場、海外市場ともに堅調な伸びを示し、ヘルスケア部門では高機能製品が好調に推移しました。その結果、当中間期の連結売上高は1,667億3千8百万円と、前年同期に比べて8.7%の増収となりました。

売上高の半期別推移と中間期の平均為替ﾚｰﾄ



(百万円)
(円/USﾄﾞﾙ・ﾕｰﾛ)
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
98,921
102,189
115,695
121,107
118,358
116,907
123,013
123,280
131,699
139,744
153,447
154,725
166,738
115.93
107.15
122.03
121.99
117.73
110.32
110.36
98.06
107.93
117.41
134.03
133.67
135.74
H12/3
H13/3
H14/3
H15/3
H16/3
H17/3
H17/9
上期
下期
中間期平均為替ﾚｰﾄ（USﾄﾞﾙ）
中間期平均為替ﾚｰﾄ（ﾕｰﾛ）

中間期の部門別売上高構成比の推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H11/9
H12/9
H13/9
H14/9
H15/9
H16/9
H17/9
サービス
クリスタル
ヘルスケア
ビジョンケア
ホトニクス
エレクトロオプティクス

- 当中間期は、エレクトロオプティクス部門で高精度の製品の受注が拡大し、主力の工場はフル生産を続け、増益となりました。アイケア分野では、メガネレンズは国内・海外ともに新製品を含め高付加価値製品の販売の拡大を継続し、増益となりました。ヘルスケア部門は遠近両用コンタクトレンズ、軟性眼内レンズ等の高機能製品が引き続き好調に推移し増益となりました。その結果、グループ全体で前年同期に比べ、営業利益は12.8%、経常利益は16.4%、中間純利益は18.5%のそれぞれ増益となりました。売上高と併せて、いずれも中間期では過去最高を更新しました。

- １株当たり中間純利益は349円90銭となり、前年同期に比べて50円95銭増加しました。

- 当中間期の中間配当金につきましては、前年同期に比べて倍増の１株当たり120円とさせていただきたく存じます。

（百万円）　中間期の利益状況の推移


60,000
50,000
40,000
30,000
20,000
10,000
0
16,449
16,946
9,590
21,871
23,113
13,691
22,847
22,697
13,660
26,549
25,027
14,845
30,936
30,395
18,924
44,128
46,771
32,894
49,795
54,439
38,985
H11/9
H12/9
H13/9
H14/9
H15/9
H16/9
H17/9
営業利益
経常利益
中間純利益

②部門別の状況

（１）情報・通信分野　　当中間期　：964 億 7千万円　　（前年同期比、　9.2 ％増）

○ エレクトロオプティクス　当中間期　：913 億 5千2百万円　（前年同期比、　10.7 ％増）


(百万円)
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ部門の半期別売上高推移
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
H12/3
H13/3
H14/3
H15/3
H16/3
H17/3
H17/9
上期
下期

・ 半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べ売上は増加しました。

・ 半導体製造用のフォトマスクは、65nm（ﾅﾉﾒｰﾄﾙ）クラス等の最先端品の好調な受注、および海外向け売上の増加により売上は前年同期に比べて増加しました。

・ 液晶用大型マスクは、パネルメーカー各社で新ラインの立ち上げおよび新機種開発は盛んで、最先端大型マスク需要が好調で、前年同期に比べて売上は増加しました。

・ ＨＤＤ（ﾊｰﾄﾞﾃﾞｨｽｸ装置）用ガラスディスクは、ノートパソコンの販売が堅調であるのに加え、携帯音楽プレイヤー向け等のアプリケーションの拡大により需要が好調に拡大し、前年同期に比べて売上は増加しました。

・ 光学レンズは、デジタルカメラ等の市場は徐々に回復してまいりましたものの、大きな伸びは見られませんでした。当社ではカメラ付き携帯電話向け等、新しい用途向けの出荷を開始し、また製品の高付加価値化戦略を推し進め、全体として売上は前年同期に比べてほぼ横ばいとなりました。

○ ホトニクス　　　　　当中間期　：　51 億 1千7百万円　（前年同期比、　11.9 ％減）


(百万円)
ﾎﾄﾆｸｽ部門の半期別売上高推移
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
H12/3
H13/3
H14/3
H15/3
H16/3
H17/3
H17/9
上期
下期

・ 産業用のレーザー関連機器は、前年同期は台湾・韓国を中心としたＬＣＤの新規製造ラインの投資のピークであったため、当中間期は全般に減速し、売上は減少しました。

（2）アイケア分野　　当中間期　：　680 億 7千9百万円　（前年同期比、9.0 %増）

○ビジョンケア　　当中間期　：　504 億 5千7百万円　（前年同期比、8.1 %増）

ビジョンケア部門の半期別売上高推移


(百万円)
60,000
50,000
40,000
30,000
20,000
10,000
0
H12/3
H13/3
H14/3
H15/3
H16/3
H17/3
H17/9
上期
下期

- メガネレンズの国内市場は、緩やかな回復傾向が継続しており、当社では、低価格帯では依然厳しい価格競争があるものの、新製品の市場投入と累進レンズを中心とした製品の高付加価値化により高価格帯で成長し、全体の売上は前年同期に比べ増加しました。
- メガネレンズの海外市場では、アジア・大洋州、欧州、北米のすべての地域で新製品の市場投入と高屈折レンズ等の製品の高付加価値化を進めて堅調に推移し、海外市場合計の売上は前年同期に比べて増加しました。特に欧州では最大市場のドイツの回復が顕著で、欧州市場全体の底上げにつながりました。
- その結果、部門全体で前年同期に比べて売上は増加しました。

○ヘルスケア　　当中間期　：　176 億 2千1百万円　（前年同期比、11.6 %増）

ヘルスケア部門の半期別売上高推移


(百万円)
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
H12/3
H13/3
H14/3
H15/3
H16/3
H17/3
H17/9
上期
下期

- コンタクトレンズは、市場で安売り店が価格競争を続ける中、当社では、継続的な新規出店と、専門知識を活かした接客サービスの向上により集客の強化をはかり、さらに遠近両用レンズ等の高付加価値商品の販売拡大により、前年同期に比べて売上は増加しました。
- 眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特に新製品のイエローレンズが好評で、前年同期に比べて売上が増加しました。

（３）その他　　当中間期　：　21 億 8千8百万円　（前年同期比、18.0 ％減）

○クリスタル　　当中間期　：　12 億 4千万円　（前年同期比、34.4 ％減）

・クリスタルは、事業の再構築のために規模を縮小したことに加え、市場では法人需要が依然として低迷しているため、売上は前年同期に比べて減少しました。

○サービス　　当中間期　：　9 億 4千8百万円　（前年同期比、22.2 ％増）

２．当中間期の財政状態

・総資産	：	3,917 億 6千8百万円	（前期末比、 11.5 ％増）
・株主資本	：	3,051 億 9千1百万円	（　同、 9.8 ％増）
・株主資本比率	：	77.9 ％	（　同、 1.2 ﾎﾟｲﾝﾄ減）

・当中間期末は、前期末に比べて流動資産が26,123百万円増加し、固定資産が13,891百万円増加しましたので、総資産は40,286百万円増加しました。株主資本は、利益剰余金が28,872百万円増加しましたので、前期末に比べて27,302百万円増加しました。

３．当中間期のキャッシュ・フローの状況

・営業活動によるｷｬｯｼｭ･ﾌﾛｰ	：	475 億 6千1百万円	
・投資活動によるｷｬｯｼｭ･ﾌﾛｰ	：	△ 203 億 9千7百万円	
・財務活動によるｷｬｯｼｭ･ﾌﾛｰ	：	△ 97 億 1千7百万円	
・現金及び現金同等物期末残高	：	1,313 億 4百万円	（前期末比、18,430百万円増）

・税金等調整前当期純利益50,445百万円と減価償却費11,326百万円を主体に、営業キャッシュ・フローは47,561百万円となりました。投資キャッシュ・フローは次期製品対応投資を中心に20,397百万円の支出となりました。フリー・キャッシュ・フローは27,164百万円となり、配当金の支払いに10,024百万円を支出しました。現金及び現金同等物の期末残高は前期末に比べ18,430百万円増加しました。

（4）中間連結財務諸表等

1．中間連結貸借対照表

（単位：百万円未満切捨）

	科目	当中間期 平成17年9月30日現在		前期 平成17年3月31日現在		増減		前中間期 平成16年9月30日現在	
		金額	構成比（%）	金額	構成比（%）	金額	増減率（%）	金額	構成比（%）
資産の部	流動資産	258,963	66.1	232,871	66.2	26,092	11.2	213,797	66.8
	現金及び預金	131,304		112,874		18,430		94,660	
	受取手形及び売掛金	77,485		73,619		3,866		73,042	
	たな卸資産	38,670		36,165		2,505		35,307	
	繰延税金資産	7,961		6,500		1,461		6,649	
	その他	4,981		4,947		34		5,591	
	貸倒引当金	△ 1,440		△ 1,235		△ 205		△ 1,453	
	固定資産	132,210	33.7	118,288	33.7	13,922	11.8	105,907	33.1
	有形固定資産	106,630	27.2	95,158	27.1	11,472	12.1	85,515	26.7
	建物及び構築物	26,321		25,114		1,207		24,172	
	機械装置及び運搬具	50,528		45,016		5,512		36,848	
	土地	8,874		8,937		△ 63		9,333	
	その他	20,905		16,090		4,815		15,161	
	無形固定資産	5,701	1.5	5,489	1.6	212	3.9	4,888	1.5
	投資その他の資産	19,879	5.1	17,640	5.0	2,239	12.7	15,503	4.9
	投資有価証券	12,438		10,383		2,055		8,183	
	繰延税金資産	2,808		3,097		△ 289		2,859	
	その他	4,941		4,461		480		4,901	
	貸倒引当金	△ 309		△ 301		△ 8		△ 441	
	繰延資産	594	0.2	322	0.1	272	84.5	239	0.1
	資産合計	391,768	100.0	351,482	100.0	40,286	11.5	319,944	100.0
負債、少数株主持分及び資本の部	流動負債	83,499	21.3	70,792	20.1	12,707	17.9	66,381	20.7
	支払手形及び買掛金	27,580		24,452		3,128		27,415	
	短期借入金	−		194		△ 194		150	
	未払法人税等	11,937		10,022		1,915		11,885	
	賞与引当金	4,072		3,917		155		3,835	
	その他	39,908		32,204		7,704		23,094	
	固定負債	2,176	0.6	1,970	0.6	206	10.5	2,039	0.6
	特別修繕引当金	748		542		206		−	
	その他	1,427		1,427		0		2,039	
	負債合計	85,676	21.9	72,762	20.7	12,914	17.7	68,420	21.3
	少数株主持分	901	0.2	830	0.2	71	8.6	827	0.3
	資本金	6,264	1.6	6,264	1.8	−	−	6,264	2.0
	資本剰余金	15,898	4.1	15,898	4.5	−	−	15,898	5.0
	利益剰余金	297,127	75.8	268,255	76.3	28,872	10.8	243,722	76.2
	その他有価証券評価差額金	71	0.0	37	0.0	34	−	23	0.0
	為替換算調整勘定	△ 6,830	△ 1.7	△ 4,687	△ 1.3	△ 2,143	45.7	△ 6,714	△ 2.1
	自己株式	△ 7,340	△ 1.9	△ 7,878	△ 2.2	538	△ 6.8	△ 8,498	△ 2.7
	資本合計	305,191	77.9	277,889	79.1	27,302	9.8	250,696	78.4
	負債、少数株主持分及び資本合計	391,768	100.0	351,482	100.0	40,286	11.5	319,944	100.0

（注）

	当中間期	前期	前中間期
1．有形固定資産の減価償却累計額	175,390 百万円	166,344 百万円	159,519 百万円
2．保証債務	1,640 百万円	1,369 百万円	1,089 百万円
3．自己株式数	900,605 株	967,762 株	1,044,621 株

２．中間連結損益計算書

（単位：百万円未満切捨）

科目	当中間期 自 平成17年4月1日 至 平成17年9月30日		前中間期 自 平成16年4月1日 至 平成16年9月30日		増減		前期 自 平成16年4月1日 至 平成17年3月31日	
	金額	百分比(%)	金額	百分比(%)	増減額	増減率(%)	金額	百分比(%)
売上高	166,738	100.0	153,447	100.0	13,291	8.7	308,172	100.0
売上原価	84,363	50.6	77,839	50.7	6,524	8.4	158,023	51.3
売上総利益	82,374	49.4	75,607	49.3	6,767	9.0	150,148	48.7
販売費及び一般管理費	32,579	19.5	31,478	20.5	1,101	3.5	65,228	21.1
営業利益	49,795	29.9	44,128	28.8	5,667	12.8	84,920	27.6
営業外収益	5,579	3.3	3,725	2.4	1,854	49.8	6,623	2.2
受取利息	974		429		545		1,013	
為替差益	1,766		732		1,034		875	
持分法による投資利益	1,776		2,000		△ 224		3,707	
その他	1,062		563		499		1,026	
営業外費用	934	0.6	1,083	0.7	△ 149	△ 13.8	2,017	0.7
支払利息	70		62		8		86	
売上割引	335		257		78		552	
その他	529		763		△ 234		1,378	
経常利益	54,439	32.6	46,771	30.5	7,668	16.4	89,525	29.1
特別利益	1,484	0.9	346	0.2	1,138	328.9	719	0.2
固定資産売却益	42		84		△ 42		194	
その他	1,441		262		1,179		524	
特別損失	5,478	3.3	2,496	1.6	2,982	119.5	6,779	2.2
環境整備費	3,538		1,101		2,437		1,980	
退職加算金	1,143		725		418		842	
固定資産処分損	216		362		△ 146		948	
減損損失	127		57		70		859	
工場閉鎖損失	−		−		−		1,263	
その他	452		249		203		885	
税金等調整前中間(当期)純利益	50,445	30.3	44,621	29.1	5,824	13.1	83,466	27.1
法人税、住民税及び事業税	12,515	7.5	10,982	7.2	1,533	14.0	18,690	6.1
法人税等調整額	△ 1,122	△ 0.7	644	0.4	△ 1,766	△ 274.2	531	0.2
少数株主利益	68	0.0	100	0.1	△ 32	△ 32.0	108	0.0
中間(当期)純利益	38,985	23.4	32,894	21.4	6,091	18.5	64,135	20.8
1株当たり中間(当期)純利益	349.90 円		298.95 円		50.95 円		578.84 円	

（注）

１．在外連結子会社の経営成績の換算に関する事項

(1)当中間期の売上高・損益を、前中間期為替レートで換算した場合の金額とその差額

科目	当中間期ﾚｰﾄで換算	前中間期ﾚｰﾄで換算	差額
売上高	166,738 百万円	166,051 百万円	687 百万円
営業利益	49,795 百万円	49,541 百万円	254 百万円
経常利益	54,439 百万円	54,126 百万円	313 百万円
中間純利益	38,985 百万円	38,718 百万円	267 百万円

(2)主要通貨の換算レートと前年同期比変動率

主要通貨		当中間期為替レート	前中間期為替レート	変動率	前期為替レート
ＵＳドル	ＵＳ＄	110.36 円	110.32 円	0.0% （−）	107.60 円
ユーロ	ＥＵＲＯ	135.74 円	133.67 円	-1.5% （円安）	135.73 円
タイ・バーツ	ＢＡＨＴ	2.69 円	2.69 円	0.0% （−）	2.68 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均

２．重要な後発事象

平成17年11月15日に効力が発生する株式分割に係る注記を別記しております（26ページ参照）。

3．中間連結剰余金計算書

（単位：百万円未満切捨）

	科目	当中間期 自平成17年4月1日 至平成17年9月30日	前中間期 自平成16年4月1日 至平成16年9月30日	増減	前期 自平成16年4月1日 至平成17年3月31日
資本剰余金の部	Ⅰ．資本剰余金期首残高	15,898	15,898	－	15,898
	Ⅱ．資本剰余金増加高	－	－	－	－
	Ⅲ．資本剰余金減少高	－	－	－	－
	Ⅳ．資本剰余金期末残高	15,898	15,898	－	15,898
利益剰余金の部	Ⅰ．利益剰余金期首残高	268,255	247,175	21,080	247,175
	Ⅱ．利益剰余金増加高	38,985	32,894	6,091	64,135
	中間（当期）純利益	38,985	32,894	6,091	64,135
	Ⅲ．利益剰余金減少高	10,112	36,346	△ 26,234	43,056
	1. 配当金	10,024	5,563	4,461	12,241
	2. 取締役賞与	65	63	2	62
	3. 自己株式消却額	－	30,702	△ 30,702	30,702
	4. 自己株式処分差損	22	18	4	49
	Ⅳ．利益剰余金期末残高	297,127	243,722	53,405	268,255

４．中間連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目 ＼ 期別	当中間期 自平成17年4月1日 至平成17年9月30日	前中間期 自平成16年4月1日 至平成16年9月30日	増減	前期 自平成16年4月1日 至平成17年3月31日
	金額	金額	金額	金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前中間（当期）純利益	50,445	44,621	5,824	83,466
減価償却費	11,326	10,123	1,203	21,660
減損損失	127	57	70	859
貸倒引当金の増加額又は減少額（△）	209	15	194	△ 344
賞与引当金の増加額	153	113	40	194
特別修繕引当金の増加額	206	137	69	184
受取利息及び受取配当金	△ 979	△ 434	△ 545	△ 1,022
支払利息	70	62	8	86
為替差益	△ 347	△ 254	△ 93	△ 233
持分法による投資利益	△ 1,776	△ 2,000	224	△ 3,707
固定資産売却益	△ 42	△ 84	42	△ 194
固定資産処分損	216	362	△ 146	948
取締役賞与の支払額	△ 65	△ 63	△ 2	△ 63
その他	△ 1,898	249	△ 2,147	553
売上債権の増加額	△ 3,738	△ 4,994	1,256	△ 5,393
たな卸資産の増加額	△ 2,174	△ 1,850	△ 324	△ 2,525
その他流動資産の減少額又は増加額（△）	△ 681	1,286	△ 1,967	2,427
仕入債務の増加額	3,728	1,524	2,204	△ 1,629
未払消費税等の増加額又は減少額（△）	1,151	△ 122	1,273	△ 706
その他流動負債の増加額	1,355	220	1,135	3,848
小計	57,286	48,968	8,318	98,409
利息及び配当金の受取額	1,019	438	581	958
利息の支払額	△ 59	△ 78	19	△ 109
法人税等の支払額	△ 10,684	△ 13,714	3,030	△ 23,257
営業活動によるキャッシュ・フロー	47,561	35,613	11,948	76,000
Ⅱ 投資活動によるキャッシュ・フロー			0	
有形固定資産の取得による支出	△ 20,638	△ 17,066	△ 3,572	△ 33,393
有形固定資産の売却による収入	156	85	71	540
投資有価証券の取得による支出	−	△ 10	10	△ 10
貸付による支出	△ 1	△ 64	63	△ 96
貸付金の回収による収入	60	93	△ 33	211
その他投資に関する支出	△ 1,217	△ 1,395	178	△ 3,096
その他投資に関する収入	1,243	165	1,078	321
投資活動によるキャッシュ・フロー	△ 20,397	△ 18,192	△ 2,205	△ 35,524
Ⅲ 財務活動によるキャッシュ・フロー			0	
短期借入金の借入及び返済による収入及び支出（△）（純額）	△ 207	△ 348	141	△ 157
長期借入金の返済による支出	−	△ 11	11	△ 161
自己株式の取得による支出	△ 22	△ 16	△ 6	△ 38
自己株式の売却による収入	538	301	237	911
親会社による配当金の支払額	△ 10,024	△ 5,563	△ 4,461	△ 12,245
少数株主への配当金の支払額	△ 1	0	△ 1	△ 0
財務活動によるキャッシュ・フロー	△ 9,717	△ 5,639	△ 4,078	△ 11,692
Ⅳ 現金及び現金同等物に係る換算差額	983	2,453	△ 1,470	3,665
Ⅴ 現金及び現金同等物の増加額又は減少額（△）	18,430	14,235	4,195	32,449
Ⅵ 現金及び現金同等物期首残高	112,874	80,425	32,449	80,425
Ⅶ 現金及び現金同等物期末残高	131,304	94,660	36,644	112,874

（注）連結キャッシュ・フロー計算書の△は、現金及び現金同等物の流出を示しております。

5．中間連結財務諸表作成のための基本となる重要な事項

1）連結範囲及び持分法の適用に関する事項
・ 連結子会社数　６０社
　主要会社名　（海外） HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
　　　　　　　　　　HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
　　　　　　　（国内） HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・ 非連結子会社数　－社
・ 関連会社数　　５社（うち、持分法適用会社数　1社＝NHﾃｸﾉｸﾞﾗｽ株式会社）

2）会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
イ．連結範囲　：
a.前中間期末（平成16年9月末）との比較＝４社増加
・新規設立により４社増加
・ HOYA GLASS DISK VIETNAM LTD.（ﾍﾞﾄﾅﾑ）
・ HOYA LENS OF NEW ORLEANS, INC.（米国）
・ HOYA MEDICAL EUROPE GMBH.（ﾄﾞｲﾂ）
・ その他1社（海外）

b.前期末（平成17年3月末）との比較＝２社増加
・新規設立により２社増加
・ HOYA MEDICAL EUROPE GMBH.（ﾄﾞｲﾂ）
・ その他1社（海外）

ロ．持分法適用会社　：
a.前中間期末（平成16年9月末）との比較
・該当事項はありません。

b.前期末（平成17年3月末）との比較
・該当事項はありません。

	当中間期	前中間期	増　減	前　期
連結子会社数	60 （国内6、海外54）	56 （国内6、海外50）	+4 （国内-、海外+4）	58 （国内6、海外52）
非連結子会社数	－ （国内-、海外-）	－ （国内-、海外-）	－ （国内-、海外-）	－ （国内-、海外-）
関連会社数	5 （国内5、海外-）	5 （国内5、海外-）	－ （国内-、海外-）	5 （国内5、海外-）
（うち持分法適用会社数）	(1) （国内1、海外-）	(1) （国内1、海外-）	(-) （国内-、海外-）	(1) （国内1、海外-）
グループ合計 （うち持分法適用会社数）	65社 （1社）	61社 （1社）	+4 （－）	63社 （1社）

②会計方針の変更　：　該当事項はありません。

［中間連結キャッシュ・フロー計算書に係る注記］

（単位：百万円未満切捨）

1．現金及び現金同等物の中間期末残高と中間連結貸借対照表に記載されている科目の金額

	当中間期 平成17年 9月30日現在	前中間期 平成16年 9月30日現在	前　期 平成17年 3月31日現在
現金及び預金勘定	131,304	94,660	112,874
有価証券勘定	－	－	－
計	131,304	94,660	112,874
預入期間が３ヶ月を超える定期預金	－	－	－
価値の変動についてリスクを負う有価証券	－	－	－
現金及び現金同等物	131,304	94,660	112,874

2．重要な非資金取引の内容

当中間期（自　平成17年4月1日　至　平成17年9月30日）

該当事項はありません。

前中間期（自　平成16年4月1日　至　平成16年9月30日）

自己株式の消却　30,702 百万円

（平成16年6月1日付、3,775,400株）

前　期（自　平成16年4月1日　至　平成17年3月31日）

自己株式の消却　30,702 百万円

（平成16年6月1日付、3,775,400株）

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当中間期（平成17年9月30日現在）			前期（平成17年3月31日現在）			前中間期（平成16年9月30日現在）		
(1)満期保有目的の債券	中間連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額	中間連結貸借対照表計上額	時価	差額
①国債・地方債等	−	−	−	−	−	−	−	−	−
②社債	−	−	−	−	−	−	−	−	−
③その他	−	−	−	−	−	−	−	−	−
計	−	−	−	−	−	−	−	−	−
(2)その他有価証券	取得原価	中間連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額	取得原価	中間連結貸借対照表計上額	差額
①株式	159	327	167	159	308	148	159	270	110
②債券	−	−	−	−	−	−	−	−	−
国債・地方債等	−	−	−	−	−	−	−	−	−
社債	−	−	−	−	−	−	−	−	−
その他	−	−	−	−	−	−	−	−	−
③その他	364	317	△ 47	−	−	−	−	−	−
計	524	644	119	159	308	148	159	270	110

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当中間期（平成17年9月30日現在）	前期（平成17年3月31日現在）	前中間期（平成16年9月30日現在）
(1)満期保有目的の債券	中間連結貸借対照表計上額	連結貸借対照表計上額	中間連結貸借対照表計上額
①国債・地方債等	−	−	−
②社債	−	−	−
③その他	−	−	−
計	−	−	−
(2)関連会社株式	中間連結貸借対照表計上額	連結貸借対照表計上額	中間連結貸借対照表計上額
①非上場株式	11,117	9,486	7,636
計	11,117	9,486	7,636
(3)その他有価証券	中間連結貸借対照表計上額	連結貸借対照表計上額	中間連結貸借対照表計上額
①非上場株式	261	274	275
②その他	414	314	−
計	676	588	275

3．デリバティブ取引の契約額、時価及び評価損益等

該当事項はありません。

[税効果会計に係る注記]

1.　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳　　（単位：百万円未満切捨）

（1）流動の部	当中間期 平成17年 9月30日現在	前期 平成17年 3月31日現在	前中間期 平成16年 9月30日現在
繰延税金資産			
たな卸資産未実現利益	2,277	2,166	1,808
環境整備費否認額	1,753	323	－
賞与引当金否認額	1,564	1,529	1,494
未払事業税否認額	777	691	737
減価償却損金算入限度超過額	－	285	906
その他	1,589	1,505	1,702
繰延税金資産　合計	7,961	6,500	6,649
（2）固定の部			
繰延税金資産			
減価償却損金算入限度超過額	2,005	1,876	1,926
減損損失否認額	748	861	847
貸倒引当金損金算入限度超過額	115	117	153
工場閉鎖損失	－	510	－
その他	845	681	807
繰延税金資産　合計	3,715	4,047	3,735
繰延税金負債			
固定資産圧縮積立金	△ 423	△ 434	△ 431
特別償却準備金	△ 277	△ 313	△ 278
その他有価証券評価差額金	△ 40	△ 35	－
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 906	△ 949	△ 875
繰延税金資産の純額	2,808	3,097	2,859

2.　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当中間期 自平成17年4月1日 至平成17年9月30日	前中間期 自平成16年4月1日 至平成16年9月30日	前期 自平成16年4月1日 至平成17年3月31日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
海外連結子会社の税率差異	△ 17.1	△ 12.5	△ 13.8
交際費等永久に損金に算入されない項目	0.3	0.2	0.4
住民税均等割等	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	△ 3.5	△ 4.6	△ 2.6
受取配当金等連結消去に伴う影響額	3.5	4.6	0.8
持分法による投資利益	△ 1.4	△ 1.8	△ 1.8
試験研究費等の特別税額控除	△ 0.5	△ 0.6	△ 0.8
その他	0.7	0.3	0.3
税効果会計適用後の法人税等の負担率	22.6	26.1	23.0

[退職給付に係る注記]

（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、結了手続きを進めておりましたが、前中間期の平成16年5月26日に厚生労働大臣より清算結了の承認を得ました。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳	当中間期 自平成17年4月1日 至平成17年9月30日	前中間期 自平成16年4月1日 至平成16年9月30日	前期 自平成16年4月1日 至平成17年3月31日
退職加算金	1,143	725	842
退職給付費用	1,143	725	842

(3) 退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

（単位：百万円未満切捨）

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における武蔵工場等

場所	用途	種類
埼玉県入間市	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当中間期 自平成17年4月1日 至平成17年9月30日	前中間期 自平成16年4月1日 至平成16年9月30日	前期 自平成16年4月1日 至平成17年3月31日
機械装置他	127	57	92
計	127	57	92

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) ホトニクス部門における前橋工場

場所	用途	種類
群馬県前橋市	ホトニクス製造設備等	土地・建物、機械装置等

HOYA CANDEO OPTRONICS(株)の前橋工場は、他事業所への統合により前期に閉鎖されたため、同工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当中間期 自平成17年4月1日 至平成17年9月30日	前中間期 自平成16年4月1日 至平成16年9月30日	前期 自平成16年4月1日 至平成17年3月31日
土地	−	−	449
建物他	−	−	317
計	−	−	766

なお、当資産グループの回収可能価額は、土地については路線価を基に、建物他については正味売却価額を基に、それぞれ測定しております。

（５）セグメント情報

１．事業の種類別セグメント情報

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当中間期：自 平成17年4月１日　至 平成17年9月30日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
１．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	91,352	5,117	50,457	17,621	1,240	948	166,738	－	166,738
(2)セグメント間の内部売上高又は振替高	603	140	4	0	17	2,355	3,121	(3,121)	－
計	91,956	5,258	50,462	17,621	1,257	3,303	169,859	(3,121)	166,738
営業費用	55,084	4,867	41,008	13,318	1,521	2,971	118,772	(1,829)	116,942
営業利益又は営業損失(△)	36,872	390	9,453	4,302	△ 263	331	51,087	(1,292)	49,795
営業利益率　(%)	40.1%	7.4%	18.7%	24.4%	-21.0%	10.0%	30.1%	－	29.9%
２．資産、減価償却費及び資本的支出等									
資産	188,839	7,440	93,751	16,514	1,382	3,302	311,230	80,537	391,768
減価償却費	7,865	47	2,984	376	－	26	11,299	26	11,326
減損損失	－	－	－	－	127	－	127	－	127
資本的支出	17,492	50	3,434	637	127	18	21,760	27	21,788
研究開発費	4,306	518	1,199	446	18	－	6,488	－	6,488
従業員数（名）	14,708	192	6,750	699	129	254	22,732	52	22,784

科目 ＼ 期別・セグメント	前中間期：自 平成16年4月1日　至 平成16年9月30日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
１．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	82,511	5,811	46,665	15,790	1,891	776	153,447	－	153,447
(2)セグメント間の内部売上高又は振替高	300	95	1	0	26	2,508	2,932	(2,932)	－
計	82,812	5,907	46,666	15,790	1,917	3,285	156,379	(2,932)	153,447
営業費用	49,900	5,145	38,577	11,967	1,890	2,967	110,449	(1,131)	109,318
営業利益又は営業損失(△)	32,911	761	8,088	3,822	27	318	45,929	(1,800)	44,128
営業利益率　(%)	39.7%	12.9%	17.3%	24.2%	1.4%	9.7%	29.4%	－	28.8%
２．資産、減価償却費及び資本的支出等									
資産	148,813	8,170	92,124	20,882	2,466	2,496	274,953	44,990	319,944
減価償却費	6,848	59	2,837	323	－	22	10,090	32	10,123
減損損失	－	－	－	－	57	－	57	－	57
資本的支出	13,045	50	3,056	335	57	169	16,713	180	16,894
研究開発費	3,503	423	708	453	12	－	5,100	－	5,100
従業員数（名）	12,445	226	6,143	565	177	262	19,818	54	19,872

＜参考＞　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減								
	情報・通信		アイケア		その他		計	消去又は全社	連結
	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
売上高　増減額									
(1)外部顧客に対する売上高増減額	8,841	△ 694	3,792	1,831	△ 651	172	13,291	－	13,291
外部売上高の増減率　(%)	10.7%	-11.9%	8.1%	11.6%	-34.4%	22.2%	8.7%	－	8.7%
(2)セグメント間売上高又は振替高増減額	303	45	3	0	△ 9	△ 153	189	△ 189	－
計	9,144	△ 649	3,796	1,831	△ 660	18	13,480	△ 189	13,291
営業費用増減額	5,184	△ 278	2,431	1,351	△ 369	4	8,323	△ 698	7,624
営業損益額増減額	3,961	△ 371	1,365	480	△ 290	13	5,158	508	5,667
営業損益の増減率　(%)	12.0%	-48.8%	16.9%	12.6%	－	4.1%	11.2%	－	12.8%
営業利益率の増減（ポイント）	0.4	△ 5.5	1.4	0.2	△ 22.4	0.3	0.7	－	1.1
資産　増減額	40,026	△ 730	1,627	△ 4,368	△ 1,084	806	36,277	35,547	71,824
減価償却費　増減額	1,017	△ 12	147	53	－	4	1,209	△ 6	1,203
減損損失　増減額	－	－	－	－	70	－	70	－	70
資本的支出　増減額	4,447	0	378	302	70	△ 151	5,047	△ 153	4,894
研究開発費　増減額	803	95	491	△ 7	6	－	1,388	－	1,388
従業員数（名）　増減数	2,263	△ 34	607	134	△ 48	△ 8	2,914	△ 2	2,912

（注）

1．事業区分の方法及び各区分に属する主要製品及び役務の名称

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連デバイス
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム、レンズ加工機器
	ヘルスケア	コンタクトレンズ、眼内レンズ
その他	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、人材派遣、業務請負

※ なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

2．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当中間期　1,340 百万円

前中間期　1,405 百万円

であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

3．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当中間期　82,641 百万円

前中間期　59,745 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

2．所在地別セグメント情報

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当中間期：自平成17年4月1日　至平成17年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	122,307	16,856	18,263	9,310	166,738	—	166,738
(2)セグメント間の内部売上高又は振替高	10,820	99	246	55,456	66,622	(66,622)	—
計	133,127	16,956	18,510	64,767	233,360	(66,622)	166,738
営業費用	111,482	16,360	15,415	42,663	185,922	(68,979)	116,942
営業利益	21,644	595	3,094	22,103	47,438	2,356	49,795
営業利益率　（％）	16.3%	3.5%	16.7%	34.1%	20.3%	—	29.9%
2．資産	166,008	18,984	38,340	131,941	355,275	36,493	391,768

科目 ＼ 期別・セグメント	前中間期：自 平成16年4月1日　至 平成16年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
1．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	115,783	15,788	15,957	5,918	153,447	—	153,447
(2)セグメント間の内部売上高又は振替高	9,669	59	127	43,319	53,176	(53,176)	—
計	125,453	15,847	16,085	49,238	206,624	(53,176)	153,447
営業費用	100,068	15,479	13,504	33,817	162,870	(53,551)	109,318
営業利益	25,384	367	2,580	15,420	43,754	374	44,128
営業利益率　（％）	20.2%	2.3%	16.1%	31.3%	21.2%	—	28.8%
2．資産	168,718	20,035	30,728	90,716	310,199	9,745	319,944

＜参考＞　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高　増減額							
(1)外部顧客に対する売上高増減額	6,524	1,068	2,306	3,392	13,291	—	13,291
外部売上高増減率　（％）	5.6%	6.8%	14.5%	57.3%	8.7%	—	8.7%
(2)セグメント間売上高又は振替高増減額	1,151	40	119	12,137	13,446	(13,446)	—
計	7,674	1,109	2,425	15,529	26,736	(13,446)	13,291
営業費用増減額	11,414	881	1,911	8,846	23,052	(15,428)	7,624
営業利益額増減額	△ 3,740	228	514	6,683	3,684	1,982	5,667
営業利益額増減率　（％）	-14.7%	62.1%	19.9%	43.3%	8.4%	—	12.8%
資産　増減額	△ 2,710	△ 1,051	7,612	41,225	45,076	26,748	71,824

（注）1．　営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当中間期　1,188 百万円、
前中間期　1,251 百万円、

であり、その主なものは、本社部門に係る費用であります。

2．　資産のうち消去又は全社の項目に含めた全社資産の金額は、

当中間期　80,021 百万円、
前中間期　55,875 百万円、

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

3．海外売上高

（単位：百万円未満切捨）

期別 / 科目 ＼ セグメント	当中間期 自 平成17年4月1日 至 平成17年9月30日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	20,262	19,259	38,821	6	78,350
連結売上高					166,738
連結売上高に占める海外売上高の割合（%）	12.2%	11.5%	23.3%	0.0%	47.0%
海外売上高における地域別の割合（%）	25.9%	24.6%	49.5%	0.0%	100.0%

期別 / 科目 ＼ セグメント	前中間期 自 平成16年4月1日 至 平成16年9月30日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	22,902	17,552	29,092	2	69,549
連結売上高					153,447
連結売上高に占める海外売上高の割合（%）	14.9%	11.4%	19.0%	0.0%	45.3%
海外売上高における地域別の割合（%）	32.9%	25.3%	41.8%	0.0%	100.0%

<参考>　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減				
	北米	欧州	アジア	その他の地域	合計
海外売上高増減額	△ 2,640	1,707	9,729	4	8,801
連結売上高増減額					13,291
海外売上高増減率（%）	-11.5%	9.7%	33.4%	200.0%	12.7%

（注）国又は地域の区分の方法及び各区分に属する主な国又は地域

1. 国又は地域の区分の方法・・・・・・地理的近接度による。
2. 各区分に属する主な国又は地域・・・北米：米国、カナダ等
   欧州：オランダ、ドイツ、イギリス等
   アジア：シンガポール、タイ、韓国、台湾等
   その他の地域：サウジアラビア、ブラジル等

［後発事象：株式の分割に係る注記］

当社は、平成17年7月20日開催の取締役会決議に基づき、次のとおり株式分割による新株式を発行する予定であります。

1．分割により増加する株式数
普通株式　　　　　　　　337,047,015株

2．分割の方法
平成17年11月15日をもって、平成17年9月30日最終の株主名簿および実質株主名簿に記載された株主の所有株式数を、普通株式1株につき4株の割合をもって分割します。

3．配当起算日
平成17年10月1日

なお、当該株式分割が当期首に行なわれたと仮定した場合の当中間期における1株当たり情報および前期首に行なわれたと仮定した場合の前中間期及び前期における1株当たり情報は、それぞれ以下のとおりであります。

	当中間期 自平成17年4月1日 自平成17年9月30日	前中間期 自平成16年4月1日 自平成16年9月30日	前　期 自平成16年4月1日 自平成17年3月31日
1株当たり株主資本	684円 60銭	563円 08銭	623円 59銭
1株当たり中間（当期）純利益	87円 47銭	74円 73銭	144円 71銭
潜在株式調整後1株当たり中間（当期）純利益	87円 20銭	74円 55銭	144円 38銭

（6）販売の状況（中間連結部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 分野・事業別	当中間期 自 平成17年4月 1日 至 平成17年9月30日		前中間期 自 平成16年4月 1日 至 平成16年9月30日		増減		前期 自 平成16年4月 1日 至 平成17年3月31日	
	金額	構成比%	金額	構成比%	金額	増減率%	金額	構成比%
国内	48,073	52.6	43,684	52.9	4,389	10.0	86,964	52.5
海外	43,278	47.4	38,827	47.1	4,451	11.5	78,699	47.5
エレクトロオプティクス	91,352	54.8	82,511	53.8	8,841	10.7	165,664	53.8
国内	2,743	53.6	3,844	66.2	△ 1,101	△ 28.6	7,291	67.8
海外	2,374	46.4	1,966	33.8	408	20.8	3,457	32.2
ホトニクス	5,117	3.1	5,811	3.8	△ 694	△ 11.9	10,749	3.5
国内	50,817	52.7	47,529	53.8	3,288	6.9	94,256	53.4
海外	45,653	47.3	40,794	46.2	4,859	11.9	82,157	46.6
情報・通信	96,470	57.9	88,323	57.6	8,147	9.2	176,413	57.3
国内	18,572	36.8	18,487	39.6	85	0.5	36,601	38.5
海外	31,884	63.2	28,177	60.4	3,707	13.2	58,370	61.5
ビジョンケア	50,457	30.2	46,665	30.4	3,792	8.1	94,971	30.8
国内	17,092	97.0	15,470	98.0	1,622	10.5	30,692	97.7
海外	529	3.0	319	2.0	210	65.8	716	2.3
ヘルスケア	17,621	10.6	15,790	10.3	1,831	11.6	31,409	10.2
国内	35,664	52.4	33,958	54.4	1,706	5.0	67,293	53.2
海外	32,414	47.6	28,497	45.6	3,917	13.7	59,086	46.8
アイケア	68,079	40.8	62,455	40.7	5,624	9.0	126,380	41.0
国内	957	77.2	1,633	86.4	△ 676	△ 41.4	3,158	86.0
海外	283	22.8	257	13.6	26	10.1	514	14.0
クリスタル	1,240	0.7	1,891	1.2	△ 651	△ 34.4	3,672	1.2
国内	948	100.0	776	100.0	172	22.2	1,706	100.0
海外	－	－	－	－	－	－	－	－
サービス	948	0.6	776	0.5	172	22.2	1,706	0.5
国内	1,905	87.1	2,410	90.3	△ 505	△ 21.0	4,864	90.4
海外	283	12.9	257	9.7	26	10.1	514	9.6
その他	2,188	1.3	2,668	1.7	△ 480	△ 18.0	5,378	1.7
国内	88,387	53.0	83,898	54.7	4,489	5.4	166,414	54.0
海外	78,350	47.0	69,549	45.3	8,801	12.7	141,758	46.0
合計	166,738	100.0	153,447	100.0	13,291	8.7	308,172	100.0

HOYA

平成 17 年 10 月 20 日

（7）平成 18 年 3 月期 個別中間財務諸表の概要

上場会社名	HOYA株式会社	上場取引所	東京（第1部）
コード番号	7741	本社所在都道府県	東京都
（URL：http://www.hoya.co.jp）			
代表者	代表執行役CEO　鈴木　洋		
問合せ先責任者	CFO　江間　賢二	TEL　(03) 3952－1160	
決算取締役会開催日	平成 17 年 10 月 20 日	中間配当制度の有無	有
中間配当支払開始日	平成 17 年 11 月 21 日	単元株制度採用の有無	有（1単元 100 株）

平成 17 年 9 月中間期の業績（平成17年4月1日～平成17年9月30日）

［注：記載金額は百万円未満を切り捨てて表示しております。］

（1）経営成績

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
17年9月中間期	122，137	（10．8）	16，611	（△12．1）	25，566	（△5．7）
16年9月中間期	110，217	（24．2）	18，887	（30．5）	27，098	（49．4）
17年3月期	224，608		35，131		46，536	

	中間（当期）純利益		1株当たり中間（当期）純利益
	百万円	%	円 銭
17年9月中間期	14，152	（△18．9）	127 02
16年9月中間期	17，439	（65．0）	158 49
17年3月期	24，967		225 55

（注）①期中平均株式数 17 年 9 月中間期 111,415,745 株、16 年 9 月中間期 110,031,635 株、17 年 3 月期 110,690,150 株

②会計処理の方法の変更　無

③売上高、営業利益、経常利益、中間（当期）純利益におけるパーセント表示は、対前年中間期増減率

④株式分割に係る当期純利益に関する1株当たり情報は添付資料に別途注記があります。

（2）配当状況

	1株当たり中間配当金	1株当たり年間配当金
	円 銭	円 銭
17年9月中間期	120 00	－
16年9月中間期	60 00	－
17年3月期	－	150円00銭

（3）財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
17年9月中間期	231，710	163，994	70．8	1，471 48
16年9月中間期	218，005	155，831	71．5	1，400 05
17年3月期	222，313	159，316	71．7	1，430 37

（注）①期末発行済株式数

17 年 9 月中間期 111,448,400 株、16 年 9 月中間期 111,304,384 株、17 年 3 月期 111,381,243 株

②期末自己株式数 17 年 9 月中間期 900,605 株、16 年 9 月中間期 1,044,621 株、17 年 3 月期 967,762 株

③株式分割に係る株主資本に関する1株当たり情報は添付資料に別途注記があります。

※当社は、四半期決算においても本決算と同程度の情報を迅速に開示し、証券アナリストをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、通期の連結業績予想を第3四半期（10 月 1 日より 12 月 31 日まで）の決算発表時（翌年 1 月）に公表する予定であります。

（８）　個別中間財務諸表等

１．中間貸借対照表

（単位：百万円未満切捨）

資産の部								
科目	当中間期 平成17年9月30日現在		前期 平成17年3月31日現在		増減		前中間期 平成16年9月30日現在	
	金額	構成比（％）	金額	構成比（％）	金額	増減率（％）	金額	構成比（％）
流動資産	133,109	57.4	129,520	58.3	3,589	2.8	122,743	56.3
現金預金	32,361		34,424		△ 2,063		27,529	
受取手形	9,042		8,774		268		9,003	
売掛金	57,109		53,040		4,069		50,688	
商品	2,865		2,676		189		2,754	
製品	5,806		5,707		99		5,277	
半製品	2,437		2,454		△ 17		2,830	
原材料	1,616		1,616		0		1,503	
仕掛品	2,814		2,726		88		3,149	
貯蔵品	2,408		2,164		244		2,065	
未収入金	7,321		8,770		△ 1,449		11,333	
関係会社短期貸付金	1,863		2,050		△ 187		2,449	
繰延税金資産	5,144		3,758		1,386		3,917	
その他	3,021		1,984		1,037		877	
貸倒引当金	△ 704		△ 628		△ 76		△ 638	
固定資産	98,600	42.6	92,793	41.7	5,807	6.3	95,262	43.7
有形固定資産	38,765	16.7	39,311	17.7	△ 546	△ 1.4	38,612	17.7
建物	8,714		8,799		△ 85		9,097	
構築物	562		581		△ 19		554	
機械装置	17,253		17,108		145		16,166	
車輌運搬具	28		30		△ 2		31	
工具器具備品	5,601		5,504		97		5,333	
土地	6,220		6,220		0		6,708	
建設仮勘定	385		1,066		△ 681		721	
無形固定資産	3,430	1.5	3,518	1.5	△ 88	△ 2.5	3,210	1.5
投資その他の資産	56,404	24.4	49,964	22.5	6,440	12.9	53,439	24.5
投資有価証券	778		771		7		419	
関係会社株式	46,695		40,297		6,398		47,641	
関係会社長期貸付金	5,526		4,940		586		1,536	
長期前払費用	658		791		△ 133		745	
繰延税金資産	2,369		2,766		△ 397		2,434	
その他	522		537		△ 15		870	
貸倒引当金	△ 149		△ 141		△ 8		△ 207	
資産合計	231,710	100.0	222,313	100.0	9,397	4.2	218,005	100.0

（単位：百万円未満切捨）

負債及び資本の部								
科目	当中間期 平成17年9月30日現在		前期 平成17年3月31日現在		増減		前中間期 平成16年9月30日現在	
	金額	構成比（%）	金額	構成比（%）	増減額	増減率（%）	金額	構成比（%）
流動負債	66,971	28.9	62,454	28.1	4,517	7.2	61,676	28.3
支払手形	544		773		△ 229		1,011	
買掛金	24,007		18,151		5,856		21,262	
未払金	3,137		3,130		7		5,720	
未払外注加工費	7,394		7,979		△ 585		7,330	
未払法人税等	7,853		6,748		1,105		7,604	
未払費用	10,849		7,094		3,755		5,944	
預り金	4,297		7,177		△ 2,880		10,113	
賞与引当金	2,796		2,860		△ 64		2,484	
設備支払手形	14		24		△ 10		24	
設備未払金	5,771		8,267		△ 2,496		－	
その他	303		246		57		178	
固定負債	744	0.3	542	0.2	202	37.3	497	0.2
特別修繕引当金	743		540		203		495	
その他	1		1		0		2	
負債合計	67,716	29.2	62,996	28.3	4,720	7.5	62,173	28.5
資本金	6,264	2.7	6,264	2.8	－	－	6,264	2.9
資本剰余金	15,898	6.9	15,898	7.2	－	－	15,898	7.3
資本準備金	15,898		15,898		－		15,898	
利益剰余金	149,100	64.3	144,994	65.2	4,106	2.8	142,143	65.2
利益準備金	1,566		1,566		0		1,566	
特別償却準備金	392		426		△ 34		426	
固定資産圧縮積立金	640		689		△ 49		689	
別途積立金	123,341		115,241		8,100		115,241	
中間（当期）未処分利益	23,159		27,071		△ 3,912		24,220	
その他有価証券評価差額金	70	0.0	37	0.0	33	－	23	0.0
自己株式	△ 7,340	△ 3.1	△ 7,878	△ 3.5	538	△ 6.8	△ 8,498	△ 3.9
資本合計	163,994	70.8	159,316	71.7	4,678	2.9	155,831	71.5
負債及び資本合計	231,710	100.0	222,313	100.0	9,397	4.2	218,005	100.0

（注）

	当中間期	前期	前中間期
1．自己株式の残高	7,340 百万円	7,878 百万円	8,498 百万円
及びその数	900,605 株	967,762 株	1,044,621 株
2．減価償却累計額	103,578 百万円	101,738 百万円	98,062 百万円

2．中間損益計算書

（単位：百万円未満切捨）

科目	当中間期 自 平成17年4月 1日 至 平成17年9月30日		前中間期 自 平成16年4月 1日 至 平成16年9月30日		増減		前期 自 平成16年4月1日 至 平成17年3月31日	
	金額	百分比 %	金額	百分比 %	増減額	増減率 %	金額	百分比 %
売上高	122,137	100.0	110,217	100.0	11,920	10.8	224,608	100.0
売上原価	87,410	71.6	75,407	68.4	12,003	15.9	155,790	69.4
売上総利益	34,727	28.4	34,810	31.6	△ 83	△ 0.2	68,818	30.6
販売費及び一般管理費	18,115	14.8	15,922	14.4	2,193	13.8	33,686	15.0
営業利益	16,611	13.6	18,887	17.1	△ 2,276	△ 12.1	35,131	15.6
営業外収益	9,026	7.4	8,295	7.5	731	8.8	11,899	5.3
受取利息	146		39		107		87	
受取配当金	4,539		5,136		△ 597		5,292	
受取手数料	3,180		2,324		856		5,668	
雑収益	1,160		795		365		849	
営業外費用	71	0.1	85	0.1	△ 14	△ 16.5	493	0.2
支払利息	6		43		△ 37		66	
操業休止関連費用	−		−		−		249	
雑損失	65		42		23		177	
経常利益	25,566	20.9	27,098	24.6	△ 1,532	△ 5.7	46,536	20.7
特別利益	1,214	1.0	38	0.0	1,176	3094.7	148	0.1
固定資産売却益	25		38		△ 13		114	
その他特別利益	1,188		0		1,188		34	
特別損失	5,232	4.3	1,550	1.4	3,682	237.5	8,456	3.8
環境整備費	3,538		1,101		2,437		1,980	
退職加算金	1,024		19		1,005		66	
減損損失	127		57		70		541	
固定資産処分損	114		252		△ 138		779	
関係会社株式売却損	−		106		△ 106		3,721	
工場閉鎖損失	−		−		−		1,263	
その他特別損失	427		13		414		103	
税引前中間（当期）純利益	21,548	17.6	25,586	23.2	△ 4,038	△ 15.8	38,229	17.0
法人税、住民税及び事業税	8,397	6.9	7,184	6.5	1,213	16.9	12,354	5.5
法人税等調整額	△ 1,002	△ 0.8	962	0.9	△ 1,964	−	907	0.4
中間（当期）純利益	14,152	11.5	17,439	15.8	△ 3,287	△ 18.9	24,967	11.1
前期繰越利益	9,029		37,501		△ 28,472		37,501	
会社分割に伴う未処分利益引継額	−		−		−		2,032	
自己株式消却	−		30,702		△ 30,702		30,702	
自己株式処分差損	22		18		4		49	
中間配当額	−		−		−		6,678	
中間（当期）未処分利益	23,159		24,220		△ 1,061		27,071	
1株当たり中間（当期）純利益	127.02 円		158.49 円		△ 31.47 円		225.55 円	

３．中間財務諸表作成のための基本となる重要な事項

１．有価証券の評価基準及び評価方法
（1）子会社及び関連会社株式……………移動平均法による原価法
（2）その他有価証券
時価のあるもの………………………中間会計期間末日の市場価格等に基づく時価法（評価差額は、全部資本直入法により処理し、売却原価は、移動平均法により算定）
時価のないもの………………………移動平均法による原価法

２．たな卸資産の評価基準及び評価方法
（1）商品・製品・半製品・仕掛品………総平均法による原価法
（2）原材料…………………………………総平均法による原価法
（3）貯蔵品…………………………………総平均法による原価法及び最終仕入原価法による原価法

３．固定資産の減価償却の方法
（1）有形固定資産　……………………平成10年4月1日以降に取得した建物（建物附属設備を除く）については定額法、それ以外の有形固定資産については定率法。
なお、主な耐用年数は、建物10～50年、機械装置5～10年であります。

（2）無形固定資産　……………………定額法
なお、ｿﾌﾄｳｪｱの社内における利用可能期間は5年であります。

４．引当金の計上基準
（1）貸倒引当金
債権の貸倒れによる損失にそなえるため、一般債権については貸倒実績率法により、貸倒懸念債権及び破産更生債権等については財務内容評価法により計上しております。
（2）賞与引当金
従業員に対する賞与の支給にあてるため、支給見込額を計上しております。
（3）特別修繕引当金
連続熔解炉の一定期間毎に行う大修繕の支出にそなえるため、前回の大修繕における支出額を基礎とした見積額によって計上しております。

５．外貨建の資産又は負債の本邦通貨への換算基準
外貨建金銭債権債務は、中間会計期間末日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

６．リース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

７．その他中間財務諸表作成のための基本となる事項
（1）消費税及び地方消費税の会計処理方法
税抜方式を採用しております。
（2）中間決算における租税特別措置法上の準備金等の取扱い
中間決算における税額計算にあたっては、租税特別措置法上の準備金等の税務上の調整額を反映させております。

[税効果会計に係る注記]

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円未満切捨）

	当中間期 平成17年 9月30日現在	前　期 平成17年 3月31日現在	前中間期 平成16年 9月30日現在
(1) 流動の部			
繰延税金資産			
環境整備費否認額	1,753	323	―
賞与引当金否認額	1,129	1,155	1,003
未払事業税否認額	674	588	585
たな卸資産評価損否認額	391	421	227
減損損失否認額	181	181	―
減価償却損金算入限度超過額	―	251	871
その他	1,013	838	1,228
繰延税金資産　合計	5,144	3,758	3,917
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	1,890	1,801	1,870
減損損失否認額	748	861	847
貸倒引当金損金算入限度超過額	54	56	70
工場閉鎖損失	―	510	―
その他	417	320	356
繰延税金資産　合計	3,110	3,549	3,143
繰延税金負債			
固定資産圧縮積立金	△ 423	△ 434	△ 431
特別償却準備金	△ 277	△ 313	△ 278
その他有価証券評価差額金	△ 40	△ 35	―
繰延税金負債　合計	△ 740	△ 783	△ 709
繰延税金資産の純額	2,369	2,766	2,434

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当中間期 自平成17年4月1日 至平成17年9月30日	前中間期 自平成16年4月1日 至平成16年9月30日	前　期 自平成16年4月1日 至平成17年3月31日
法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
交際費等永久に損金に算入されない項目	0.6	0.2	0.7
住民税均等割	0.2	0.1	0.2
受取配当金等永久に益金に算入されない項目	△ 8.1	△ 8.1	△ 5.6
試験研究費等の特別税額控除	△ 1.1	△ 1.1	△ 1.7
その他	2.3	0.3	0.7
税効果会計適用後の法人税等の負担率	34.3 %	31.8 %	34.7 %

［退職給付に係る注記］

（単位：百万円未満切捨）

1．当社の採用する退職給付制度

従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、結了手続きを進めておりましたが、前中間期の平成16年5月26日に厚生労働大臣より清算結了の承認を得ました。

2．退職給付債務等の内容

(1) 退職給付債務及びその内訳

該当事項はありません。

(2) 退職給付費用の内訳

	当中間期 自 平成17年4月1日 至 平成17年9月30日	前中間期 自 平成16年4月1日 至 平成16年9月30日	前　期 自平成16年4月1日 至平成17年3月31日
退職加算金	1,024	19	66
退職給付費用	1,024	19	66

(3) 退職給付債務等の計算基礎

該当事項はありません。

［固定資産の減損に係る注記］

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

(1) クリスタル部門における武蔵工場等

場　所	用　途	種　類
埼玉県入間市	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当中間期 自平成17年4月1日 至平成17年9月30日	前中間期 自平成16年4月1日 至平成16年9月30日	前　期 自平成16年4月1日 至平成17年3月31日
機械装置他	127	57	92
計	127	57	92

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

(2) ホトニクス部門における前橋工場

場　所	用　途	種　類
群馬県前橋市	賃貸	土地

当社の関係会社であるHOYA CANDEO OPTRONICS㈱の前橋工場の土地は当社が所有しており、同社に賃貸しておりましたが、他事業所への統合により前期に閉鎖されたため、同工場に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当中間期 自平成17年4月1日 至平成17年9月30日	前中間期 自平成16年4月1日 至平成16年9月30日	前　期 自平成16年4月1日 至平成17年3月31日
土地	−	−	449
計	−	−	449

なお、当資産グループの回収可能価額は、路線価により測定しております。

［後発事象：株式の分割に係る注記］

当社は、平成17年7月20日開催の取締役会決議に基づき、次のとおり株式分割による新株式を発行する予定であります。

1．分割により増加する株式数

普通株式　　337,047,015株

2．分割の方法

平成17年11月15日をもって、平成17年9月30日最終の株主名簿および実質株主名簿に記載された株主の所有株式数を、普通株式1株につき4株の割合をもって分割します。

3．配当起算日

平成17年10月1日

なお、当該株式分割が当期首に行なわれたと仮定した場合の当中間期における1株当たり情報および前期首に行なわれたと仮定した場合の前中間期及び前期における1株当たり情報は、それぞれ以下のとおりであります。

	当中間期 自平成17年4月1日 自平成17年9月30日	前中間期 自平成16年4月1日 自平成16年9月30日	前　　期 自平成16年4月1日 自平成17年3月31日
1株当たり株主資本	367円 87銭	350円 01銭	357円 59銭
1株当たり中間（当期）純利益	31円 75銭	39円 62銭	56円 38銭
潜在株式調整後1株当たり中間（当期）純利益	31円 65銭	39円 52銭	56円 26銭

４．中間部門別売上高明細表

（単位：百万円未満切捨）

部門別 ＼ 期別	当中間期 自 平成17年4月 1日 至 平成17年9月30日		前中間期 自 平成16年4月 1日 至 平成16年9月30日		増　減		前　期 自 平成16年4月 1日 至 平成17年3月31日	
	金　額	構成比％	金　額	構成比％	増減額	増減率％	金　額	構成比％
国　内	48,165	53.4	43,797	52.6	4,368	10.0	87,187	52.3
輸　出	42,024	46.6	39,432	47.4	2,592	6.6	79,430	47.7
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	90,190	73.9	83,229	75.5	6,961	8.4	166,617	74.2
国　内	18,569	71.6	18,496	73.5	73	0.4	36,612	73.3
輸　出	7,366	28.4	6,666	26.5	700	10.5	13,350	26.7
ビジョンケア	25,935	21.2	25,162	22.8	773	3.1	49,963	22.2
国　内	4,636	96.4	－	－	4,636	－	4,271	95.2
輸　出	171	3.6	－	－	171	－	215	4.8
ヘルスケア	4,808	3.9	－	－	4,808	－	4,487	2.0
国　内	960	79.9	1,635	89.6	△ 675	△ 41.3	3,169	89.5
輸　出	242	20.1	190	10.4	52	27.4	370	10.5
クリスタル	1,202	1.0	1,825	1.7	△ 623	△ 34.1	3,540	1.6
国　内	72,332	59.2	63,928	58.0	8,404	13.1	131,241	58.4
輸　出	49,805	40.8	46,288	42.0	3,517	7.6	93,367	41.6
合　計	122,137	100.0	110,217	100.0	11,920	10.8	224,608	100.0

（注）

平成16年10月1日付で連結子会社のHOYAﾍﾙｽｹｱ株式会社から、IOL（眼内ﾚﾝｽﾞ）の製造・販売、およびｺﾝﾀｸﾄﾚﾝｽﾞの製造業務を譲り受けました（HOYAﾍﾙｽｹｱ株式会社はｺﾝﾀｸﾄﾚﾝｽﾞの販売に特化）。このため、前期第3四半期からﾍﾙｽｹｱ部門の売上高の一部がHOYA株式会社単独（個別）の実績として上記の表に加わりましたが、前期の当部門の売上高につきましては、平成16年10月から平成17年3月までの6ケ月分のみとなります。

Exhibit B.2

File No:82-34801

HOYA

平成17年10月20日

平成18年3月期

第2四半期連結決算概況

自　平成１７年7月　1日

至　平成１７年9月30日

目　次：

HOYA株式会社

HOYA

平成18年3月期 第2四半期財務・業績の概況（連結）

平成17年10月20日

上場会社名　HOYA株式会社　（コード番号：7741 東証第1部）
（URL：http://www.hoya.co.jp）
代表者　代表執行役CEO　鈴木　洋
問合せ先責任者　CFO　江間　賢二　TEL　(03) 3952−1160

1．四半期財務情報の作成等に係る事項
① 会計処理の方法における簡便な方法の採用の有無　：　無
② 最近連結会計年度からの会計処理の方法の変更の有無　：　無
③ 連結及び持分法の適用範囲の異動の有無　：　有
前年同期（前第2四半期）比：連結（新規）4社、（除外）−社、持分法（新規）−社、（除外）−社

2．平成18年3月期第2四半期の業績概況（平成17年7月1日～平成17年9月30日）

［注：記載金額は百万円未満を切り捨てて表示しております。］

(1)経営成績（連結）の進捗状況

	売上高	営業利益	経常利益
18年3月期第2四半期	84,961 (8.2)	24,740 (7.3)	26,974 (10.5)
17年3月期第2四半期	78,486 (15.8)	23,047 (40.5)	24,404 (56.1)
（参考）17年3月期	308,172	84,920	89,525

	四半期（当期）純利益	1株当たり四半期（当期）純利益	潜在株式調整後1株当たり四半期（当期）純利益
18年3月期第2四半期	18,596 (11.5)	166円88銭	166円28銭
17年3月期第2四半期	16,671 (82.6)	149円78銭	149円42銭
（参考）17年3月期	64,135	578円84銭	577円52銭

（注）①売上高、営業利益等における（ ）内は、対前年同四半期比増減率（％）。
②株式分割に係る当期純利益に関する1株当たり情報は添付資料に別途注記があります。

(2)財政状態（連結）の変動状況

	総資産	株主資本	株主資本比率	1株当たり株主資本
18年3月期第2四半期	391,768	305,191	77.9%	2,738円40銭
17年3月期第2四半期	319,944	250,696	78.4%	2,252円35銭
（参考）17年3月期	351,482	277,889	79.1%	2,494円37銭

（注）株式分割に係る株主資本に関する1株当たり情報は添付資料に別途注記があります。

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
18年3月期第2四半期	29,802	△7,892	88	131,304
17年3月期第2四半期	25,522	△9,863	45	94,660
（参考）17年3月期	76,000	△35,524	△11,692	112,874

※当社は、四半期決算においても本決算と同程度の情報を迅速に開示し、証券アナリストをはじめとした市場参加者の方々に適切な業績予想を行っていただけるように配慮しておりますが、参考として、通期の連結業績予想を第3四半期（10月1日より12月31日まで）の決算発表時（翌年1月）に公表の予定であります。

（1）経営成績、財政状態及びキャッシュ・フローの状況

1．当第2四半期の経営成績

①全般の状況

・売上高	：	849億6千1百万円	（前年同期比、	8.2％増）
・営業利益	：	247億4千万円	（　同、	7.3％増）
・経常利益	：	269億7千4百万円	（　同、	10.5％増）
・四半期純利益	：	185億9千6百万円	（　同、	11.5％増）
・1株当たり四半期純利益	：	166.88円	（　同、	17.10円増）

・当四半期は、デジタル家電関連製品の在庫調整が進み、年末商戦へ向けて企業の生産・投資の計画も活発で、個人消費にも明るさが出てまいりました。政府は8月の報告で「景気は企業部門と家計部門がともに改善し緩やかに回復している」との基調判断を出し、国内株式市場も好況を呈してまいりました。

・為替の状況は、当四半期の平均為替レートは、前年同期と比べてUSドルは1.2%、ユーロは1.0%、タイ・バーツは1.5%のいずれも円安となりました。

・そうしたなか当社グループでは、エレクトロオプティクス部門では、全般に顧客の積極的な生産能力の増強と新製品の開発は盛んで、高精度製品の需要が継続しました。ビジョンケア部門では、メガネレンズの国内市場、海外市場ともに堅調な伸びを示しました。ヘルスケア部門では高機能製品が好調に推移しました。その結果、当四半期の連結売上高は849億6千1百万円と、前年同期に比べて8.2%の増収となり、四半期ベースの過去最高を更新しました。

売上高（単位：百万円）と平均為替レート(円/USドル・ユーロ)の四半期別推移


90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
123.77 120.22 122.68 128.44 136.94 131.11 130.22 132.33 132.47 134.87 137.95 137.62 135.25 136.23
118.58 118.24 121.83 119.00 119.25 116.20 108.46 107.13 109.62 111.02 104.52 105.25 108.86 112.35
61,242 61,771 61,627 61,653 63,913 67,786 68,688 71,057 74,961 78,486 77,786 76,938 81,777 84,961
H15/1Q H15/2Q H15/3Q H15/4Q H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q
売上高
平均為替レート（USドル）
平均為替レート（ユーロ）

（注）四半期推移のグラフの横軸の項目の表記は、決算期と四半期別を表しております。
例：「H18/2Q」は、平成18年3月期の第2四半期（当第2四半期：平成17年7月1日～同9月30日）を、同様に「H17/2Q」は、平成17年3月期の第2四半期（前第2四半期：平成16年7月1日～同9月30日）を意味します。

部門別売上高構成比の四半期別推移


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
H15/1Q H15/2Q H15/3Q H15/4Q H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q
エレクトロオプティクス ホトニクス ビジョンケア ヘルスケア クリスタル サービス

・当四半期は、エレクトロオプティクス部門で高精度製品の受注が根強く、主力の工場はフル生産を続け、アイケア分野でも高付加価値製品の販売拡大によりともに増益となりました。グループ全体で前年同期に比べ、営業利益は7.3%、経常利益は10.5%、四半期純利益は11.5%のそれぞれ増益となりました。1株当たり四半期純利益は166円88銭と前年同期に比べ17円10銭増加しました。

利益状況の四半期別推移（単位：百万円）


30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
H15/1Q H15/2Q H15/3Q H15/4Q H16/1Q H16/2Q H16/3Q H16/4Q H17/1Q H17/2Q H17/3Q H17/4Q H18/1Q H18/2Q
12,598 10,848 6,868
13,951 14,179 7,977
13,433 12,435 △2,125
13,000 13,412 7,317
14,536 14,757 9,795
16,400 15,638 9,129
17,679 17,091 10,419
19,551 19,068 10,205
21,081 22,366 16,222
23,047 24,404 16,671
21,652 22,314 16,123
19,138 20,440 15,118
25,055 27,465 20,389
24,740 26,974 18,596
営業利益 経常利益 四半期純利益

※ 平成15年3月期第3四半期における四半期純利益の大幅な減少は、当社厚生年金基金の解散に向けた補填額14,949百万円を特別損失に計上したためのものです。

②部門別の状況

（1）情報・通信分野	売上高	：	492 億 9千7百万円	（前年同期比、 8.7 ％増）
○エレクトロオプティクス	売上高	：	467 億 8千4百万円	（前年同期比、10.3 ％増）
○ホトニクス	売上高	：	25 億 1千2百万円	（前年同期比、14.1 ％減）

情報・通信分野の売上高の四半期別推移（単位：百万円）


60,000
50,000
40,000
30,000
20,000
10,000
0
H15/1Q
H15/2Q
H15/3Q
H15/4Q
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
エレクトロオプティクス
ホトニクス

エレクトロオプティクス

- 半導体製造用のマスクブランクスは、位相シフトマスク用ブランクス等、高精度品の受注が増加し、前年同期に比べ売上は増加しました。

- 半導体製造用のフォトマスクは、65nm（ナノメートル）クラス等の最先端品の好調な受注、および海外向け売上の増加により売上は前年同期に比べて増加しました。液晶用大型マスクは、液晶パネルメーカー各社が量産に特化した時期で新製品開発が少なかったことや、新規ラインの立ち上げ需要が少なかったこと等によりマスク需要が減少し、前年同期に比べて売上は減少しました。

- ＨＤＤ（ハードディスク装置）用ガラスディスクは、これまで急成長をしてきた携帯音楽プレイヤー向けの小径サイズが、他の記録媒体の採用で需要が減少しましたが、ノートパソコンの販売が拡大を続けたため、2.5インチサイズは好調に推移し、前年同期に比べて売上は増加しました。

- 光学レンズは、デジタルカメラ等の市場は徐々に回復してまいりましたものの、大きな伸びは見られませんでした。当社ではカメラ付き携帯電話向け等、新しい用途向けの出荷を開始し、また製品の高付加価値化戦略を推し進め、全体として売上は前年同期に比べて増加しました。

ホトニクス

- 産業用のレーザー関連機器は、前年同期は台湾・韓国を中心としたＬＣＤの新規製造ラインの投資のピークであったため、当四半期は全般に減速し、売上は減少しました。

（２）アイケア分野　売上高　：　346 億 8千6百万円　（前年同期比、 8.8 ％増）

○ビジョンケア　売上高　：　256 億 7百万円　（前年同期比、 7.6 ％増）

○ヘルスケア　売上高　：　90 億 7千9百万円　（前年同期比、 12.3 ％増）

アイケア分野の売上高の四半期別推移（単位：百万円）


40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
H15/1Q
H15/2Q
H15/3Q
H15/4Q
H16/1Q
H16/2Q
H16/3Q
H16/4Q
H17/1Q
H17/2Q
H17/3Q
H17/4Q
H18/1Q
H18/2Q
ビジョンケア
ヘルスケア

ビジョンケア

・メガネレンズの国内市場は、緩やかな回復傾向が継続しており、当社では、低価格帯では依然厳しい価格競争があるものの、新製品の市場投入と累進レンズを中心とした製品の高付加価値化により高価格帯で成長し、全体の売上は前年同期に比べ増加しました。

・メガネレンズの海外市場では、アジア・大洋州、欧州、北米のすべての地域で新製品の市場投入と高屈折レンズ等の製品の高付加価値化を進めて堅調に推移し、海外市場合計の売上は前年同期に比べて増加しました。特に欧州では最大市場のドイツの市況回復が顕著で、欧州市場全体の底上げにつながりました。

・その結果、部門全体で前年同期に比べて売上は増加しました。

ヘルスケア

・コンタクトレンズは、市場で安売り店が価格競争を続ける中、当社では、継続的な新規出店と、専門知識を活かした接客サービスの向上により集客の強化をはかり、さらに遠近両用レンズ等の高付加価値商品の販売拡大により、前年同期に比べて売上は増加しました。

・眼内レンズ（ＩＯＬ）は、軟性（ソフト）ＩＯＬが国内外で好調に推移し、特に新製品のイエローレンズが好評で、前年同期に比べて売上が増加しました。

（3）その他	売上高	：	9 億 7千8百万円	（前年同期比	21.8 %減）
○クリスタル	売上高	：	4 億 8千万円	（前年同期比	43.1 %減）
○サービス	売上高	：	4 億 9千8百万円	（前年同期比	22.4 %増）

・クリスタルは、事業の再構築のために規模を縮小したことに加え、市場では法人需要が依然として低迷しているため、売上は前年同期に比べて減少しました。

2．当第2四半期の財政状態

・総資産	：	3,917 億 6千8百万円	（当第1四半期末比、 11.1 %増）
・株主資本	：	3,051 億 9千1百万円	（ 同、 6.4 %増）
・株主資本比率	：	77.9 %	（ 同、 3.4 ポイント減）

・当四半期末では、当第1四半期末に比べて、現金及び預金が24,306百万円増加したため、流動資産は29,433百万円増加しました。一方、固定資産は9,505百万円増加しましたので、総資産は39,180百万円の増加となりました。負債合計は20,773百万円増加しました。株主資本は、利益剰余金が18,582百万円増加したことにより、18,364百万円増加しました。

3．当第2四半期のキャッシュ・フローの状況

・営業活動によるｷｬｯｼｭ･ﾌﾛｰ	：	298 億 2百万円
・投資活動によるｷｬｯｼｭ･ﾌﾛｰ	：	△ 78 億 9千2百万円
・財務活動によるｷｬｯｼｭ･ﾌﾛｰ	：	8千8百万円
・現金及び現金同等物期末残高	：	1,313 億 4百万円

・当四半期の営業キャッシュ・フローは、税金等調整前当四半期純利益23,494百万円と減価償却費5,928百万円を主体とし、29,802百万円となりました。投資活動によるキャッシュフローは次期製品対応投資を主体に7,892百万円となり、フリー・キャッシュ・フローは21,910百万円となりました。現金及び現金同等物の期末残高は、当第1四半期末に比べて24,305百万円増加しました。

（２）四半期連結財務諸表等

１．四半期連結貸借対照表

（単位：百万円未満切捨）

	科目	当第２四半期 平成17年9月30日現在		当第１四半期 平成17年6月30日現在		増減		前第２四半期 平成16年9月30日現在	
		金額	構成比(%)	金額	構成比(%)	金額	増減率(%)	金額	構成比(%)
資産の部	流動資産	258,963	66.1	229,561	65.1	29,402	12.8	213,797	66.8
	現金及び預金	131,304		106,998		24,306		94,660	
	受取手形及び売掛金	77,485		75,384		2,101		73,042	
	たな卸資産	38,670		37,507		1,163		35,307	
	繰延税金資産	7,961		5,407		2,554		6,649	
	その他	4,981		5,601		△ 620		5,591	
	貸倒引当金	△ 1,440		△ 1,337		△ 103		△ 1,453	
	固定資産	132,210	33.7	122,674	34.8	9,536	7.8	105,907	33.1
	有形固定資産	106,630	27.2	99,142	28.1	7,488	7.6	85,515	26.7
	建物及び構築物	26,321		24,714		1,607		24,172	
	機械装置及び運搬具	50,528		46,677		3,851		36,848	
	土地	8,874		8,892		△ 18		9,333	
	その他	20,905		18,857		2,048		15,161	
	無形固定資産	5,701	1.5	5,366	1.5	335	6.2	4,888	1.5
	投資その他の資産	19,879	5.1	18,165	5.2	1,714	9.4	15,503	4.9
	投資有価証券	12,438		11,546		892		8,183	
	繰延税金資産	2,808		2,468		340		2,859	
	その他	4,941		4,458		483		4,901	
	貸倒引当金	△ 309		△ 307		△ 2		△ 441	
	繰延資産	594	0.2	352	0.1	242	68.8	239	0.1
	資産合計	391,768	100.0	352,588	100.0	39,180	11.1	319,944	100.0
負債、少数株主持分及び資本の部	流動負債	83,499	21.3	62,829	17.8	20,670	32.9	66,381	20.7
	支払手形及び買掛金	27,580		26,621		959		27,415	
	短期借入金	－		199		△ 199		150	
	未払法人税等	11,937		4,929		7,008		11,885	
	賞与引当金	4,072		2,070		2,002		3,835	
	その他	39,908		29,008		10,900		23,094	
	固定負債	2,176	0.6	2,073	0.6	103	5.0	2,039	0.6
	特別修繕引当金	748		684		64		－	
	その他	1,427		1,389		38		2,039	
	負債合計	85,676	21.9	64,903	18.4	20,773	32.0	68,420	21.3
	少数株主持分	901	0.2	857	0.3	44	5.1	827	0.3
	資本金	6,264	1.6	6,264	1.8	－	－	6,264	2.0
	資本剰余金	15,898	4.1	15,898	4.5	－	－	15,898	5.0
	利益剰余金	297,127	75.8	278,545	79.0	18,582	6.7	243,722	76.2
	その他有価証券評価差額金	71	0.0	63	0.0	8	12.7	23	0.0
	為替換算調整勘定	△ 6,830	△ 1.7	△ 6,293	△ 1.8	△ 537	8.5	△ 6,714	△ 2.1
	自己株式	△ 7,340	△ 1.9	△ 7,651	△ 2.2	311	△ 4.1	△ 8,498	△ 2.7
	資本合計	305,191	77.9	286,827	81.3	18,364	6.4	250,696	78.4
	負債、少数株主持分及び資本合計	391,768	100.0	352,588	100.0	39,180	11.1	319,944	100.0

（注）

	当第２四半期	当第１四半期	前第２四半期
１．有形固定資産の減価償却累計額	175,390 百万円	169,660 百万円	159,519 百万円
２．保証債務	1,640 百万円	1,501 百万円	1,089 百万円
３．自己株式数	900,605 株	939,449 株	1,044,621 株

2．四半期連結損益計算書

（単位：百万円未満切捨）

科目	当第２四半期 自 平成17年7月1日 至 平成17年9月30日		前第２四半期 自 平成16年7月1日 至 平成16年9月30日		増減		当第１四半期 自 平成17年4月1日 至 平成17年6月30日	
	金額	百分比(%)	金額	百分比(%)	増減額	増減率(%)	金額	百分比(%)
売上高	84,961	100.0	78,486	100.0	6,475	8.2	81,777	100.0
売上原価	44,291	52.1	39,772	50.7	4,519	11.4	40,072	49.0
売上総利益	40,669	47.9	38,713	49.3	1,956	5.1	41,705	51.0
販売費及び一般管理費	15,930	18.7	15,666	19.9	264	1.7	16,649	20.4
営業利益	24,740	29.1	23,047	29.4	1,693	7.3	25,055	30.6
営業外収益	2,757	3.2	1,723	2.2	1,034	60.0	2,822	3.5
受取利息	557		212		345		417	
為替差益	1,191		114		1,077		575	
持分法による投資利益	645		1,118		△ 473		1,131	
その他	364		276		88		698	
営業外費用	523	0.6	365	0.5	158	43.3	411	0.5
支払利息	4		28		△ 24		66	
売上割引	172		144		28		163	
その他	348		192		156		181	
経常利益	26,974	31.7	24,404	31.1	2,570	10.5	27,465	33.6
特別利益	1,415	1.7	161	0.2	1,254	778.9	69	0.1
固定資産売却益	24		49		△ 25		18	
その他	1,391		112		1,279		50	
特別損失	4,894	5.8	2,283	2.9	2,611	114.4	584	0.7
環境整備費	3,538		1,101		2,437		−	
退職加算金	851		684		167		292	
固定資産処分損	203		279		△ 76		13	
減損損失	124		26		98		3	
その他	178		192		△ 14		274	
税金等調整前四半期純利益	23,494	27.7	22,282	28.4	1,212	5.4	26,951	33.0
法人税、住民税及び事業税	7,713	9.1	6,866	8.7	847	12.3	4,802	5.9
法人税等調整額	△ 2,850	△ 3.4	△ 1,302	△ 1.7	△ 1,548	118.9	1,728	2.1
少数株主利益	37	0.0	47	0.1	△ 10	△ 21.3	31	0.0
四半期純利益	18,596	21.9	16,671	21.3	1,925	11.5	20,389	24.9
1株当たり四半期純利益	166.88 円		149.78 円		17.10 円		183.02 円	

（注）

1．在外連結子会社の経営成績の換算に関する事項

(1)当第２四半期の売上高・損益を、前第２四半期為替レートで換算した場合の金額とその差額

科目	当第２四半期ﾚｰﾄ換算	前第２四半期ﾚｰﾄ換算	差額
売上高	84,961 百万円	84,546 百万円	415 百万円
営業利益	24,740 百万円	24,516 百万円	224 百万円
経常利益	26,974 百万円	26,706 百万円	268 百万円
中間純利益	18,596 百万円	18,351 百万円	245 百万円

(2)主要通貨の当四半期換算レートと前年同期比変動率

主要通貨		当第2四半期為替ﾚｰﾄ	前第2四半期為替ﾚｰﾄ	変動率	当第1四半期為替ﾚｰﾄ
ＵＳドル	ＵＳ＄	112.35 円	111.02 円	-1.2% （円安）	108.36 円
ユーロ	ＥＵＲＯ	136.23 円	134.87 円	-1.0% （円安）	135.25 円
タイ・バーツ	ＢＡＨＴ	2.71 円	2.67 円	-1.5% （円安）	2.68 円

円換算基準：毎月末の東京外国為替市場の相場仲値単純平均

2．重要な後発事象

平成17年11月15日に効力が発生する株式分割に係る注記を別記しております（19ページ参照）。

３．四半期連結剰余金計算書

（単位：百万円未満切捨）

	科目	当第２四半期 自平成17年7月1日 至平成17年9月30日	前第２四半期 自平成16年7月1日 至平成16年9月30日	増減	当第１四半期 自平成17年4月1日 至平成17年6月30日
資本剰余金の部	Ⅰ．資本剰余金期首残高	15,898	15,898	－	15,898
	Ⅱ．資本剰余金増加高	－	－	－	－
	Ⅲ．資本剰余金減少高	－	－	－	－
	Ⅳ．資本剰余金期末残高	15,898	15,898	－	15,898
利益剰余金の部	Ⅰ．利益剰余金期首残高	278,545	227,060	51,485	268,255
	Ⅱ．利益剰余金増加高	18,596	16,671	1,925	20,389
	四半期純利益	18,596	16,671	1,925	20,389
	Ⅲ．利益剰余金減少高	14	9	5	10,098
	1．配当金	－	－	－	10,024
	2．取締役賞与金	－	－	－	65
	3．自己株式消却額	－	－	－	－
	4．自己株式処分差損	14	9	5	8
	Ⅳ．利益剰余金期末残高	297,127	243,722	53,405	278,545

4．四半期連結キャッシュ・フロー計算書

（単位：百万円未満切捨）

項目 ＼ 期別	当第２四半期 自平成17年7月1日 至平成17年9月30日 金額	前第２四半期 自平成16年7月1日 至平成16年9月30日 金額	増減 金額	当第１四半期 自平成17年4月1日 至平成17年6月30日 金額
Ⅰ 営業活動によるキャッシュ・フロー				
税金等調整前四半期純利益	23,494	22,282	1,212	26,951
減価償却費	5,928	5,225	703	5,398
減損損失	124	26	98	3
貸倒引当金の増加額又は減少額（△）	90	△ 42	132	119
賞与引当金の増加額又は減少額（△）	1,997	1,851	146	△ 1,844
特別修繕引当金の増加額又は減少額（△）	64	△ 95	159	141
受取利息及び受取配当金	△ 558	△ 214	△ 344	△ 420
支払利息	3	28	△ 25	66
為替差益	△ 153	△ 100	△ 53	△ 194
持分法による投資利益	△ 645	△ 1,118	473	△ 1,131
固定資産売却益	△ 23	△ 49	26	△ 18
固定資産処分損	202	279	△ 77	13
取締役賞与の支払額	－	－	－	△ 65
その他	△ 2,183	6	△ 2,189	285
売上債権の増加額	△ 1,844	△ 2,609	765	△ 1,894
たな卸資産の増加額	△ 612	△ 624	12	△ 1,562
その他流動資産の減少額又は増加額（△）	△ 458	729	△ 1,187	△ 222
仕入債務の増加額	1,461	30	1,431	2,266
未払消費税等の増加額又は減少額（△）	713	△ 83	796	437
その他流動負債の増加額又は減少額（△）	2,386	416	1,970	△ 1,030
小計	29,986	25,938	4,048	27,299
利息及び配当金の受取額	619	217	402	400
利息の支払額	△ 2	△ 42	40	△ 56
法人税等の支払額	△ 801	△ 590	△ 211	△ 9,883
営業活動によるキャッシュ・フロー	29,802	25,522	4,280	17,758
Ⅱ 投資活動によるキャッシュ・フロー				
有形固定資産の取得による支出	△ 8,335	△ 9,336	1,001	△ 12,302
有形固定資産の売却による収入	144	6	138	11
投資有価証券の取得による支出	－	△ 10	10	－
貸付による支出	－	△ 64	64	△ 1
貸付金の回収による収入	11	14	△ 3	48
その他投資に関する支出	△ 925	△ 516	△ 409	△ 291
その他投資に関する収入	1,212	44	1,168	31
投資活動によるキャッシュ・フロー	△ 7,892	△ 9,863	1,971	△ 12,504
Ⅲ 財務活動によるキャッシュ・フロー				
短期借入金の借入及び返済による収入及び支出（△）（純額）	△ 207	△ 85	△ 122	－
長期借入金の返済による支出	－	△ 11	11	－
自己株式の取得による支出	△ 12	△ 5	△ 7	△ 9
自己株式の売却による収入	309	149	160	228
親会社による配当金の支払額	－	－	－	△ 10,024
少数株主への配当金の支払額	△ 1	0	△ 1	－
財務活動によるキャッシュ・フロー	88	45	43	△ 9,805
Ⅳ 現金及び現金同等物に係る換算差額	2,307	1,796	511	△ 1,324
Ⅴ 現金及び現金同等物の増加額	24,305	17,501	6,804	△ 5,875
Ⅵ 現金及び現金同等物期首残高	106,998	77,158	29,840	112,874
Ⅶ 現金及び現金同等物期末残高	131,304	94,660	36,644	106,998

（注）

1．連結キャッシュ・フロー計算書の△は、現金及び現金同等物の流出を示しております。

2．現金及び現金同等物の期末残高と連結貸借対照表に記載されている科目の金額（単位：百万円未満切捨）

	当第2四半期 平成17年 9月30日現在	前第2四半期 平成16年 9月30日現在	当第1四半期 平成17年 6月30日現在
現金及び預金勘定	131,304	94,660	106,998
有価証券勘定	－	－	－
計	131,304	94,660	106,998
預入期間が3ヶ月を超える定期預金	－	－	－
価値の変動についてリスクを負う有価証券	－	－	－
現金及び現金同等物	131,304	94,660	106,998

5．四半期財務情報の作成のための基本となる重要な事項

1）連結範囲及び持分法の適用に関する事項
・連結子会社数　60社
　主要会社名　（海外）HOYA HOLDINGS, INC.、HOYA HOLDINGS N.V.、
　HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
　（国内）HOYA CANDEO OPTRONICS株式会社、HOYAﾍﾙｽｹｱ株式会社
・非連結子会社数　－社
・関連会社数　5社（うち、持分法適用会社数　1社　＝　NHﾃｸﾉｸﾞﾗｽ株式会社）

2）会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
イ．連結範囲　：
a.前第2四半期末（平成16年9月末）との比較＝4社増加
・新規設立により4社増加
・HOYA GLASS DISK VIETNAM LTD.（ﾍﾞﾄﾅﾑ）
・HOYA LENS OF NEW ORLEANS, INC.（米国）
・HOYA MEDICAL EUROPE GMBH.（ﾄﾞｲﾂ）
・その他1社（海外）

b.当第1四半期末（平成17年6月末）との比較
・該当事項はありません。

ロ．持分法適用会社　：
a.前第2四半期末（平成16年9月末）との比較
・該当事項はありません。

b.当第1四半期末（平成17年6月末）との比較
・該当事項はありません。

	当第２四半期	前第２四半期	増　減	当第１四半期
連結子会社数	60 （国内6、海外54）	56 （国内6、海外50）	+4 （国内-、海外+4）	60 （国内6、海外54）
非連結子会社数	－ （国内-、海外-）	－ （国内-、海外-）	－ （国内-、海外-）	－ （国内-、海外-）
関連会社数	5 （国内5、海外-）	5 （国内5、海外-）	－ （国内-、海外-）	5 （国内5、海外-）
（うち持分法適用会社数）	(1) （国内1、海外-）	(1) （国内1、海外-）	(-) （国内-、海外-）	(1) （国内1、海外-）
合計 （うち持分法適用会社数）	65社 （1社）	61社 （1社）	+4 （－）	65社 （1社）

②会計方針の変更　：　該当事項はありません。

[有価証券及びデリバティブ取引に係る注記]

1．時価のある有価証券

（単位：百万円未満切捨）

区分	当第２四半期（平成17年9月30日現在）			当第１四半期（平成17年6月30日現在）			前第２四半期（平成16年9月30日現在）		
(1)満期保有目的の債券	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
①国債・地方債等	－	－	－	－	－	－	－	－	－
②社債	－	－	－	－	－	－	－	－	－
③その他	－	－	－	－	－	－	－	－	－
計	－	－	－	－	－	－	－	－	－
(2)その他有価証券	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
①株式	159	327	167	159	308	148	159	270	110
②債券	－	－	－	－	－	－	－	－	－
国債・地方債等	－	－	－	－	－	－	－	－	－
社債	－	－	－	－	－	－	－	－	－
その他	－	－	－	－	－	－	－	－	－
③その他	364	317	△ 47	－	－	－	－	－	－
計	524	644	119	159	308	148	159	270	110

2．時価評価されていない主な有価証券（時価のある有価証券のうち満期保有目的の債券を除く）

（単位：百万円未満切捨）

区分	当第２四半期（平成17年9月30日現在）	当第１四半期（平成17年6月30日現在）	前第２四半期（平成16年9月30日現在）
(1)満期保有目的の債券	連結貸借対照表計上額	連結貸借対照表計上額	連結貸借対照表計上額
①国債・地方債等	－	－	－
②社債	－	－	－
③その他	－	－	－
計	－	－	－
(2)関連会社株式	連結貸借対照表計上額	連結貸借対照表計上額	連結貸借対照表計上額
①非上場株式	11,117	10,632	7,636
計	11,117	10,632	7,636
(3)その他有価証券	連結貸借対照表計上額	連結貸借対照表計上額	連結貸借対照表計上額
①非上場株式	261	275	275
②その他	414	329	－
計	676	604	275

3．デリバティブ取引の契約額、時価及び評価損益等

該当事項はありません。

［税効果会計に係る注記］

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（単位：百万円未満切捨）

	当第２四半期 平成17年 9月30日現在	当第１四半期 平成17年 6月30日現在	前第２四半期 平成16年 9月30日現在
(1) 流動の部			
繰延税金資産			
たな卸資産未実現利益	2,277	2,163	1,808
環境整備費否認額	1,753	−	−
賞与引当金否認額	1,564	760	1,494
未払事業税否認額	777	249	737
減価償却損金算入限度超過額	−	287	906
その他	1,589	1,946	1,702
繰延税金資産　合計	7,961	5,407	6,649
(2) 固定の部			
繰延税金資産			
減価償却損金算入限度超過額	2,005	1,800	1,926
減損損失否認額	748	698	847
貸倒引当金損金算入限度超過額	115	114	153
その他	845	744	807
繰延税金資産　合計	3,715	3,357	3,735
繰延税金負債			
固定資産圧縮積立金	△ 423	△ 431	△ 431
特別償却準備金	△ 277	△ 255	△ 278
その他有価証券評価差額金	△ 40	△ 35	−
その他	△ 165	△ 165	△ 165
繰延税金負債　合計	△ 906	△ 889	△ 875
繰延税金資産の純額	2,808	2,468	2,859

2．法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主な項目別の内訳

	当第２四半期 自平成17年7月1日 至平成17年9月30日	前第２四半期 自平成16年7月1日 至平成16年9月30日	当第１四半期 自平成17年4月1日 至平成17年6月30日
連結財務諸表提出会社の法定実効税率	40.4 %	40.4 %	40.4 %
（調　整）			
海外連結子会社の税率差異	△ 19.1	△ 11.8	△ 15.3
交際費等永久に損金に算入されない項目	0.2	0.2	0.4
住民税均等割	0.1	0.1	0.1
受取配当金等永久に益金に算入されない項目	△ 0.3	−	△ 6.2
受取配当金等連結消去に伴う影響額	0.4	−	6.2
持分法による投資利益	△ 1.1	△ 2.0	△ 1.7
試験研究費等の特別税額控除	△ 0.5	△ 0.6	△ 0.4
その他	0.5	△ 1.3	0.7
税効果会計適用後の法人税等の負担率	20.7	25.0	24.2

[退職給付に係る注記]

（単位：百万円未満切捨）

1．当社グループの採用する退職給付制度

従来、退職一時金制度及び厚生年金基金制度を採用しておりましたが、平成15年3月期第3四半期において退職一時金制度を廃止しました。厚生年金基金につきましては、平成15年1月29日に厚生労働大臣より解散の認可を得て同日解散し、結了手続きを進めておりましたが、前第1四半期の平成16年5月26日に厚生労働大臣より清算結了の承認を得ました。

2．退職給付債務等の内容

（1）退職給付債務及びその内訳

該当事項はありません。

（2）退職給付費用の内訳

	当第2四半期 自平成17年7月1日 至平成17年9月30日	前第2四半期 自平成16年7月1日 至平成16年9月30日	当第1四半期 自平成17年4月1日 至平成17年6月30日
退職加算金	851	684	292
退職給付費用	851	684	292

（3）退職給付債務等の計算基礎

記載すべき事項はありません。

[固定資産の減損に係る注記]

（単位：百万円未満切捨）

当社は、ビジネス・ユニットを基準として、資産のグループ化を行なっており、以下の資産グループについて減損処理をしております。

○ クリスタル部門における武蔵工場等

場　所	用　途	種　類
埼玉県入間市	クリスタル製造設備等	機械装置等

クリスタル部門は、市場の低迷により個人需要・法人向けギフトともに落ち込みが大きいため、同部門に係る資産グループの帳簿価額を回収可能価額まで減額し、当該減少額を次のとおり減損損失として特別損失に計上しました。

	当第2四半期 自平成17年7月1日 至平成17年9月30日	前第2四半期 自平成16年7月1日 至平成16年9月30日	当第1四半期 自平成17年4月1日 至平成17年6月30日
機械装置他	124	26	3
計	124	26	3

なお、当資産グループの回収可能価額は使用価値により測定しており、将来キャッシュ・フローを5%で割り引いて算定しております。

（３）セグメント情報

１．事業の種類別セグメント情報

（単位：百万円未満切捨）

期別	当第２四半期：自 平成17年7月１日　至 平成17年9月30日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
１．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	46,784	2,512	25,607	9,079	480	498	84,961	－	84,961
(2)セグメント間の内部売上高又は振替高	534	59	△ 1	0	15	1,216	1,823	(1,823)	－
計	47,319	2,572	25,606	9,079	494	1,714	86,783	(1,823)	84,961
営業費用	29,208	2,441	20,593	6,831	667	1,525	61,265	(1,045)	60,220
営業利益又は営業損失(△)	18,111	131	5,013	2,248	△ 173	188	25,518	(779)	24,740
営業利益率　(%)	38.3%	5.1%	19.6%	24.8%	-35.0%	11.0%	29.4%	－	29.1%
２．資産、減価償却費及び資本的支出等									
資産	188,839	7,440	93,751	16,514	1,382	3,302	311,230	80,537	391,768
減価償却費	4,114	23	1,561	202	－	13	5,915	12	5,928
減損損失	－	－	－	－	124	－	124	－	124
資本的支出	9,951	13	1,839	157	124	10	12,097	27	12,124
研究開発費	2,362	260	568	266	8	－	3,467	－	3,467
従業員数（名）	14,708	192	6,750	699	129	254	22,732	52	22,784

期別	前第２四半期：自 平成16年7月1日　至 平成16年9月30日								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
１．売上高及び営業損益									
売上高									
(1)外部顧客に対する売上高	42,424	2,924	23,803	8,084	844	407	78,486	－	78,486
(2)セグメント間の内部売上高又は振替高	155	42	△ 1	0	7	1,267	1,470	(1,470)	－
計	42,580	2,967	23,801	8,083	851	1,674	79,956	(1,470)	78,486
営業費用	25,327	2,605	19,663	6,097	931	1,524	56,147	(709)	55,439
営業利益又は営業損失(△)	17,253	362	4,138	1,986	△ 80	150	23,808	(761)	23,047
営業利益率　(%)	40.5%	12.2%	17.4%	24.6%	-9.4%	9.0%	29.8%	－	29.4%
２．資産、減価償却費及び資本的支出等									
資産	148,813	8,170	92,124	20,882	2,466	2,496	274,953	44,990	319,944
減価償却費	3,577	30	1,425	163	－	12	5,209	16	5,225
減損損失	－	－	－	－	26	－	26	－	26
資本的支出	5,349	13	1,452	213	26	46	7,102	1	7,103
研究開発費	1,847	207	275	272	5	－	2,609	－	2,609
従業員数（名）	12,445	226	6,143	565	177	262	19,818	54	19,872

＜参考＞　前年同期との増減比較は、次のとおりです：

	増減								
	情報・通信		アイケア		その他		計	消去又は全社	連結
科目　　セグメント	エレクトロオプティクス	ホトニクス	ビジョンケア	ヘルスケア	クリスタル	サービス			
売上高　増減額									
(1)外部顧客に対する売上高増減額	4,360	△ 412	1,804	995	△ 364	91	6,475	－	6,475
外部売上高の増減率　(%)	10.3%	-14.1%	7.6%	12.3%	-43.1%	22.4%	8.2%	－	8.2%
(2)セグメント間売上高又は振替高増減額	379	17	0	0	8	△ 51	353	△ 353	－
計	4,739	△ 395	1,805	996	△ 357	40	6,827	△ 353	6,475
営業費用増減額	3,881	△ 164	930	734	△ 264	1	5,118	△ 336	4,781
営業損益額増減額	858	△ 231	875	262	△ 93	38	1,710	△ 18	1,693
営業損益の増減率　(%)	5.0%	-63.8%	21.1%	13.2%	116.3%	25.3%	7.2%	－	7.3%
営業利益率の増減（ポイント）	△ 2.2	△ 7.1	2.2	0.2	△ 25.6	2.0	△ 0.4	－	△ 0.2
資産　増減額	40,026	△ 730	1,627	△ 4,368	△ 1,084	806	36,277	35,547	71,824
減価償却費　増減額	537	△ 7	136	39	－	1	706	△ 4	703
減損損失　増減額	－	－	－	－	98	－	98	－	98
資本的支出　増減額	4,602	0	387	△ 56	98	△ 36	4,995	26	5,021
研究開発費　増減額	515	53	293	△ 6	3	－	858	－	858
従業員数（名）　増減数	2,263	△ 34	607	134	△ 48	△ 8	2,914	△ 2	2,912

（注）

１．事業区分の方法及び各区分に属する主要製品及び役務の名称

分野	事業	主要製品及び役務
情報・通信	エレクトロオプティクス	半導体用フォトマスク・マスクブランクス、液晶用マスク・液晶部品、HDD用ガラスディスク、光学レンズ・光学ガラス、電子用ガラス、光通信関連デバイス
	ホトニクス	各種レーザー機器、電子産業用光源、特殊光学ガラス
アイケア	ビジョンケア	メガネ用レンズ・フレーム、レンズ加工機器
	ヘルスケア	コンタクトレンズ、眼内レンズ
その他	クリスタル	クリスタルガラス製品
	サービス	情報システムの構築、人材派遣、業務請負

なお、当社の事業区分の方法は、製品の種類・性質等の類似性を考慮して区分しております。

２．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当第２四半期　757 百万円

前第２四半期　754 百万円

であり、その主なものは、本社部門並びに海外の地域本社に係る費用であります。

３．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当第２四半期　82,641 百万円

前第２四半期　59,745 百万円

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門並びに海外の地域本社に係る資産等であります。

２．所在地別セグメント情報

（単位：百万円未満切捨）

科目 ＼ 期別・セグメント	当第２四半期：自 平成17年7月１日 至 平成17年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
１．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	62,359	8,770	9,174	4,657	84,961	－	84,961
(2)セグメント間の内部売上高又は振替高	5,773	35	130	28,102	34,040	(34,040)	－
計	68,131	8,806	9,305	32,759	119,000	(34,040)	84,961
営業費用	56,980	8,416	7,916	22,217	95,529	(35,309)	60,220
営業利益又は営業損失（△）	11,151	389	1,389	10,542	23,471	1,268	24,740
営業利益率　（%）	16.4%	4.4%	14.9%	32.2%	19.7%	－	29.1%
２．資産	166,008	18,984	38,340	131,941	355,275	36,493	391,768

科目 ＼ 期別・セグメント	前第２四半期：自 平成16年7月1日 至 平成16年9月30日						
	日本	北米	欧州	アジア	計	消去又は全社	連結
１．売上高及び営業損益							
売上高							
(1)外部顧客に対する売上高	59,873	7,682	7,967	2,965	78,486	－	78,486
(2)セグメント間の内部売上高又は振替高	4,548	45	67	22,247	26,908	(26,908)	－
計	64,422	7,727	8,034	25,212	105,395	(26,908)	78,486
営業費用	51,550	7,548	6,897	17,314	83,309	(27,870)	55,439
営業利益	12,871	179	1,137	7,898	22,086	960	23,047
営業利益率　（%）	20.0%	2.3%	14.2%	31.3%	21.0%	－	29.4%
２．資産	168,718	20,035	30,728	90,716	310,199	9,745	319,944

＜参考＞　前年同期との増減比較は、次のとおりです：

科目 ＼ セグメント	増減						
	日本	北米	欧州	アジア	計	消去又は全社	連結
売上高　増減額							
(1)外部顧客に対する売上高増減額	2,486	1,088	1,207	1,692	6,475	－	6,475
外部売上高増減率　（%）	4.2%	14.2%	15.1%	57.1%	8.2%	－	8.2%
(2)セグメント間売上高又は振替高増減額	1,225	△ 10	63	5,855	7,132	(7,132)	－
計	3,709	1,079	1,271	7,547	13,605	(7,132)	6,475
営業費用増減額	5,430	868	1,019	4,903	12,220	(7,439)	4,781
営業利益額増減額	△ 1,720	210	252	2,644	1,385	308	1,693
営業利益額増減率　（%）	-13.4%	117.3%	22.2%	33.5%	6.3%	－	7.3%
資産　増減額	△ 2,710	△ 1,051	7,612	41,225	45,076	26,748	71,824

（注）１．営業費用のうち消去又は全社の項目に含めた配賦不能営業費用の金額は、

当第２四半期　682 百万円、
前第２四半期　680 百万円、

であり、その主なものは、本社部門に係る費用であります。

２．資産のうち消去又は全社の項目に含めた全社資産の金額は、

当第２四半期　80,021 百万円、
前第２四半期　55,875 百万円、

であり、その主なものは、余資運用資金（現金及び預金）、長期投資資金（投資有価証券）及び本社部門に係る資産等であります。

３．海外売上高

（単位：百万円未満切捨）

期別／科目・セグメント	当第２四半期 自 平成17年7月1日 至 平成17年9月30日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	10,774	9,628	19,874	3	40,281
連結売上高					84,961
連結売上高に占める海外売上高の割合（％）	12.7%	11.3%	23.4%	0.0%	47.4%
海外売上高における地域別の割合（％）	26.8%	23.9%	49.3%	0.0%	100.0%

期別／科目・セグメント	前第２四半期 自 平成16年7月1日 至 平成16年9月30日				
	北米	欧州	アジア	その他の地域	合計
海外売上高	11,440	8,736	15,778	2	35,956
連結売上高					78,486
連結売上高に占める海外売上高の割合（％）	14.6%	11.1%	20.1%	0.0%	45.8%
海外売上高における地域別の割合（％）	31.8%	24.3%	43.9%	0.0%	100.0%

＜参考＞　前年同期との増減比較は、次のとおりです：

科目・セグメント	増減				
	北米	欧州	アジア	その他の地域	合計
海外売上高増減額	△ 666	892	4,096	1	4,325
連結売上高増減額					6,475
海外売上高増減率　（％）	-5.8%	10.2%	26.0%	50.0%	12.0%

（注）国又は地域の区分の方法及び各区分に属する主な国又は地域

1. 国又は地域の区分の方法・・・・・・地理的近接度による。
2. 各区分に属する主な国又は地域・・・北米：米国、カナダ等
   欧州：オランダ、ドイツ、イギリス等
   アジア：シンガポール、タイ、韓国、台湾等
   その他の地域：サウジアラビア、ブラジル等

[後発事象：株式の分割に係る注記]

当社は、平成17年7月20日開催の取締役会決議に基づき、次のとおり株式分割による新株式を発行する予定であります。

1．分割により増加する株式数

普通株式　　337,047,015株

2．分割の方法

平成17年11月15日をもって、平成17年9月30日最終の株主名簿および実質株主名簿に記載された株主の所有株式数を、普通株式1株につき4株の割合をもって分割します。

3．配当起算日

平成17年10月1日

なお、当該株式分割が当期首に行なわれたと仮定した場合の当四半期における1株当たり情報および前期首に行なわれたと仮定した場合の前四半期、並びに同様に仮定した場合の当第1四半期における1株当たり情報は、それぞれ以下のとおりであります。

	当第2四半期 自平成17年7月1日 自平成17年9月30日	前第2四半期 自平成16年7月1日 自平成16年9月30日	当第1四半期 自平成17年4月1日 自平成17年6月30日
1株当たり株主資本	684円 60銭	563円 08銭	643円 63銭
1株当たり四半期純利益	41円 72銭	37円 44銭	45円 75銭
潜在株式調整後1株当たり四半期純利益	41円 57銭	37円 35銭	45円 63銭

（４）販売の状況（四半期連結部門別売上高明細表）

（単位：百万円未満切捨）

期別 / 分野・事業別	当第２四半期 自平成17年7月1日 至平成17年9月30日		前第２四半期 自平成16年7月1日 至平成16年9月30日		増減		当第1四半期 自平成17年4月1日 至平成17年6月30日	
	金額	構成比％	金額	構成比％	金額	増減率％	金額	構成比％
国内	24,189	51.7	21,907	51.6	2,282	10.4	23,884	53.6
海外	22,595	48.3	20,517	48.4	2,078	10.1	20,683	46.4
ｴﾚｸﾄﾛｵﾌﾟﾃｨｸｽ	46,784	55.1	42,424	54.1	4,360	10.3	44,568	54.5
国内	1,286	51.2	1,984	67.9	△ 698	△ 35.2	1,457	55.9
海外	1,226	48.8	940	32.1	286	30.4	1,147	44.1
ホトニクス	2,512	2.9	2,924	3.7	△ 412	△ 14.1	2,605	3.2
国内	25,475	51.7	23,891	52.7	1,584	6.6	25,342	53.7
海外	23,822	48.3	21,457	47.3	2,365	11.0	21,830	46.3
情報・通信	49,297	58.0	45,348	57.8	3,949	8.7	47,173	57.7
国内	9,538	37.2	9,590	40.3	△ 52	△ 0.5	9,034	36.4
海外	16,069	62.8	14,213	59.7	1,856	13.1	15,815	63.6
ビジョンケア	25,607	30.1	23,803	30.3	1,804	7.6	24,850	30.4
国内	8,837	97.3	7,940	98.2	897	11.3	8,255	96.6
海外	242	2.7	143	1.8	99	69.2	287	3.4
ヘルスケア	9,079	10.7	8,084	10.3	995	12.3	8,542	10.4
国内	18,375	53.0	17,531	55.0	844	4.8	17,290	51.8
海外	16,311	47.0	14,356	45.0	1,955	13.6	16,103	48.2
アイケア	34,686	40.8	31,887	40.6	2,799	8.8	33,393	40.8
国内	332	69.2	701	83.1	△ 369	△ 52.6	625	82.2
海外	148	30.8	142	16.9	6	4.2	135	17.8
クリスタル	480	0.6	844	1.1	△ 364	△ 43.1	760	0.9
国内	498	100.0	407	100.0	91	22.4	450	100.0
海外	－	－	－	－	－	－	－	－
サービス	498	0.6	407	0.5	91	22.4	450	0.6
国内	830	84.9	1,108	88.6	△ 278	△ 25.1	1,075	88.8
海外	148	15.1	142	11.4	6	4.2	135	11.2
その他	978	1.2	1,251	1.9	△ 273	△ 21.8	1,211	1.5
国内	44,680	52.6	42,530	54.2	2,150	5.1	43,708	53.4
海外	40,281	47.4	35,956	45.8	4,325	12.0	38,069	46.6
合計	84,961	100.0	78,486	100.0	6,475	8.2	81,777	100.0

Exhibit B.3

File No:82-34801

平成 17 年 10 月 20 日

各　位

会社名　HOYA株式会社
代表者名　代表執行役CEO 鈴木 洋
(コード番号 7741 東証第一部)
問合せ先　IR・広報グループ
マネジャー 伊藤直司
(TEL 03-3952-1160)

自己株式の買受けに関するお知らせ

(商法第 211 条の3第 1 項第2号の規定に基づく自己株式の取得)

当社は、平成 17 年 10 月 20 日開催の取締役会において、商法第 211 条の3第1項第2号の規定に基づき、自己株式を買い受けることを決議いたしましたのでお知らせいたします。

記

1. 自己株式の取得を行う理由
機動的な資本政策を遂行するために、自己株式の取得を行うものであります。

2. 取得の内容

(1)	取得する株式の種類	当社普通株式
(2)	取得する株式の総数	1,600 万株(上限とする) (発行済株式総数に対する割合 3.6%)
(3)	株式の取得価額の総額	640 億円(上限とする)
(4)	自己株式買受けの日程	平成 17 年 10 月 21 日から平成 17 年 12 月 20 日まで
(5)	取得の方法	東京証券取引所における市場買付

(ご参考)

1) 平成 17 年 9 月 30 日時点での自己株式の保有

発行済株式総数(自己株式を除く)	111,448,400 株
自己株式数	900,605 株

2) 当社は、平成 17 年7月 20 日開催の取締役会において、平成 17 年 9 月 30 日現在の株主に対し、平成 17 年 11 月 15 日付をもって 1 株につき 4 株の割合で株式の分割を行うことを決議いたしました。上記の発行済株式総数に対する割合は、平成 17 年 11 月 15 日付の株式の分割による発行済株式総数の増加を反映した数値となっております。

3) 平成 17 年 11 月 15 日時点での自己株式の保有(予定)

発行済株式総数(自己株式を除く)	445,793,600 株
自己株式数	3,602,420 株

以上